As filed with the Securities and Exchange Commission on July 11, 1995
                                    Registration No. 33-58999
=================================================================
               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549

                   AMENDMENT NO. 1 TO FORM S-1
                     REGISTRATION STATEMENT
                              UNDER
                   THE SECURITIES ACT OF 1933

                 KASH N' KARRY FOOD STORES, INC.
     (Exact name of Registrant as specified in its charter)

     DELAWARE                5411                95-4161591
(State or other   (Primary Standard Industrial  (I.R.S. Employer
jurisdiction of    Classification Code Number)   Identification
incorporation)                                   Number)
                        6422 Harney Road
                      Tampa, Florida  33610
                         (813) 621-0200
       (Address, including zip code, and telephone number,
including area code, of Registrant's principal executive office)

                       RAYMOND P. SPRINGER
       Senior Vice President, Chief Financial Officer,
                    Treasurer and Secretary
                 Kash n' Karry Food Stores, Inc.
                        6422 Harney Road
                      Tampa, Florida  33610
                         (813) 621-0200
        (Name, address, including zip code, and telephone
       number, including area code, of agent for service)
                         with copies to:

 ROBERT S. BOLT, ESQ.                LAWRENCE LEDERMAN, ESQ.
 Barnett, Bolt, Kirkwood & Long      Milbank, Tweed, Hadley & McCloy
 601 Bayshore Boulevard, Suite 600   1 Chase Manhattan Plaza
 Tampa, Florida  33606               New York, New York  10005
 (813) 253-2020                      (212) 530-5000

     Approximate date of commencement of proposed sale to the public: From time to time after the effective date of this Registration Statement, as determined by the Selling Stockholders.

     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. /x/

                                      (continues on following page)

(continuation of cover page)

                 CALCULATION OF REGISTRATION FEE

                                 Proposed     Proposed
                                 Maximum      Maximum   Amount
Title of Each                    Offering     Aggregate of
Class of Securities Amount to be Price        Offering  Regis-
to be Registered    Registered   Per Share(1) Price(1)  tration fee

Common Stock,       3,099,973    $19.25     $59,674,480 $20,577.41
par value
$.01 per share

(1) Estimated solely for purposes of calculating the registration fee, pursuant to Rule 457.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

                      CROSS REFERENCE SHEET

           (Pursuant to Item 501(b) of Regulation S-K)

The following information sets forth the location in the Prospectus of information required by Items 1-12, Part I, of Form S-1

Registration Statement, Items              Location in Prospectus
   and Heading

1. Forepart of the Registration
   Statement and Outside Front
   Cover Page of Prospectus.............Cover Page of Registration
                                        Statement; Outside Front
                                        Cover Page of Prospectus;
                                        Cross Reference Sheet
2.  Inside Front and Outside Back
    Cover Pages of Prospectus...........Inside Front Cover Page of
                                        Prospectus; Outside Back
                                        Cover Page of Prospectus
3.  Summary Information, Risk
    Factors and Ratio of Earnings
    to Fixed Charges....................Prospectus Summary; Risk
                                        Factors; Selected
                                        Financial Information

4.  Use of Proceeds.....................Not Applicable

5.  Determination of Offering Price.....Not Applicable

6.  Dilution............................Not Applicable

7.  Selling Security Holders............Selling Stockholders

8.  Plan of Distribution................Plan of Distribution

9.  Description of Securities to be
    Registered..........................Outside Front Cover Page of
                                        Prospectus; Prospectus Summary;
                                        Description of Capital Stock
10.  Interests of Named Experts
     and Counsel........................Not Applicable

11.  Information With Respect to the
     Registrant.........................Inside Front Cover of Prospectus;
                                        Prospectus Summary; The Company; The
                                        Restructuring; Capitalization;
                                        Selected Financial Information;
                                        Market Price and Dividend Policy;
                                        Management's Discussion and Analysis
                                        of Financial Condition and Results
                                        of Operations; Business; Management;
                                        Certain Relationships and Related
                                        Transactions; Principal Stockholders;
                                        Description of Capital Stock
12.  Disclosure of Commission
     Position on Indemnification for
     Securities Act Liabilities ........Not Applicable
     INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR
AMENDMENT.  A REGISTRATION STATEMENT RELATING TO THESE SECURITIES
HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION.  THESE
SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR
TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE.  THIS
PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE
SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF
THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR
SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER
THE SECURITIES LAWS OF ANY SUCH STATE.

            SUBJECT TO COMPLETION, DATED JULY 11, 1995
[LOGO]
                 KASH N' KARRY FOOD STORES, INC.

                          COMMON STOCK

     Up to 3,099,973 shares of Common Stock, par value $.01 per share (the "Common Stock"), of Kash n' Karry Food Stores, Inc. (the "Company"), may be offered from time to time by certain holders of the Common Stock (collectively, the "Selling Stockholders"). See "Selling Stockholders." The Common Stock offered hereby is listed on the Nasdaq Stock Market's Small Cap Market under the symbol "KASH." See "Market Price and Dividend Policy."


     The Company will not receive any of the proceeds from any sale of Common Stock offered from time to time by the Selling Stockholders. Any or all of such Common Stock may be sold by the Selling Stockholders from time to time
(i) to or through underwriters or dealers, (ii) directly to one or more other purchasers, (iii) through agents on a best-efforts basis, or (iv) through a combination of any such methods of sale. If required, the names of any underwriters or agents and the applicable commissions or discounts, along with pricing information, will also be set forth in an accompanying Prospectus Supplement. See "Plan of Distribution."

     SEE "RISK FACTORS" BEGINNING AT PAGE 10 OF THIS PROSPECTUS FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED BY PROSPECTIVE INVESTORS IN CONNECTION WITH AN INVESTMENT IN THE COMMON STOCK.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.


      The date of this Prospectus is _______________, 1995

                      AVAILABLE INFORMATION


     The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports and other information with the Securities and Exchange Commission (the "Commission"). Such reports and other information filed by the Company can be inspected and copied at the public reference facilities maintained by the Commission at 450 Fifth Street N.W., Washington, D.C. 20549, and at certain of the following regional offices:
7 World Trade Center, Suite 1300, New York, New York 10048, and Northwest Atrium Center, 550 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such material can also be obtained from the Public Reference Section of the Commission, 450 Fifth Street N.W., Washington, D.C. 20549, at prescribed rates. The Common Stock is listed on the Nasdaq Small Cap Market; accordingly, such reports and other information concerning the Company may also be inspected at the offices of the Nasdaq Stock Market, 1735 K Street N.W., Washington, D.C. 20006.

     The Company has filed with the Commission a Registration Statement under the Securities Act of 1933 (the "Securities Act") with respect to the Common Stock offered hereby. This Prospectus, which forms a part of the Registration Statement, does not contain all of the information set forth in the Registration Statement and the exhibits thereto, certain parts of which have been omitted in accordance with the rules and regulations of the Commission. For further information with respect to the Company and the offering of Common Stock, reference is made hereby to such Registration Statement and exhibits.



























                       PROSPECTUS SUMMARY

     The following summary is qualified in its entirety by, and should be read in conjunction with, the more detailed information and the financial statements, including the notes thereto, appearing elsewhere in this Prospectus. References in this Prospectus to the "Company" mean Kash n' Karry Food Stores, Inc., references to "Common Stock" mean the 3,099,973 shares of common stock of the Company, par value $.01 per share, issued on December 29, 1994 in connection with the Restructuring (as herein defined). All financial information set forth herein is presented in accordance with generally accepted accounting principles ("GAAP"), unless otherwise noted.


                           The Company

     The Company is among the three largest food retailers in west central Florida, operating 92 multi-department supermarkets, five conventional supermarkets and 33 liquor stores under the "Kash n' Karry" name and two super warehouse stores under the "Save 'n Pack" name, all supported by a centrally-located warehouse and distribution facility. More than one-half of the Company's stores are located in the Tampa-St. Petersburg area, which is Florida's largest retail food sales market, with the balance located between Gainesville, approximately 130 miles to the north, and Bonita Springs, approximately 150 miles to the south. The west central Florida area has a diverse and growing economy, which includes high technology and financial centers, an insurance industry presence, retirement communities, coastal resorts and commercial agricultural activity. The region's population is estimated to be increasing at an annual rate of approximately 2%.

     The Company currently operates two distinct store concepts:

     . a large, full-service multi-department supermarket under the Kash n' Karry name, which is designed to operate profitably at lower sales levels than certain competitors; and

     . a super warehouse store under the Save 'n Pack name designed to serve trade areas with low household income.

     The Company has developed, and continues to implement, the following marketing and operating strategies to promote growth in revenues and operating cash flow:

     Marketing Strategy. The Company emphasizes competitive prices on everyday items, strong weekly features, high quality perishables and a broad assortment of both national and corporate brands. The Company's food stores are open seven days a week, with most operating 24 hours a day. The Company seeks to be either first or second among its competitors in











assortment of branded merchandise, stocking over 29,000 SKU's (stock keeping units) of national brand and corporate brand items. In addition to a full range of grocery and general merchandise items, most of the Company's multi-department supermarkets also feature expanded perishable goods departments, delicatessens and in-store bakeries, and many contain pharmacies and full-service seafood, full-service floral and video rental departments.

     In 1992, the Company introduced its own corporate brand merchandise. The Company's corporate brand strategy is to offer a product comparable in quality to the best-selling national brand at a lower price. The Kash n' Karry brand item generally sells for approximately 10% less than the competing best-selling national brand but generates a higher per unit gross profit contribution to the Company. Over 1,100 SKU's in a wide variety of product categories carry the Kash n' Karry brand name.

     Operations Strategy. The Company believes that up-to-date, strategically located facilities, well-trained associates and information management systems are key elements to the Company's future success. The Company operates a modern, 687,000 square foot warehouse, distribution and office facility in Tampa with sufficient capacity to service anticipated store expansion for the foreseeable future. The warehouse enables the Company to reduce costs by purchasing in large quantities, taking advantage of special promotional prices offered by vendors and purchasing prior to impending price increases, and reducing delivery costs through cross docking and backhauls. The central location of the warehouse facility to its stores also provides the Company with operating efficiencies.

     The Company relies on information technology to enhance operating efficiency. The Company recently entered into an agreement to outsource its information systems development in order to minimize costs, accelerate the implementation period for systems improvements, facilitate future software upgrades, reduce personnel issues and eliminate equipment lease costs. Specifically, the agreement provides for the acquisition of new procurement, billing, labor scheduling and accounts payable systems and new point-of-sale equipment in the stores within the next 18 months.

     The Company also devotes significant resources to personnel training, utilizes labor scheduling programs to allocate manpower based on anticipated sales levels, and employs a variety of strategies to minimize inventory losses. None of the Company's associates is covered by a collective bargaining agreement.

     The principal executive offices of the Company are located at 6422 Harney Road, Tampa, Florida 33610, and its telephone number is (813) 621-0200.












                               The Restructuring

     The Company was formed in connection with a leveraged acquisition in 1988. Although the Company consistently generated stable operating cash flows through its 1993 fiscal year, it experienced net losses for each of the last five fiscal years and the 22-week period ended January 1, 1995 due primarily to its highly leveraged position.

     On November 9, 1994, the Company filed with the United States Bankruptcy Court for the District of Delaware (the "Bankruptcy Court") a "prepackaged" plan of reorganization (the "Prepackaged Plan") pursuant to Chapter 11 of the U.S. Bankruptcy Code. The Prepackaged Plan was confirmed by the Bankruptcy Court on December 12, 1994. Under the terms of the Prepackaged Plan, the Company effected a comprehensive financial restructuring (the "Restructuring"). As a result of the Restructuring, the Company restructured its senior debt, converted its subordinated debt into an 85% equity interest in the Company, and received $10.0 million in cash from Green Equity Investors, L.P. ("GEI") for the remaining 15% equity interest of the Company. The Company emerged from bankruptcy on December 29, 1994. For further information with respect to the Prepackaged Plan and the Restructuring, see "The Restructuring," "Capitalization" and "Management's Discussion and Analysis of Financial Condition and Results of Operations."


                               Risk Factors

     The shares offered hereby involve a high degree of risk and should not be purchased by anyone who cannot afford the loss of their entire investment. See "Risk Factors."




























                          Summary Financial Data

     The following table presents summary financial information of the Company as of and for each of the fiscal years ended on the Sunday nearest to July 31, 1994, 1993 and 1992, and as of and for the periods ended April 30, 1995, January 1, 1995 and May 1, 1994, and should be read in conjunction with the financial statements and related notes thereto appearing elsewhere in this Prospectus and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

     The financial statements as of and for the periods ended April 30, 1995, January 1, 1995 and May 1, 1994, from which the summary financial data has been derived, have not been audited by independent accountants in accordance with generally accepted auditing standards, but, in the opinion of management, the financial statements as of and for the period ended May 1, 1994 include all adjustments, consisting only of normal recurring adjustments, necessary to summarize fairly the Company's financial position and results of operations. As discussed herein, the Company's Prepackaged Plan was consummated on December 29, 1994 (the "Effective Date"). The financial statements as of and for the periods ended April 30, 1995 and January 1, 1995 reflect the Company's emergence from Chapter 11 and were prepared utilizing the principles of fresh-start reporting contained in the American Institute of Certified Public Accountants' Statement of Position 90-7, "Financial Reporting by Entities in Reorganization Under the Bankruptcy Code." Operations during the period from the Effective Date through January 1, 1995 had no significant impact on the emergence transactions and as a result have not been separately identified. As a result of the implementation of fresh-start accounting, certain of the summary financial data as of and for the periods ended April 30, 1995 and January 1, 1995 is not comparable to the summary financial data of prior periods due to the change in reporting entity resulting from the application of fresh-start accounting. Therefore, summary financial data for the "Reorganized Company" has been separately identified from that of the "Predecessor Company." Results for the periods ended April 30, 1995 or January 1, 1995 are not necessarily indicative of the results for the full year.

     The summary store data have been derived from the Company's management reporting records.



















                               Reorganized                 Predecessor
                                Company                       Company
                                             Period Ended
                                April 30,       January 1,     May 1,
                                  1995            1995          1994
                               (17 weeks)      (22 weeks)    (39 weeks)
                              (In Thousands, Except Per Share Amounts)
Statement of Operations Data
 Sales . . . . . . . . . . .     $356,281      $426,681       $814,607
 Cost of sales . . . . . . .      280,662       340,802        647,524
                                  -------       -------        -------
 Gross profit. . . . . . . .       75,619        85,879        167,083
 Selling, general and
    administrative expenses .      51,122        68,819        133,846
 Depreciation and amortization      8,436        10,234         18,166
 Store closing and other costs        --           --           11,016
                                   ------        ------        --------
 Operating income . . . . . .      16,061         6,826          4,055
 Net interest expense (1). . .      9,344        13,719         33,757
                                   ------        ------        --------
 Income (loss) from operations before
    reorganization items, income taxes,
    extraordinary items and change in
    accounting principle . . .      6,717        (6,893)       (29,702)
 Reorganization items. . . . .         --          (219)          --
 Provision for income taxes . .     3,189          --             --
 Extraordinary items -
    gain on debt discharge . .         --        70,166           --
 Cumulative effect of change in
    accounting principle . . .         --        (2,000)          --
                                    -----       -------        --------
 Net income (loss) . . . . . .   $  3,528       $61,054       $(29,702)
                                    =====       =======        ========
 Income per common share (2), (3)   $1.14          --             --
                                    =====
                                               Predecessor Company
                               Fiscal Year Ended Sunday Nearest July 31, (4)
                                     1994        1993           1992
                                              (In Thousands)
Statement of Operations Data
 Sales . . . . . . . . . . .     $1,065,165   $1,086,125     $1,071,038
 Cost of sales . . . . . . .        845,597      856,156        848,441
                                 ----------   ----------     ----------
 Gross profit. . . . . . . .        219,568      229,969        222,597
 Selling, general and
    administrative expenses         176,945      175,177        164,897
 Depreciation and amortization       24,112       23,455         20,132
 Store closing and other costs       11,016         --             --
                                 ----------   ----------     ----------
 Operating income. . . . . .          7,495       31,337         37,568

 Net interest expense (1). .         45,390       43,257         44,869
                                 ----------   ----------     ----------
 Net loss. . . . . . . . . .       $(37,895)    $(11,920)       $(7,301)
                                 ==========   ==========     ==========
                                Reorganized                 Predecessor
                                Company                       Company
                                             Period Ended
                                April 30,      January 1,      May 1,
                                  1995           1995           1994
                               (17 weeks)     (22 weeks)     (39 weeks)
                                     (Dollar Amounts In Thousands)
Balance Sheet Data
 Total assets. . . . . . . .   $374,865        $381,492       $399,664
 Inventories . . . . . . . .     83,206          87,115         84,019
 Property and equipment, net    140,496         144,979        162,730
 Working capital . . . . . .     11,619           7,045         (1,362)
 Total long-term debt and capital
  leases (including current
  maturities)(5) . . . . . .    225,674         242,786        362,835
 Preferred stock . . . . . .        --             --            4,650
 Total stockholders'
  equity (deficit) . . . . .     50,023          46,495        (52,861)

Other Data
 Operating cash flow
  (adjusted EBITDA) (6) . . .    24,497          17,060         33,237
 Capital expenditures (7) . .     1,509             665         12,841

Store Data
 Food stores open at end of
   period (8) . . . . . . . .        99              99            101
 Avg. selling sq. ft. during period
   (in thousands) (9) . . . .     2,903           2,903          3,105
 Avg. sales per store week (10)    $212            $196           $197

                                               Predecessor Company
                               Fiscal Year Ended Sunday Nearest July 31, (4)
                                     1994        1993           1992
Balance Sheet Data                    (Dollar Amounts in Thousands)
 Total assets. . . . . . . .   $389,893        $423,208       $399,419
 Inventories . . . . . . . .     76,094          95,385         91,226
 Property and equipment, net    160,491         164,937        145,372
 Working capital . . . . . .    (12,747)         19,137         26,031
 Total long-term debt and capital
   leases (including current
   maturities) (5) . . . . .    360,121         351,890        316,220
 Preferred stock . . . . . .      4,650           4,650          4,650
 Total stockholders' deficit    (61,054)        (23,159)       (11,239)

Other Data
 Operating cash flow
   (adjusted EBITDA) (6) . .    $42,623         $54,792        $57,700
 Capital expenditures (7) . .    15,471          37,703         15,385

Store Data
 Food stores open at end of
   period (8) . . . . . . . .       100             115            111
 Avg. selling sq. ft. during period
   (in thousands) (9) . . . .     3,084           3,100          2,970
 Avg. sales per store week (10)    $196            $183           $181


                 Notes to Summary Financial Data
                  (Dollar Amounts In Thousands)

(1) Includes amortization of deferred financing costs of $494, $1,152 and $2,190 for the 17 weeks ended April 30, 1995, 22 weeks ended January 1, 1995, and 39 weeks ended May 1, 1994, respectively; and $2,950, $2,850, and $2,932 for the 1994, 1993 and 1992 fiscal years, respectively.

(2) Based on 3,099,973 shares (the weighted average number of shares of Common Stock outstanding).

(3) Net income per share of Common Stock is not meaningful prior to January 1, 1995 due to the significant change in the capital structure in connection with the Restructuring.

(4) The Company's fiscal year is based on a 52/53 week fiscal year ending on the Sunday nearest to July 31. Therefore, the 1992 fiscal year included 53 weeks of operations. The 1994 and 1993 fiscal years each had 52 weeks of operations.

(5) Total long-term debt includes long-term debt, current maturities of long-term debt, capital lease obligations and certain other debt.

(6) Represents earnings before net interest expense (which includes amortization of deferred financing costs), provision for income taxes, depreciation and amortization, store closing and other costs, reorganization items, extraordinary items, and cumulative effect of change in accounting principle. Operating cash flow (adjusted EBITDA) is presented here as a measure of the Company's debt service ability, and should not be construed as an alternative to operating income (as determined in accordance with generally accepted accounting principles) or to cash flows from operating activities (as determined on the Statements of Cash Flows in the Company's financial statements).

(7) Capital expenditures consist of cash expenditures, additions to capital leases and, for the 1994, 1993 and 1992 fiscal years, amounts funded under the capital improvements revolving credit facility under the Old Credit Agreement (as defined in "The Restructuring").

(8)  Data relating to the number of stores is expressed in actual numbers.

(9) Represents the average of the selling square footage of the Company's stores on the first and last day of the respective periods. Selling square footage includes adjacent liquor stores, where applicable, but does not include backroom and receiving areas.

(10) Represents, for each of the respective periods, sales for such period divided by the sum of the number of weeks for which each of the Company's stores was open during such period.








                               RISK FACTORS

     An investment in the shares of Common Stock offered hereby involves a high degree of risk. Prospective investors should carefully consider the following matters, in addition to the other information set forth in this Prospectus, in connection with an investment in the Common Stock offered hereby.


History of Net Losses; Reorganization

     The Company experienced net losses for each of the last five fiscal years. The Company's statements of operations reflect a net loss of approximately $37.9 million for the 1994 fiscal year, $11.9 million for the 1993 fiscal year, $7.3 million for the 1992 fiscal year, $39.0 million for the 1991 fiscal year, and $25.6 million for the 1990 fiscal year. See "Selected Financial Information" and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

     On November 9, 1994, the Company sought relief pursuant to a "prepackaged" plan of reorganization under Chapter 11 of the U.S. Bankruptcy Code to reduce its debt service requirements and overall level of indebtedness, to realign its capital structure and to provide the Company with greater liquidity. See "The Restructuring." There can be no assurance that the Company will operate profitably in its reorganized form.

Tax Considerations

     As a result of the Restructuring (as defined in "The Restructuring"), an ownership change within the meaning of Code section 382(g) occurred with respect to the Company on December 29, 1994 (the "Change Date").
Accordingly, the Company's ability to carry forward all of the net operating losses (and "recognized built-in losses," if any), to taxable years beginning after the Change Date within the meaning of Code section 382(j) (and a portion of the taxable year which includes the Change Date) will become subject to an annual limitation under Code sections 382 and 383.

     The Company intends to determine the annual limitation under the provisions of Code section 382(l)(6), which deals with a loss corporation that exchanges stock for debt and undergoes an ownership change in a proceeding under Chapter 11. The amount of income that may be offset by the net operating loss carryovers should generally be limited to an amount (subject to a proration rule for the taxable year that includes the Effective
Date) equal to the product of (i) the value of the stock of the Company, determined immediately prior to the Restructuring but increased to take into account the effect on such value of the issuance of Common Stock to the holders of Old Subordinated Debentures (as defined in "The Restructuring") and (ii) the long-term tax-exempt rate, within the meaning of Code section 382(f). This annual limitation will be increased by "recognized built-in gain," if any. The







annual limitation on the Company's ability to carry forward its net operating losses (and "reorganized built-in losses," if any) may be substantial.


Highly Leveraged Position

     Even after the Restructuring, the Company remains highly leveraged. As of April 30, 1995, the Company had total long-term indebtedness (including current maturities) of $225.7 million, including $144.1 million of aggregate principal amount of New Senior Floating Rate Notes and New Senior Fixed Rate Notes (as defined in "The Restructuring") (collectively, the "New Notes"), which mature on February 1, 2003, $33.8 million of term loan and revolving loan indebtedness under the New Credit Agreement (as defined in "The Restructuring"), $32.4 million of indebtedness under mortgages maturing between 1999 and 2003, and $15.4 million of capital lease and other obligations. Under the indentures governing the New Notes, the Company has the option of paying interest in kind on the New Senior Floating Rate Notes through August 1, 1995, and on the New Senior Fixed Rate Notes through February 1, 1996. The Company expects to exercise the payment-in-kind option, which will increase the principal amount of the New Notes outstanding by $16.9 million through February 1, 1996 (assuming a 9.0% annual interest rate on the New Senior Floating Rate Notes and 11.5% on the New Senior Fixed Rate Notes). If future cash provided by operations is less than currently expected, the Company may experience difficulty in meeting interest and principal payments due on outstanding indebtedness and other obligations.
See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

     The degree to which the Company is leveraged could have important consequences to holders of Common Stock of the Company, including the following: (i) the Company's ability to obtain additional financing in the future for working capital, capital expenditures, acquisitions, general corporate purposes or other purposes may be impaired; (ii) a substantial portion of the Company's cash flow from operations must be dedicated to the payment of the principal of and interest on its existing indebtedness, which materially decreases the funds available to the Company to finance its working capital, capital expenditures and business operations generally;
(iii) certain of the Company's borrowings are at variable rates of interest, which, in the absence of interest rate hedging arrangements, make the Company vulnerable to increases in interest rates; (iv) the Company's indentures and New Credit Agreement impose significant financial and operating restrictions which, if violated, could permit the Company's creditors to accelerate payments thereunder (see "Risk Factors -- Restrictions Imposed
Under Indebtedness"); (v) the Company is more highly leveraged than its principal competitors, which may place the Company at a competitive disadvantage (see "Competition" below); and (vi) the Company's high degree of leverage may make it vulnerable to economic downturns and may limit its ability to withstand competitive pressures and adverse changes in government regulation and to capitalize on significant business opportunities.








Restrictions Imposed Under Indebtedness

     The New Credit Agreement (as defined in "The Restructuring") and the indentures governing the New Notes contain numerous limitations, including restrictions on the ability of the Company to (i) incur additional indebtedness, (ii) place liens on assets, (iii) sell assets, (iv) engage in mergers or consolidations, (v) pay dividends and (vi) engage in certain transactions with affiliates. The New Credit Agreement also requires the Company to maintain compliance with certain financial covenants. These limitations and requirements may restrict the ability of the Company to obtain additional financing for working capital, capital expenditures, acquisitions, general corporate purposes or other purposes.

     The ability of the Company to comply with the covenants in its debt agreements will be dependent on its future financial performance, which will be subject to prevailing economic conditions and other factors, including factors beyond the control of the Company. Failure to comply with any of these covenants could result in a default or event of default under the relevant debt agreements, permitting lenders to accelerate the maturity of the indebtedness under such agreements and to foreclose upon any collateral securing such indebtedness. Any such failure to comply or any default, event of default or acceleration under any particular indebtedness could also result in the acceleration of other debt of the Company under agreements that contain cross-default or cross-acceleration provisions.


Fresh-Start Reporting Presentation

     The Company's Prepackaged Plan was confirmed by the U.S. Bankruptcy Court on December 12, 1994, and consummated on December 29, 1994. In accordance with the American Institute of Certified Public Accountants' Statement of Position 90-7, "Financial Reporting by Entities in Reorganization under the Bankruptcy Code," the Company adopted "fresh-start reporting." Accordingly, financial statements for periods subsequent to December 29, 1994 have been prepared on a basis not comparable to prior periods. The application and impact of "fresh-start reporting" is set forth in greater detail in the notes to the Company's financial statements, which are included in this Prospectus. See "Capitalization," "Selected Financial Data," "Management's Discussion and Analysis of Financial Condition and Results of Operations," and the Company's financial statements, including the notes thereto.


Competition

     The food retailing business is highly competitive. The Company competes with several national, regional and local supermarket chains, particularly Publix, Winn-Dixie, Albertson's and Food Lion. The Company is also in competition with convenience stores, stores owned and operated or otherwise affiliated with large food wholesalers, unaffiliated independent food stores, merchandise clubs, discount drugstore chains and discount general merchandise chains and supercenters.





     The Company's principal competitors have greater financial resources than the Company and could use those resources to take steps which could adversely affect the Company's competitive position and financial performance. For example, operating results generally and sales growth in particular were adversely affected by approximately 84 competitive supermarket openings during the 1994, 1993, 1992 and 1991 fiscal years by both established competitors and new entrants in the Company's market area. In fiscal 1995, the Company expects approximately 12 such competitive store openings, and it is anticipated that these competitive store openings will continue in the future.

     Another example of the highly competitive nature of the food retailing business is the practice of competitors to reposition their pricing structure. Over the past several years, each of the Company's major competitors has changed its pricing practices in a manner that has adversely affected general retail pricing in the market. Winn-Dixie discontinued double coupons and introduced its every day low price program in the spring of 1991. In the spring of 1993, Publix began a campaign focused on "surprisingly low prices," and Food Lion began a double coupon program which has since been discontinued. The Company has had to deal with each of these changes in a manner that has, in some instances, adversely affected its operating results and may continue to do so in the future.

     In addition, the Company's ability to compete may be adversely affected by its high leverage and the limitations imposed by its debt agreements.

Anti-Takeover Provisions

     The Company has adopted a preferred stock purchase rights plan (the "Rights Plan"). See "Description of Capital Stock -- Certain Anti-Takeover and Charter Provisions." The Rights Plan is designed to assure that all stockholders receive fair and equal treatment in the event of any proposed takeover of the Company. However, the Rights Plan could discourage certain potential acquisition proposals and could delay or prevent a change in control of the Company in certain circumstances. As a result, the stockholders could receive less for their shares than otherwise might be available in the event of a takeover attempt. The Rights Plan could diminish the opportunities for a stockholder to participate in tender offers, including tender offers at a price above the then current market value of the Common Stock, or proxy contests, and may also inhibit fluctuations in the market price of the Common Stock that could result from takeover attempts.
In addition, the Board of Directors, without further stockholder approval, may issue Preferred Stock with such terms as the Board of Directors may determine, and which could have the effect of delaying or preventing a change in control of the Company. The issuance of such Preferred Stock could also adversely affect the voting power of the holders of Common Stock. See "Description of Capital Stock -- Preferred Stock." The Company is also afforded the protections of Section 203 of the Delaware General Corporation Law, which could delay or prevent a change in control of the Company or could impede a merger, consolidation, takeover or other business combination involving the Company or discourage a potential acquirer from





making a tender offer or otherwise attempting to obtain control of the Company. See "Description of Capital Stock -- Certain Anti-takeover and Charter Provisions."


Restrictions on Dividends

     On June 14, 1995 the Company declared a 50% stock dividend on its Common Stock, payable on July 17, 1995 to stockholders of record on June 26, 1995. The Company presently does not intend to pay cash dividends or make other distributions with respect to the Common Stock for the foreseeable future.
In addition, the New Credit Agreement and the indentures governing the New Notes contain limitations on the ability of the Company to pay cash dividends. See "Market Price and Dividend Policy" and "Description of Capital Stock."


Limited Public Market

     On March 2, 1995 the Common Stock was listed for trading on the Nasdaq Small Cap Market under the symbol "KASH." Prior to such date, there was no established public trading market for its Common Stock. There is no assurance that an active trading market in the Common Stock will continue. Accordingly, no assurance can be given as to the price at which any holder may sell his Common Stock or whether a liquid market in the Common Stock will exist at the time of any given sale.


                           THE COMPANY


     The Company is a Delaware corporation, formed as a vehicle for the October 1988 leveraged acquisition of 121 food and 25 liquor stores in two separate transactions from Lucky Stores, Inc., a subsidiary of American Stores Company, and Superx Drugs Corporation, a subsidiary of The Kroger Co. The Company's original equity capitalization was provided by The Fulcrum III Limited Partnership and The Second Fulcrum III Limited Partnership (collectively, the "Fulcrum Partnerships") (the Fulcrum Partnerships are investment funds managed by Gibbons, Goodwin, van Amerongen, L.P. ("GGvA") (formerly known as Gibbons, Green, van Amerongen, L.P.)), certain affiliates of Merrill Lynch & Co., Inc. and members of management. In November 1991, Green Equity Investors, L.P. ("GEI"), an investment fund managed by Leonard Green & Partners, L.P., invested $27.7 million in cash in exchange for an equity interest in the Company. At the same time, the Fulcrum Partnerships invested an additional $2.3 million and exchanged certain preferred stock of the Company for common stock of the Company. After the November 1991 equity infusion, and until the Restructuring was consummated, GEI owned approximately 60.9%, and the Fulcrum III Partnerships owned approximately 33.8%, of the outstanding Common Stock of the Company.







     The principal executive offices of the Company are located at 6422 Harney Road, Tampa, Florida 33610, and its telephone number is (813) 621-0200. The Company's symbol for trading on the Nasdaq Small Cap Market is "KASH."


                        THE RESTRUCTURING

     On November 9, 1994 (the "Petition Date") the Company filed with the U.S. Bankruptcy Court for the District of Delaware (the "Bankruptcy Court") a voluntary petition for reorganization under Chapter 11 of the Bankruptcy Code and a "prepackaged" plan of reorganization (the "Prepackaged Plan"). During the pendency of the bankruptcy case, the Company, with the approval of the Bankruptcy Court, operated its business in the ordinary course, and paid all pre-petition and post-petition claims of its general unsecured creditors, trade creditors and employees in full. The Prepackaged Plan was confirmed by the Bankruptcy Court on December 12, 1994, and the Company emerged from bankruptcy on December 29, 1994 (the "Effective Date").

     Pursuant to the Prepackaged Plan, on the Effective Date:

     (1) Each $1,000 principal amount of the Company's $85.0 million Senior Floating Rate Notes due August 2, 1996 (the "Old Senior Floating Rate Notes") was exchanged for (a) new Senior Floating Rate Notes due February 1, 2003 (the "New Senior Floating Rate Notes") in an original principal amount equal to $1,000 plus 100% of the accrued interest under the Old Senior Floating Rate Notes from and including February 3, 1994, through but not including the Petition Date, or, at such holder's election, (b) new 11.5% Senior Fixed Rate Notes due February 1, 2003 (the "New Senior Fixed Rate Notes") in the same original principal amount, or, at such holder's election, (c) an amount of New Senior Floating Rate Notes and an amount of New Senior Fixed Rate Notes equal, in the aggregate, to 100% of such claim;

     (2) Each $1,000 principal amount of the Company's $50.0 million 12 3/8% Senior Fixed Rate Notes due February 1, 1999 (the "Old Senior Fixed Rate Notes") was exchanged for (a) New Senior Floating Rate Notes in an original principal amount equal to $1,000 plus 100% of the accrued interest under the Old Senior Fixed Rate Notes from and including February 2, 1994, through but not including the Petition Date, or, at such holder's election, (b) New Senior Fixed Rate Notes in the same original principal amount, or, at such holder's election, (c) an amount of New Senior Floating Rate Notes and an amount of New Senior Fixed Rate Notes equal, in the aggregate, to 100% of such claim;

     (3) the Company's $105.0 million 14% Subordinated Debentures due February 1, 2001 (the "Old Subordinated Debentures") were exchanged for the aggregate amount of 2,634,973 shares of newly-issued Common Stock, representing 85 percent of the Common Stock outstanding on the Effective Date;








     (4) GEI invested $10.0 million cash in exchange for 465,000 shares of newly-issued Common Stock, representing 15 percent of the Common Stock outstanding on the Effective Date; and

     (5) all of the existing preferred stock, common stock, and options and warrants to purchase common stock of the Company were extinguished.

     Pursuant to the Prepackaged Plan, the Company is required within four months after the Effective Date, or such longer time as may be required to prepare the necessary financial statements, to take the necessary steps to register the newly-issued shares of Common Stock in a "shelf registration," to be effective for a period of three years, pursuant to the appropriate requirements of the Securities and Exchange Commission. The Registration Statement, of which this Prospectus is a part, has been filed to satisfy that requirement.

     Also pursuant to the Prepackaged Plan, the Company refinanced its principal bank indebtedness on the Effective Date by entering into a new Credit Agreement with The CIT Group/Business Credit, Inc., as administrative agent for itself and certain other lenders (the "New Credit Agreement"). The New Credit Agreement provides the Company with a 3-year $35.0 million term loan facility and a 3-year $50.0 million revolving credit facility, and is secured by liens upon substantially all of the Company's real and personal property. As a result of such refinancing, the obligations of the Company under the Credit Agreement dated October 12, 1988, as restated on September 14, 1989, and thereafter amended, with Bank of America National Trust and Savings Association (as successor by merger to Security Pacific National
Bank), as administrative agent, and certain other senior lenders (the "Old Credit Agreement"), were satisfied, and the Old Credit Agreement was terminated. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Financial Condition."

                MARKET PRICE AND DIVIDEND POLICY


     On March 2, 1995 the Common Stock was listed for trading on the Nasdaq Small Cap Market under the symbol "KASH." Prior to such date, there was no established public trading market for its Common Stock. For the period of March 2, 1995 through June 26, 1995, the range of high and low bids for a single share of Common Stock was $34.125 - $18.25, as quoted in the Nasdaq Small Cap Market. As of June 26, 1995, the average of the low bid and high ask prices as quoted on the Nasdaq Small Cap Market was $33.50. Such over-the-market quotations reflect inter-dealer prices, without retail mark-up, mark-down or commission, and may not necessarily represent actual transactions.

     As of June 26, 1995, there were approximately 16 holders of record of shares of Common Stock.

     The Company has not in the past paid cash dividends to its stockholders and does not intend to pay any cash dividends in the foreseeable future. The Company's ability to declare cash dividends on its Common Stock is materially limited by prohibitions or restrictions in the New Credit Agreement and the indentures governing the New Senior Fixed Rate Notes and the New Senior Floating Rate Notes. See "Description of Capital Stock."


                         CAPITALIZATION

     The following table sets forth the unaudited capitalization of the Company as of April 30, 1995 on an actual basis after giving effect to the transactions in connection with the Restructuring and the application of fresh-start reporting. This table should be read in conjunction with the detailed information and financial statements and related notes appearing elsewhere in this Prospectus.
                                       As of April 30, 1995
                                       (dollars in thousands)

Current portion of long-term debt (1). . . .     $ 5,583
                                                 =======
Long-term debt:
 Term Loan Facility. . . . . . . . . . . . .     $26,250
 Revolving Loan Facility (2)   . . . . . . .       7,532
 Mortgages payable, bearing interest
  at rates from 7.50% to 10.35%,
  in equal monthly installments of $355,
  with maturities from 1999 through 2003 . .      32,397
 Capital lease obligations and other . . . .      15,380
 Senior Floating Rate Notes due 2003 . . . .      22,953
 11.5% Senior Fixed Rate Notes Due 2003. . .     121,162
  Less current portion . . . . . . . . . . .      (5,583)
                                                --------
  Total long-term debt . . . . . . . . . . .    $220,091
                                                --------
Stockholders' equity:
 Common Stock of $.01 par value:
  authorized 5,500,000 shares;
  outstanding 3,099,973 shares . . . . . . .          31
 Capital in excess of par value. . . . . . .      46,464
 Retained Earnings (3) . . . . . . . . . . .       3,528
                                                --------
  Total stockholders' equity . . . . . . . .      50,023
                                                --------
  Total capitalization . . . . . . . . . . .    $270,114
                                                ========
_______________

(1) Includes mortgages payable, $.9 million; and capital lease obligations and other, $4.7 million. The Company has prepaid the term loan facility through May 1, 1996. Therefore, there is no current portion of the term loan.

(2) The New Credit Agreement has a revolving credit facility with an individual sublimit of $25.0 million for letters of credit (of which $12.6 million were outstanding at April 30, 1995), with a maximum of the lesser of (i) 85% of eligible receivables and 80% of eligible inventories (as defined in the New Credit Agreement), or (ii) $50.0 million permitted to be outstanding under the revolving credit facility at any one time.

(3)  Reflects the application of fresh-start reporting.



                 SELECTED FINANCIAL INFORMATION

     The following table presents selected financial information of the Company as of and for each of the fiscal years ended on the Sunday nearest to July 31, 1994, 1993, 1992, 1991 and 1990 and as of and for the periods ended April 30, 1995, January 1, 1995 and May 1, 1994, and should be read in conjunction with the financial statements and related notes thereto appearing elsewhere in this Prospectus and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

     The financial statements as of and for the periods ended April 30, 1995, January 1, 1995 and May 1, 1994 from which the selected financial information has been derived, have not been audited by independent accountants in accordance with generally accepted auditing standards, but, in the opinion of management, the financial statements as of and for the period ended May 1, 1994 include all adjustments, consisting only of normal recurring adjustments, necessary to summarize fairly the Company's financial position and results of operations. As discussed herein, the Company's Prepackaged Plan was consummated on December 29, 1994 (the "Effective Date"). The financial statements as of and for the periods ended April 30, 1995 and January 1, 1995 reflect the Company's emergence from Chapter 11 and were prepared utilizing the principles of fresh-start reporting contained in the American Institute of Certified Public Accountants' Statement of Position 90-7, "Financial Reporting by Entities in Reorganization Under the Bankruptcy Code." Operations during the period from the Effective Date through January 1, 1995 had no significant impact on the emergence transactions and as a result have not been separately identified. As a result of the implementation of fresh-start accounting, certain of the selected financial data as of and for the periods ended April 30, 1995 and January 1, 1995 is not comparable to the selected financial data of prior periods due to the change in reporting entity resulting from the application of fresh-start accounting. Therefore, selected financial data for the "Reorganized Company" has been separately identified from that of the "Predecessor Company." Results for the periods ended April 30, 1995 or January 1, 1995 are not necessarily indicative of the results for the full year.

     The selected store data have been derived from the Company's management reporting records.



















                                Reorganized                 Predecessor
                                Company                       Company
                                             Period Ended
                                April 30,       January 1,     May 1,
                                  1995            1995          1994
                               (17 weeks)      (22 weeks)    (39 weeks)
                              (In Thousands, Except Per Share Amounts)
Statement of Operations Data
 Sales . . . . . . . . . . .     $356,281      $426,681       $814,607
 Cost of sales . . . . . . .      280,662       340,802        647,524
                                  -------      --------        -------
 Gross profit. . . . . . . .       75,619        85,879        167,083
 Selling, general and
    administrative expenses .      51,122        68,819        133,846
 Depreciation and amortization      8,436        10,234         18,166
 Store closing and other costs        --           --           11,016
                                  -------      --------        -------
 Operating income . . . . .        16,061         6,826          4,055
 Net interest expense (1). .        9,344        13,719         33,757
                                  -------      --------        -------
 Income (loss) from operations before
    reorganization items, income taxes,
    extraordinary items and change in
    accounting principle . .        6,717        (6,893)       (29,702)
 Reorganization items. . . .           --          (219)          --
 Provision for income taxes .       3,189          --             --
 Extraordinary items -
    gain on debt discharge . .         --        70,166           --
 Cumulative effect of change in
    accounting principle . . .         --        (2,000)          --
                                  -------      --------        -------
 Net income (loss) . . . . . .    $ 3,528       $61,054       $(29,702)
                                  =======      ========        ========
 Income per common share (2), (3)   $1.14          --             --
                                    =====   Predecessor Company
                               Fiscal Year Ended Sunday Nearest July 31, (4)
                            1994      1993       1992      1991      1990
Statement of Operations Data                (In Thousands)
 Sales . . . . . . . . .$1,065,165 $1,086,125 $1,071,038 $1,059,636 $1,039,209
 Cost of sales . . . . . . 845,597    856,156    848,441    842,687    831,644
                        ---------- ---------- ---------- ---------- ----------
 Gross profit. . . . . . . 219,568    229,969    222,597    216,949    207,565
 Selling, general and
  administrative expenses  176,945    175,177    164,897    159,359    151,970
 Depreciation and
   amortization . . . . .   24,112     23,455     20,132     54,435     31,416
 Store closing and other
   costs . . . . . . . . .  11,016       --         --         --         --
                        ---------- ---------- ---------- ---------- ----------
 Operating income. . . . .   7,495     31,337     37,568      3,155     24,179
 Net interest expense (1).  45,390     43,257     44,869     45,610     50,692
                        ---------- ---------- ---------- ---------- ----------
 Loss from operations before
   extraordinary items . . (37,895)   (11,920)    (7,301)   (42,455)   (26,513)
                        ---------- ---------- ---------- ----------  ----------
 Extraordinary gain              0          0          0      3,427        943
 Net loss. . . . . . . .  $(37,895)  $(11,920)   $(7,301)  $(39,028)  $(25,570)
                        ========== ========== ========== ========== ==========
                                Reorganized                 Predecessor
                                Company                       Company
                                             Period Ended
                                April 30,      January 1,      May 1,
                                 1995            1995           1994
                                (17 weeks)    (22 weeks)     (39 weeks)
                                     (Dollar Amounts In Thousands)
Balance Sheet Data
 Total assets. . . . . . . .   $374,865        $381,492       $399,664
 Inventories . . . . . . . .     83,206          87,115         84,019
 Property and equipment, net    140,496         144,979        162,730
 Working capital . . . . . . .   11,619           7,045         (1,362)
 Total long-term debt and capital
  leases (including current
  maturities) (5) . . . . . .   225,674         242,786        362,835
 Preferred stock . . . . . .        --             --            4,650
 Total stockholders'
  equity (deficit) . . . . . .   50,023          46,495        (52,861)
Other Data
 Operating cash flow
   (adjusted EBITDA) (6) . . .   24,497          17,060         33,237
 Capital expenditures (7) . . .   1,509             665         12,841
Store Data
 Food stores open at end of
   period (8) . . . . . . . . .      99              99            101
 Avg. selling sq. ft. during period
   (in thousands) (9) . . . . .   2,903           2,903          3,105
 Avg. sales per store week (10)    $212            $196           $197

                                               Predecessor Company
                               Fiscal Year Ended Sunday Nearest July 31, (4)
                                  1994    1993     1992     1991     1990
                                          (Dollar Amounts in Thousands)
Balance Sheet Data
 Total assets . . . . . . . .  $389,893 $423,208 $399,419 $401,860 $455,204
 Inventories . . . . . . . . .   76,094   95,385   91,226   92,451   92,474
 Property and equipment, net .  160,491  164,937  145,372  146,513  148,100
 Working capital . . . . . . .  (12,747)  19,137   26,031   15,684   11,959
 Total long-term debt and
   capital leases (including
   current maturities) (5) . .  360,121  351,890  316,220  342,826  337,861
 Preferred stock . . . . . . .    4,650    4,650    4,650   45,991   45,991
 Total stockholders' deficit .  (61,054) (23,159) (11,239) (72,640) (33,609)

Other Data
 Operating cash flow
   (adjusted EBITDA) (6) . . .  $42,623  $54,792  $57,700  $57,590  $55,595
 Capital expenditures (7). . .   15,471   37,703   15,385   15,672   16,079

Store Data
 Food stores open at end of
   period (8). . . . . . . . .      100      115      111      113      112
 Avg. selling sq. ft. during
   period (in thousands) (9) .    3,084    3,100    2,970    2,949    2,918
 Avg. sales per store week(10)     $196     $183     $181     $180     $175


             Notes to Selected Financial Information
                  (Dollar Amounts in Thousands)

(1) Includes amortization of deferred financing costs of $494, $1,152 and $2,190 for the 17 weeks ended April 30, 1995, 22 weeks ended January 1, 1995, and 39 weeks ended May 1, 1994, respectively; and $2,950, $2,850, $2,932, $3,017 and $6,346 for the 1994, 1993, 1992, 1991 and
     1990 fiscal years, respectively.

(2) Based on 3,099,973 shares (the weighted average number of shares of Common Stock outstanding).

(3) Net income per share of Common Stock is not meaningful prior to January 1, 1995 due to the significant change in the capital structure in connection with the Restructuring.

(4) The Company's fiscal year is based on a 52/53 week fiscal year ending on the Sunday nearest to July 31. Therefore, the 1992 fiscal year included 53 weeks of operations. The 1994, 1993, 1991 and 1990 fiscal years each had 52 weeks of operations.

(5) Total long-term debt includes long-term debt, current maturities of long-term debt, capital lease obligations and certain other debt.

(6) Represents earnings before net interest expense (which includes amortization of deferred financing costs), provision for income taxes, depreciation and amortization, store closing and other costs, reorganization items, extraordinary items, and cumulative effect of change in accounting principle. Operating cash flow (adjusted EBITDA) is presented here as a measure of the Company's debt service ability, and should not be construed as an alternative to operating income (as determined in accordance with generally accepted accounting principles) or to cash flows from operating activities (as determined on the Statements of Cash Flows in the Company's financial statements).


(7) Capital expenditures consist of cash expenditures, additions to capital leases and, for the 1994, 1993 and 1992 fiscal years, amounts funded under the capital improvements revolving credit facility under the Old Credit Agreement (as defined in "The Restructuring").

(8)  Data relating to the number of stores is expressed in actual numbers.

(9) Represents the average of the selling square footage of the Company's stores on the first and last day of the respective periods. Selling square footage includes adjacent liquor stores where applicable but does not include backroom and receiving areas.

(10) Represents, for each of the respective periods, sales for such period divided by the sum of the number of weeks for which each of the Company's stores was open during such period.







             MANAGEMENT'S DISCUSSION AND ANALYSIS OF
          FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     This analysis should be read in conjunction with the financial statements and related notes thereto included elsewhere in this document.
The Company follows a 52/53 week fiscal year ending on the Sunday nearest to July 31. The fiscal year ended August 2, 1992 included 53 weeks of operations. Historical results of operations are given for the Company's fiscal years ended July 31, 1994, August 1, 1993 and August 2, 1992 (respectively, the "1994, 1993 and 1992 Fiscal Years"), the 17 weeks ended April 30, 1995 and the 22 weeks ended January 1, 1995 (combined, the "1995 Nine-Month Period"), and the 39 weeks ended May 1, 1994 (the "1994
Nine-Month Period"). On November 9, 1994, the Company filed a voluntary petition for reorganization under Chapter 11 of the U.S. Bankruptcy Code; on December 12, 1994, the Bankruptcy Court confirmed the Company's "prepackaged" plan of reorganization. The Prepackaged Plan became effective on December 29, 1994, when the Company emerged from bankruptcy. The financial statements as of and for the periods ended April 30, 1995 and January 1, 1995 reflect the Company's emergence from Chapter 11 proceedings and were prepared utilizing the principles of fresh-start reporting contained in the American Institute of Certified Public Accountants' Statement of Position 90-7, "Financial Reporting by Entities in Reorganization Under the Bankruptcy Code" (the "SOP 90-7").


              Results of Operations of the Company

     The discussion below compares the results of operations for the 1995 Nine-Month Period with the 1994 Nine-Month Period. Except as specifically acknowledged below, management believes that the impact of the Restructuring and the implementation of fresh-start reporting did not significantly affect the results of operations for the 1995 Nine-Month Period, and that the combined operating results of the individual 17-week period and 22-week period ended April 30, 1995 and January 1, 1995, respectively, are indicative of the results of operations for the 39-week period ended April 30, 1995.

     The following table compares certain income and expense line items as a percentage of sales:



















                                        1995      1994
                                        Nine-     Nine-
                                        Month     Month
                                        Period    Period
                                        ------    ------
         Sales                          100.0%    100.0%
         Gross Profit                    20.6%     20.5%
         Selling, General and
            administrative expenses      15.3%     16.4%
         Depreciation and amortization    2.4%      2.2%
         Operating income                 2.9%      0.5%
         Interest expense                 2.9%      4.1%
         Pre-tax income (loss)            0.0%     (3.6%)
         Net income (loss)                 (1)     (3.6%)(2)


     (1) Net income for the 1995 Nine-Month Period is not meaningful for comparison purposes due to the gain on debt discharge and other reorganization items recorded for the 22-week period ended January 1, 1995. Net income, as a percentage of sales, for the 17 weeks ended April 30, 1995 (post-Restructuring) was 1.0%.

     (2) Net income for the 1994 Nine-Month Period included expenses of $11,016, or 1.4% of sales, applicable to store closing and other costs.

     Sales

     Sales for the 1995 Nine-Month Period were $783.0 million, or $31.6 million below the 1994 Nine-Month Period. The decrease in sales for the 1995 Nine-Month Period is primarily attributable to the closure of 17 stores and the opening of two new stores in the 1994 fiscal year, which had a net adverse impact on 1995 fiscal year sales, coupled with a decrease of 0.79% in same store sales for the same period.


 Gross Profit

     The improvement in gross profit, as a percentage of sales, for the 1995 Nine-Month Period was primarily due to improved perishable margins and increased efficiencies in store-level product preparation and handling costs. Partially offsetting these improvements was the receipt of substantially less promotional funds due in part to the credit restrictions placed on the Company by its vendors during the nine-month period preceding the Company's emergence from bankruptcy.













  Selling, General and Administrative Expenses

     The reductions of selling, general and administrative expenses for the 1995 Nine-Month Period were due to lower store labor costs (approximately 0.2% of sales for the 1995 Nine-Month Period), reduced corporate overhead expenses (approximately 0.3% of sales for the 1995 Nine-Month Period) and lower advertising expenditures (approximately 0.5% of sales for the 1995 Nine-Month Period) associated with a comprehensive operational restructuring of the Company initiated during the year; and the elimination of operating costs associated with stores that were closed during the 1994 fiscal year. These improvements were partially offset by an increase in workers' compensation insurance reserves.

  Depreciation and Amortization

     The increase in depreciation and amortization expenses for the 1995 Nine-Month Period is primarily attributable to increased amortization of intangible assets.


  Store Closing and Other Costs

     During the first quarter of fiscal 1994, the Company recorded a non-recurring charge of $11.0 million. This charge included $1.9 million of costs associated with a proposed public offering of debt securities and a proposed real estate-based revolving credit facility, neither of which was consummated, $4.2 million of favorable lease interests written off in connection with the closing of 12 underperforming stores, $4.0 million representing an adjustment to the expected lease liability on closed stores, net of sublease income, and $.9 million of other store closing and related expenses.


  Interest Expense

     Interest expense for the 1994 Nine-Month Period was primarily comprised of interest under the Old Credit Agreement, the Old Senior Floating Rate Notes, the Old Senior Fixed Rate Notes, the Old Subordinated Debentures, and various mortgages and capital leases. For the 1995 Nine-Month Period, interest expense was incurred on the Old Senior Floating Rate Notes, the Old Senior Fixed Rate Notes, and the Old Subordinated Debentures through the Petition Date; and interest expense was incurred on the New Senior Floating Rate Notes and the New Senior Fixed Rate Notes from the Effective Date through April 30, 1995. In accordance with the Prepackaged Plan, no interest was due to the holders of the Old Senior Floating Rate Notes, Old Senior Fixed Rate Notes, or Old Subordinated Debentures for the period between the Petition Date and the Effective Date, and therefore no interest expense was recorded for this period. As provided in the Prepackaged Plan, interest accrued from and including February 2, 1994, in the case of the Old Senior Fixed Rate Notes, and from and including February 3, 1994, in the case of the Old Senior Floating Rate Notes, through the Petition Date, was paid by issuing





additional New Senior Floating Rate Notes and New Senior Fixed Rate
Notes.   Interest on the Old Subordinated Debentures accrued from and including February 2, 1994 through the Petition Date was converted into stockholders' equity.


  Reorganization Costs

      In accordance with SOP 90-7, income and costs directly related to the reorganization have been segregated and are separately disclosed. The major components consist of adjustments to fair value, gain on extinguishment of preferred stock, provision for store closing costs, provision for severance benefits, provision for other restructuring activities, and professional fees.

  Gain on Debt Discharge

     The gain on debt discharge reflects the conversion of $105.0 million of Old Subordinated Debentures, plus accrued interest from and including February 2, 1994 through the Petition Date, into $39.5 million of stockholders' equity, resulting in a $70.2 million gain. The gain is presented net of write-offs and costs associated with the debt discharged.


                     1994, 1993 and 1992 Fiscal Years

      During the three year period ended July 31, 1994, the Company opened seven new food stores, acquired one food store and three super warehouse food stores (operating under the "Save 'n Pack" name), and completed major expansion remodels on three existing food stores. However, sales growth was constrained primarily by the opening of 54 competitive supermarkets and the closing of 24 of the Company's stores during this three year period. The Company experienced a net loss in each of the 1994, 1993 and 1992 Fiscal Years primarily due to depreciation and amortization resulting from, and interest costs associated with, financing the 1988 acquisition of the Kash n' Karry and Superx stores.

     The following table sets forth certain items from the Company's Statements of Operations as a percentage of sales for the periods indicated:

                             52 Weeks     52 Weeks        52 Weeks
                               Ended        Ended           Ended
                          July 31, 1994 August 1, 1993  August 2, 1992

Sales                          100.00%     100.00%        100.00%
Gross profit                    20.6%       21.2%          20.8%
Selling, general
   and administrative expenses  16.6%       16.1%          15.4%
Depreciation and amortization    2.3%        2.2%           1.9%
Interest expense                 4.3%        4.0%           4.2%
Net loss                        -3.6%       -1.1%          -0.7%
Operating cash flow
 (adjusted EBITDA)               4.0%        5.0%           5.4%





     The Company generated operating cash flow of $42.6 million for the 52 weeks ended July 31, 1994, compared to operating cash flow of $54.8 million for the 52 weeks ended August 1, 1993 and $57.7 million for the 53 weeks ended August 2, 1992.


  Sales                       52 Weeks       52 Weeks       53 Weeks
                               Ended          Ended           Ended
                           July 31, 1994   August 1, 1993  August 2, 1992

Sales (in millions)             $1,065      $1,086          $1,071
Number of stores:
  Food stores opened or acquired     2           8               1
  Food stores closed                17           4               3
  Expansion remodels                 1           2              --
  Total food stores at period end  100          115             111
Average selling square feet during
    year (in thousands)          3,084        3,100           2,970
Average sales per store week
    (in thousands)                $196         $183            $181

     The Company maintained a relatively stable level of sales during the three year period. Sales were positively impacted by opening and acquiring new stores, expanding and upgrading existing stores and increasing promotional activities and advertising expenditures. However, sales were adversely affected by a weak economy, price deflation in certain commodities, ongoing competitive new store and remodel activity, pricing and promotional changes by certain competitors, and the closing of 24 of the Company's stores. Store closings adversely impacted sales, but did not cause a substantial adverse impact on the Company's operating cash flow.


  Gross Profit

     Gross profit as a percentage of sales was 20.6% in the 1994 Fiscal Year, 21.2% in the 1993 Fiscal Year, and 20.8% in the 1992 Fiscal Year. The decrease in gross profit as a percentage of sales from the 1993 Fiscal Year to the 1994 Fiscal Year was attributable to the impact of eliminating investment in forward buy inventory (estimated to be approximately 57 basis points), receipt of fewer promotional funds, and generally lower retail prices, partially offset by improved perishable margins and efficiencies in product preparation and handling. The improvement from the 1992 Fiscal Year to the 1993 Fiscal Year was primarily attributable to the receipt of more promotional funds and increased efficiencies in product acquisition and warehousing and distribution operations, partially offset by low inflation and the competitive factors mentioned above.











  Selling, General and Administrative Expenses

     Selling, general and administrative expenses of the Company, as a percentage of sales, were 16.6% in the 1994 Fiscal Year, 16.1% in the 1993 Fiscal Year, and 15.4% in the 1992 Fiscal Year. The increase of $1.8 million from the 1993 Fiscal Year to the 1994 Fiscal Year was primarily the result of increased occupancy costs and other expenses related to stores opened, acquired or remodeled, and an increase in insurance reserves and advertising expenses, offset by reduced operating costs due to store closings. The increase as a percentage of sales was attributable to operating costs of comparable stores in the aggregate declining at a lesser rate than the rate of sales decline in those stores. The increase, as a percentage of sales, for the 1993 Fiscal Year compared to the 1992 Fiscal Year was primarily attributable to certain expenses, such as employee benefits, utilities, and repairs and maintenance, which increased at a faster rate than the rate of growth in sales, offset partially by lower average cost per hour and improved labor productivity in the stores.


  Depreciation and Amortization

     The Company's depreciation and amortization expenses were $24.1 million, or 2.3% of sales, for the 1994 Fiscal Year; $23.5 million, or 2.2% of sales, for the 1993 Fiscal Year; and $20.1 million, or 1.9% of sales, for the 1992 Fiscal Year. The increase in depreciation and amortization for the three year period was attributable to the new stores and major remodels, and accelerated amortization of favorable lease interests on certain stores closed during the period.

  Interest Expense
                                       Fiscal Year ended Sunday Nearest
                                                    July 31,
                                         1994        1993       1992
                                               (In Thousands)
Interest expense, net. . . . . . . . . .$42,917    $41,211     $42,292
Amortization of deferred financing costs  2,950      2,850       2,932
Capitalized interest . . . . . . . . . . . (477)      (804)       (355)
                                        -------    -------     -------
      Interest expense, net. . . . . . .$45,390    $43,257     $44,869
                                        =======    =======     =======

     Interest expense for the 1994 Fiscal Year was primarily comprised of interest under the Old Credit Agreement, the Old Senior Floating Rate Notes, the Old Senior Fixed Rate Notes, the Old Subordinated Debentures, various mortgages and capital leases. The increase in interest expense for the 1994 Fiscal Year was primarily attributable to increased average borrowings under the revolving credit facility under the Old Credit Agreement, additional capital leases on store equipment, and slightly higher interest rates on bank borrowings.








  Losses

     For the reasons set forth above, the Company experienced net losses of $37.9 million for the 1994 Fiscal Year, $11.9 million for the 1993 Fiscal Year, and $7.3 million for the 1992 Fiscal Year.


Financial Condition

             Prior to the Petition Date, the Company's Old Credit Agreement provided for a revolving credit facility with individual sublimits of $30.0 million for working capital loans and $25.0 million for letters of credit, with a maximum of $50.0 million outstanding under the total facility at any one time. During the weeks immediately preceding the bankruptcy filing, the Company, with the approval of its bank lenders, increased its cash position by fully drawing the remaining availability under its working capital line. On the Petition Date, the Bankruptcy Court approved the use of cash collateral and a letter of credit facility of $17.7 million under the Old Credit Agreement, and additional debtor-in-possession financing provided by BankAmerica Business Credit, Inc. of $11.2 million, subject to certain terms and conditions. The outstanding borrowings under those facilities were refinanced on the Effective Date, when the Company entered into the New Credit Agreement with The CIT Group/Business Credit Inc. and certain bank lenders to provide a 3-year $35.0 million term loan facility and a 3-year $50.0 million revolving credit facility.

     Beginning August 1, 1994, the Company implemented a new short-term business strategy to improve the Company's financial performance. The focus of this strategy is to conserve capital, reduce administrative and operating expenses, and direct management attention toward the operation of existing stores. During the first nine months of fiscal 1995 the Company significantly improved its liquidity as a result of the payment moratorium on interest due on the Old Senior Fixed Rate Notes, Old Senior Floating Rate Notes, and Old Subordinated Debentures; managing working capital; reducing operating expenses by $12.0 million on an annualized basis; and limiting capital expenditures. During the pendency of its bankruptcy case, the Company operated its business in the ordinary course, and paid all pre-petition and post-petition claims of the Company's general unsecured creditors, trade creditors, and employees in full. The provisions of the Restructuring, which are discussed in footnote 1 to the accompanying financial statements, had an immediate beneficial impact on the Company's financial condition, primarily as a result of significantly deleveraging the Company's balance sheet, as indicated below:















                                                    April 30,        July 31,
                                                      1995             1994
                                                    ---------       ---------
                                                (Dollar Amounts in Thousands)
        Current portion of long-term debt           $  5,583         $ 42,740
        Total long-term debt                         225,674          360,121
        Operating cash flow
           (adjusted EBITDA) (1)                      50,943           42,623
        Total interest expense                        27,600 (2)       45,390
        Cash interest expense                         11,600 (2)       42,440
        Capital expenditures                           4,729           15,471
        Long-term debt/operating cash flow              4.43             8.45
        Operating cash flow/total interest expense      1.85             0.94
        Operating cash flow/cash interest expense       4.39             1.00



      (1) Represents twelve month trailing earnings before net interest expense (which includes amortization of deferred financing costs), provision for income taxes, depreciation and amortization, store closing and other costs, reorganization items, extraordinary items, and cumulative effect of change in accounting principle. Operating cash flow (adjusted EBITDA) is presented here as a measure of the Company's debt service ability and should not be construed as an alternative to operating income (as determined in accordance with generally accepted accounting principles) or to cash flows from operating activities (as determined on the Statements of Cash Flows in the Company's financial statements).

      (2) Interest expense for the trailing twelve-month period is not meaningful due to the payment moratorium on the old senior notes and subordinated debentures. Therefore, total interest expense and cash interest expense as shown here represent annualized proforma amounts based on reported interest expense for the third quarter of fiscal 1995.

      As a result of its increased liquidity, the Company has made prepayments totalling $15.8 million on its term loan facility (of which $8.8 million was paid subsequent to April 30, 1995). As of June 13, 1995, the outstanding principal balance under the term loan facility was $15.8 million, and the Company had $15.8 million in borrowings and $12.6 million in letters of credit outstanding under the revolving credit facility under the New Credit Agreement.

      The Company is still actively pursuing a sale-leaseback transaction on its eleven fee-owned store properties, which could provide up to $13.0 million of net proceeds to substantially eliminate the term loan under the New Credit Agreement. In addition, the Company expects to exercise its option of paying interest in kind on the New Senior Floating Rate Notes and the New Senior Fixed Rate Notes through August 1, 1995, and has the option of paying in kind the







next subsequent semiannual interest payment on the New
Senior Fixed Rates Notes, if necessary. The Company intends to repay the balance of the term loan subject to the closing of a sale-leaseback transaction as discussed above. However, if a sale-leaseback transaction is not completed, in order to offset the cash impact of the term loan principal repayments, the Company may exercise its option to pay in kind the interest due on the New Senior Fixed Rate Notes through February 1, 1996.

     Consistent with its short-term business strategy, the Company does not anticipate opening or acquiring any new stores during the current fiscal year, but expects that capital expenditures of approximately $6.0 million will be used to upgrade its existing store facilities, including minor remodelling projects at 41 stores. The Company's capital expenditure plans through the end of fiscal 1996 include the completion of two expansion remodels, eight major remodels, up to 40 minor remodelling projects, and the construction of two new stores.

     In March 1995, the Company entered into a ten year agreement to outsource its information systems. As a result of the outsourcing agreement, the Company anticipates that its total annual information systems expenditures through 2000 will range from approximately $8.6 million to $9.9 million, as compared with total information systems expenditures of $9.5 million and $9.1 million, respectively, for the 1993 and 1994 fiscal years, and approximately $8.9 million for the 1995 fiscal year. The outsourcing agreement provides for new application software in the areas of merchandise procurement, store billings, warehouse control, accounts payable, and labor tracking/scheduling, as well as new point-of-sale equipment for each store. Absent the outsourcing agreement, the Company estimates that these system enhancements would have required approximately $10.0 million in additional capital outlays during the 1995 and 1996 fiscal years.

     The Company has entered into an interest rate swap through August 1995 to reduce its exposure to increases in short-term interest rates on the majority of its floating rate debt. The full exposure of the swap has been accrued in the Company's condensed financial statements and there would be no material impact on the accompanying condensed financial
statements as of April 30, 1995 by liquidating this contract.        .

     Based upon the Company's ability to generate working capital through its operations and its new $50.0 million revolving credit facility, the Company believes that it has the financial resources necessary to pay its capital obligations and implement its business plan.

                      Effects of Inflation

     The Company's primary costs, inventory and labor, are affected by a number of factors that are beyond its control, including availability and price of merchandise, the competitive climate and general and regional economic conditions. As is typical of the supermarket industry, the Company has generally been able to maintain margins by adjusting its retail prices, but competitive conditions may from time to time render it unable to do so while maintaining its market share.





                              BUSINESS

                              General

     The Company is among the three largest food retailers in west central Florida, operating 92 multi-department supermarkets, five conventional supermarkets and 33 liquor stores under the "Kash n' Karry" name and two super warehouse stores under the "Save 'n Pack" name, all supported by a centrally-located warehouse and distribution facility. More than one-half of the Company's stores are located in the Tampa-St. Petersburg area, which is Florida's largest retail food sales market, with the balance located between Gainesville, approximately 130 miles to the north, and Bonita Springs, approximately 150 miles to the south. The west central Florida area has a diverse and growing economy, which includes high technology and financial centers, an insurance industry presence, retirement communities, coastal resorts and commercial agricultural activity. The region's population is estimated to be increasing at an annual rate of approximately 2%.


                      Company Store Profile

     The following table presents a profile of the Company's stores:

                                      Number of Stores At Fiscal Year End
                           Total Square
           Store Type        Footage(1)     1994  1993  1992  1991 1990
           ----------      ------------     ----  ----  ----  ---- ----
Kash n' Karry Food Stores  40,000--57,000    50    48    42    42   39
                           25,000--39,999    43(2) 55    57    57   58
                         less than 25,000     5     9    12    14   15
Save 'n Pack Super
  Warehouse Stores         76,000--88,000     2     3    --    --   --
Kash n' Karry Liquor Stores 1,800-- 2,700    33    35    30    31   26
_______________

(1)  Includes selling and backroom areas.

(2)  Includes one store that was closed subsequent to July 31, 1994.


  Supermarket stores

     The Company currently operates 92 multi-department supermarkets, with an average size of approximately 40,000 total square feet. The Company also operates five conventional supermarkets which average approximately 18,000 total square feet. All of the Company's supermarket stores offer a wide selection of items typically sold in grocery stores, including staple groceries, fresh fruits and vegetables, bakery and dairy products, delicatessen items, frozen foods and fresh meats. Each of the Company's supermarket stores also sells certain non-food items such as health and beauty care items, paper and tobacco products, soaps and detergents, drugs, sundries and housewares. The Company's multi-department stores offer, in addition, a wider variety of non-food items, including cosmetics and toiletries, small hardware and a limited selection of soft goods. Most of the Company's multi-department stores also feature expanded perishable goods departments, delicatessens and in-store bakeries, and many contain pharmacies and full-service seafood, full-service floral and video rental departments.

All of the Company's stores feature national brands and also carry a selection of corporate brand merchandise. Most of the Company's food stores are located in shopping centers. The Company's food stores are open seven days a week, and most operate 24 hours a day.

  Super warehouse stores

     In 1993, the Company acquired three super warehouse stores (one of which was subsequently closed) operating under the "Save 'n Pack" name. The two existing super warehouse stores, which are 76,000 and 88,000 square feet in size, respectively, feature among the lowest prices on basic items carried by supermarkets and are designed to cater to the needs of the low-income household. In its super warehouse store promotions, the Company encourages consumers to verify the stores' tag line, "No One Has Lower Prices." The assortment of packaged goods carried by the super warehouse stores is more limited than that of a supermarket and is frequently augmented by one-time purchases of specially priced products that may not be available on a regular basis. Store decor is austere compared to that of a traditional supermarket, and product is displayed on warehouse racking and on floor pallets to enhance productivity and promote a low-price impression. The stores provide a full complement of perishable departments, including meat, produce, bakery, deli and fresh seafood, which also feature low prices and are frequently self-service. The super warehouse stores do not have certain specialty departments such as pharmacies, video rental departments or full-service floral departments and do not provide supermarket services such as grocery bagging, carry-out service, check cashing services and electronic funds transfer. Because of reduced display, labor and advertising costs and the more limited services, the Company is able to operate its super warehouse stores successfully with lower gross margins than the Kash n' Karry supermarket stores. The super warehouse stores operate 24 hours a day, seven days a week.

  Liquor stores

     Each of the Company's 33 liquor stores is located on property adjacent to one of the Company's supermarket stores and is operated as a department of such store, although, in accordance with Florida law, each liquor store must maintain a separate entrance. Liquor stores complement the Company's core business, as they can be advertised through existing media without incremental expense, pay supermarket (as compared to shopping center) rents and benefit from operating and marketing synergies with the adjacent supermarkets. The liquor stores offer a wide variety of wines, beers and hard liquors, as well as mixers, soft drinks, snacks, ice and other party accessories and a limited number of traditional grocery items. Sales from the Company's liquor stores represent approximately 2% of the Company's total sales. The Company's liquor stores range in size from 1,800 to 2,700 square feet, and most are open seven days a week.











                       Operations Strategy

     The Company believes that up-to-date, strategically located facilities, well-trained associates and information management systems are key elements to the Company's future success. The Company operates a modern, 687,000 square foot warehouse, distribution and office facility in Tampa with sufficient capacity to service anticipated store expansion for the foreseeable future. The warehouse enables the Company to reduce costs by purchasing in large quantities, taking advantage of special promotional prices offered by vendors and purchasing prior to impending price increases, and reducing delivery costs through cross docking and backhauls. The central location of the warehouse facility to its stores also provides the Company with operating efficiencies.

     The Company relies on information technology to enhance operating efficiency. The Company recently entered into an agreement to outsource its information systems development in order to minimize costs, accelerate the implementation period for systems improvements, facilitate future software upgrades, reduce personnel issues and eliminate equipment lease costs. Specifically, the agreement provides for the acquisition of new procurement, billing, labor scheduling and accounts payable systems and new point-of-sale equipment in the stores within the next 18 months.

                       Marketing Strategy

     The Company emphasizes competitive prices on everyday items, strong weekly features, high quality perishables and a broad assortment of both national and corporate brands. The Company's food stores are open seven days a week, with most operating 24 hours a day. The Company seeks to be either first or second among its competitors in assortment of branded merchandise, stocking over 29,000 SKU's (stock keeping units) of national brand and corporate brand items. In addition to a full range of grocery and general merchandise items, most of the Company's multi-department supermarkets also feature expanded perishable goods departments, delicatessens and in-store bakeries, and many contain pharmacies and full-service seafood, full-service floral and video rental departments.

     In 1992, the Company introduced its own corporate brand merchandise. The Company's corporate brand strategy is to offer a product comparable in quality to the best-selling national brand at a lower price. The Kash n' Karry brand item generally sells for approximately 10% less than the competing best-selling national brand but generates a higher per unit gross profit contribution to the Company. Over 1,100 SKU's in a wide variety of product categories carry the Kash n' Karry brand name.

                           Competition

     The food retailing business is highly competitive. The Company operates in an environment where more than 90% of sales are by chains. The principal competitive factors








include store locations, product selection and quality, price, cleanliness of stores, customer service and overall store image.
Based on its marketing research, the Company believes that consumers perceive the Company as having a favorable value image in the markets that it serves and offering a wide variety of quality products and services in a pleasant environment. The Company believes that its competitive strengths include desirable store locations combined with a strong consumer franchise and efficient warehousing and distribution facilities.

     The Company competes with several national, regional and local supermarket chains, particularly Publix, Winn-Dixie, Albertson's and Food Lion. The Company is also in competition with convenience stores, stores owned and operated or otherwise affiliated with large food wholesalers, unaffiliated independent food stores, merchandise clubs, discount drugstore chains and discount general merchandise chains. The Company's principal competitors have greater financial resources than the Company and could use those resources to take steps which could adversely affect the Company's competitive position and financial performance. For example, operating results generally and sales growth in particular were adversely affected by approximately eight, 21, 25 and 30 store openings by principal grocery competitors during the 1994, 1993, 1992 and 1991 fiscal years, respectively. In the first nine months of fiscal 1995, there were approximately five such competitive store openings, and it is anticipated that competitive store openings will continue. Another example of the highly competitive nature of the food retailing business is the practice of competitors to reposition their pricing structure. Over the past several years, each of the Company's major competitors has changed its pricing practices in a manner that has adversely affected general retail pricing in the market. Winn-Dixie discontinued double coupons and introduced its everyday low-price program in the spring of 1991. In the spring of 1993, Publix began a campaign focused on "surprisingly low prices," and Food Lion began a double coupon program which has since been discontinued. The Company has had to deal with each of these changes in a manner that has, in some instances, adversely affected its operating results and may continue to do so in the future. In addition, the Company's ability to compete may be adversely affected by its high leverage and the limitations imposed by the New Credit Agreement and other debt agreements.


                           Seasonality

      The Company's sales and related inventory levels tend to increase during the winter months due to the holidays, increased tourism and the influx of winter residents, and to decrease during the summer months. Typically, approximately 60% of the Company's operating cash flow is recorded during the second and third quarters of its fiscal year.












                            Employees

     The Company currently employs approximately 3,700 full-time and 5,600 part-time associates, none of whom is covered by a collective bargaining agreement. The Company believes that it has good relations with its associates.

                     Trademarks and Licenses

     The Company employs various trademarks, trade names and service marks in its business, including the "Kash n' Karry" logo and trade name. Except for "Kash n' Karry" and its derivatives, and "So Much More to Pay Less For!," "Kash $aver," "$mart Buy," "Five Star Meat," "Nature Friendly" and "Save 'n Pack," the Company does not believe that any of such trademarks or service marks are material to the business of the Company.

     Certain governmental licenses and permits, including alcoholic beverage licenses, health permits and various business licenses, are necessary in the Company's operations. The Company believes it has all material licenses and permits necessary to enable it to conduct its business.

                           Properties

     The Company's 92 multi-department supermarkets and five conventional supermarket stores have an aggregate selling area of approximately three million square feet. Thirteen of the food stores (comprising approximately 504,000 square feet) are owned by the Company. The remaining 84 supermarket stores are leased by the Company. Six of the leased stores are operated under long-term ground leases with the Company owning the improvements at such locations. Seventeen leases expire during the next five years, with the Company having options to renew all but two. Most of the Company's food store leases have minimum rentals with additional rentals based on a percentage of sales.

     The Company's two Save 'n Pack super warehouse stores have an aggregate selling area of approximately 119,000 square feet. One of the stores is leased, with the remaining store operated under a long-term ground lease with the Company owning the improvements at the location. Neither of the leases expires within the next five years.

     The Company's liquor stores have an aggregate selling area of approximately 53,000 square feet. Four of the liquor stores are owned by the Company. The remaining 29 liquor stores are leased by the Company. Three of the leases expire during the next five years, with the Company having an option to renew.

     The Company's warehouse, distribution and office facility is located on
53.6 acres of land, which the Company owns.










                        Legal Proceedings

     For information regarding the Company's reorganization proceedings under Chapter 11 of the U.S. Bankruptcy Code, see "The Restructuring" and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

     On December 30, 1994, the Company's former chief executive officer, Ronald J. Floto, filed a proof of claim in the bankruptcy proceeding seeking payments allegedly owed to him in connection with his severance from the Company. Mr. Floto's claim seeks benefits allegedly owed to him in connection with his severance from the Company under certain employee benefit plans (the "Floto Agreements") and other compensation agreements between Mr. Floto and the Company. The total principal amount of Mr. Floto's claim is less than $1.5 million.

      On March 9, 1995, the Board of Directors of the Company appointed a committee to act as Plan Administrator under the Floto Agreements (the "Plan Administration Committee"). In response to the Company's objection to the proof of claim, on May 18, 1995, the bankruptcy judge entered an order holding Mr. Floto's claims in abeyance pending exhaustion of the claims review procedure set forth in the Floto Agreements. On June 9, 1995 the Plan Administration Committee rendered its written determination denying benefits to Mr. Floto. In accordance with the claims review procedure, Mr. Floto has the right to seek a review by the Plan Administration Committee of its decision. After Mr. Floto exhausts the claims review procedure, Mr. Floto could refer his claim back to the bankruptcy court for final determination.

     The Company has been engaged in various other legal actions and claims arising in the ordinary course of business. Management believes, after discussions with legal counsel, that the ultimate outcome of such litigations and claims will not have a material adverse affect on the Company's financial position.










                           MANAGEMENT

                       BOARD OF DIRECTORS

     Set forth below is certain information regarding each of the directors of the Company as of July 10, 1995:

Name                                                      Age

Everett L. Buckardt. . . . . . . . . . . . . . . . .       61
John J. Delucca. . . . . . . . . . . . . . . . . . .       52
Jennifer Holden Dunbar . . . . . . . . . . . . . . .       32
Ben Evans. . . . . . . . . . . . . . . . . . . . . .       65
Thomas W. Harberts . . . . . . . . . . . . . . . . .       50
Ronald E. Johnson. . . . . . . . . . . . . . . . . .       45
Robert Spiegel . . . . . . . . . . . . . . . . . . .       58
Peter Zurkow . . . . . . . . . . . . . . . . . . . .       41


     Ms. Dunbar, Mr. Evans and Mr. Zurkow comprise the Company's Compensation Committee, its Stock Option Committee, and its Nominating Committee, and Mr. Buckardt, Ms. Dunbar, Mr. Evans and Mr. Harberts comprise the Company's Audit Committee.

     Pursuant to an understanding among the Company, Green Equity Investors, L.P. ("GEI") and the unofficial committee of the holders of the Old Senior Fixed Rate Notes, the Old Senior Floating Rate Notes and the Old Subordinated Debentures (the "Bondholder Committee"), as of December 29, 1994 the Company's Board of Directors was reconstituted to consist of nine members selected as follows: GEI selected Ms. Dunbar and Christopher V. Walker, the Bondholder Committee selected Messrs. Buckardt, Delucca, Evans, Harberts, Spiegel and Zurkow, and the Company selected its then acting Chief Executive Officer, Anthony R. Petrillo. No such understanding exists as to the election of directors following the expiration of the terms of the incumbent directors, or upon their resignation or removal as directors. On March 9, 1995, Mr. Petrillo resigned as a director and Mr. Johnson was appointed to succeed him. On July 7, 1995, Mr. Walker resigned as a director; as of July 10, 1995, Mr. Walker's successor had not been appointed.

                    Biographical Information

      Everett L. Buckardt has been a Director of the Company since December 29, 1994. Mr. Buckardt has been Chairman and Chief Executive Officer of Warehouse Club, Inc. since January 1993. On February 3, 1995, Warehouse Club, Inc. filed a voluntary petition for reorganization under Chapter 11 of the U.S. Bankruptcy Code. In 1992, Mr. Buckardt retired from a 33 year career with Sears Roebuck and Company, where he served in various capacities, most recently as President of Sears Catalog and Direct Marketing Division.










     John J. Delucca has been a Director of the Company since December 29, 1994. Mr. Delucca has been the Senior Vice President and Treasurer of RJR Nabisco since October 1993. He served as Managing Director and Chief Financial Officer of HASCO Associates, Inc., a Greenwich, Connecticut-based private holding company, from May 1991 to October 1993, as President and Chief Financial Officer of the Lexington Group, a workout and restructuring advisory group, from January 1990 to May 1991, and as Senior Vice President of Finance and Managing Director of the Trump Group from June 1988 to January 1990. Mr. Delucca is a director of Edison Controls Corp. and Enzo Biochem, Inc.

     Jennifer Holden Dunbar has been a Director of the Company since November 1991. Ms. Dunbar has been a general partner of Leonard Green & Partners, L.P. since 1994, and was a principal of Leonard Green & Partners, L.P. from January 1992 to January 1994 and an associate of Leonard Green & Partners, L.P. from November 1989. Prior to that time, Ms. Dunbar was an associate of Gibbons, Green, van Amerongen, L.P. and a financial analyst with Morgan Stanley & Co., Incorporated in its mergers and acquisitions department. Ms. Dunbar is a director of Big 5 Holdings Inc., UMC Corporation, Thrifty Payless, Inc., and Thrifty PayLess Holdings, Inc.

     Ben Evans has been a Director of the Company since December 29, 1994. Mr. Evans has been a consultant for the firm of Ernst & Young in its financial advisory services group since 1989. He is a director of Revco D.S., Inc., Jamesway Corporation and Megafoods Stores, Inc.

     Thomas W. Harberts has been a Director of the Company since December 29, 1994. Mr. Harberts is the owner of Cub Foods, a single outlet retail food store in Oshkosh, Wisconsin. From 1970 to 1994, he served in various capacities for Byerly's, an upscale retail food chain based in Minnesota, most recently as its Chief Executive Officer.

     Ronald E. Johnson has been Chairman of the Board of the Company since March 1995 and has been its President and Chief Executive Officer since January 1995. Mr. Johnson served as Chief Operating Officer of Farm Fresh from December 1993 to January 1995 and as its Senior Vice President of Store Operations from 1990 to 1993.

     Robert Spiegel has been a Director of the Company since December 29, 1994. Mr. Spiegel served as Chairman and Chief Executive Officer of RJR Drug Distributors, a Louisville, Kentucky franchisee of Drug Emporium, from 1984 to 1995. Mr. Spiegel is a director of Graham Field Health Products, Inc., and Hoenig Group, Inc.

     Peter Zurkow has been a Director of the Company since December 29, 1994. Mr. Zurkow has been a member of the High Yield Department of PaineWebber Incorporated since August 1994. He was an Associate Managing Director and served as a portfolio manager in the risk arbitrage department of Wertheim Schroder for more than five years prior to joining PaineWebber Incorporated.








     All Directors hold office until their successors are duly elected and qualified or until their earlier resignation or removal.


                      Director Compensation

     Each member of the Board of Directors (excluding management) receives $12,500 per year (payable quarterly), plus $2,500 for each Board meeting attended in person, and $1,000 for each meeting of a committee to which such director is a member attended in person. In addition, each director is reimbursed for reasonable and necessary out-of-pocket expenses incurred in connection with attending such meetings in person. The cash compensation payable to directors affiliated with Leonard Green & Partners, L.P. ("LGP") is credited against the annual management fee payable to LGP. See "Certain Relationships and Related Transactions." As of July 10, 1995, Ms. Dunbar is the only director affiliated with LGP.

     On March 9, 1995, the Company adopted the 1995 Non-Employee Director Stock Option Plan (the "Director Plan"), and, pursuant to the Director Plan, granted to certain of its directors options to purchase a total amount of 36,000 shares of Common Stock. Messrs. Buckardt, Delucca, Evans, Harberts, Spiegel and Zurkow each received options to purchase 3,000 shares of Common Stock for $15.00 per share, vesting on July 30, 1995, and options to purchase an additional 3,000 shares of Common Stock for $20.00 per share, vesting on July 28, 1996. All of such options expire on March 8, 2005, or earlier upon the occurrence of certain events. On the same date, in lieu of granting options to Ms. Dunbar and Mr. Walker under the Director Plan, the Company granted to Green Equity Investors, L.P. ("GEI") options to purchase 6,000 shares of Common Stock for $15.00 per share, vesting on July 30, 1995, and options to purchase an additional 6,000 shares of Common Stock for $20.00 per share, vesting on July 28, 1996. GEI is a principal stockholder of the Company. See "Principal Stockholders." The terms of the options granted to GEI are substantially the same as the terms of the options granted under the Director Plan.








                       EXECUTIVE OFFICERS

     Set forth below is certain information regarding each of the executive officers of the Company as of July 10, 1995.

Name                   Age   Position

Ronald E. Johnson. . .  45   Chairman of the Board, President and Chief
                             Executive Officer

Raymond P. Springer. .  44   Senior Vice President, Chief Financial Officer,
                             Treasurer and Secretary

Gary M. Shell. . . . .  47   Senior Vice President, Marketing/Nonperishables

Clifford C. Smith Jr..  35   Senior Vice President, Marketing/Perishables

BJ Mehaffey . . . . .   46   Senior Vice President, Operations

Richard D. Coleman . .  40   Vice President, Controller


                    Biographical Information

     See "-- Board of Directors; Biographical Information" for biographical information concerning Ronald E. Johnson.

     Raymond P. Springer has been Senior Vice President, Chief Financial Officer, and Treasurer of the Company since March 1995, and Secretary of the Company since January 1995. Mr. Springer served as Executive Vice President, Administration of the Company from October 1988 to March 1995. Mr. Springer also served as a Director of the Company from October 1988 to July 1991, and from November 1991 to December 1994.



     Gary M. Shell has been Senior Vice President of Marketing of
Nonperishables of the Company since March 1995. Mr. Shell served as Vice President of Marketing and Merchandising of B. Green & Company, a food wholesaler and retailer, from May 1991 to February 1995, and as Vice President of Purchasing and Promotions of Rich Foods, Inc. from 1987 to 1991.

     Clifford C. Smith Jr. has been Senior Vice President of Marketing of Perishables of the Company since March 1995. Mr. Smith served as the Director of Deli, Bakery and Food Service for Harris-Teeter from 1992 to March 1995, and as the Vice President of Deli, Bakery and Food Service for Mayfair Supermarkets, Inc. from 1981 to 1992.

     BJ Mehaffey has been Senior Vice President, Operations, of the Company since July 1995. Mr. Mehaffey served as District Manager of the Grocery Stores Division of Farm Fresh from 1992 to 1995, and in various capacities with Bi-Lo Incorporated from 1972 to 1992.





     Richard D. Coleman has been Vice President and Controller of the Company since October 1988, and Director of Risk Management of the Company since January 1995. From October 1988 to January 1995, Mr. Coleman also served as Secretary of the Company.


               Compensation of Executive Officers

     Summary Compensation

     The following table sets forth compensation for the fiscal years ended July 31, 1994, August 1, 1993 and August 2, 1992, respectively, awarded to, earned by, or paid to the Chief Executive Officer and the acting Chief Executive Officer of the Company during fiscal year 1994, and the individuals who, in fiscal year 1994, were the other four most highly compensated executive officers of the Company (collectively, the "Named Executive Officers").

                      Summary Compensation Table
                                                    Long-Term
                                                  Compensation
                               Annual Compensation   Awards
                                                             All Other
Name & Principal Position(1) Year Salary(2) Bonus Options Compensation Ronald J. Floto
  Chairman of the Board,
  President and
  Chief Executive Officer...1994 $346,056 $     0      0  $  8,978(3),(4)
                            1993  248,358  41,400      0   100,990
                            1992  358,270 267,720 39,485    24,265
Raymond P. Springer
  Executive Vice President,
  Administration............1994 $177,298 $     0      0  $ 11,910(3)
                            1993  131,233  15,000      0    51,832
                            1992  186,923  87,300 18,120    12,617
Dennis V. Carter
  Executive Vice President,
  Operations ...............1994 $133,356 $     0      0  $  7,514(3)
                            1993  123,250  17,000  4,162     8,764
                            1992  139,038  91,665 15,351     9,618
Thomas A. Whipple
  Executive Vice President,
  Marketing.................1994 $118,331 $     0      0  $  3,073(3)
                            1993   60,923       0      0       787
                            1992  186,923  87,300 12,165    12,962
Richard D. Coleman
  Vice President,
  Controller and Secretary..1994 $100,000 $     0      0  $  2,574(3)
                            1993   95,481   5,000      0     6,682
                            1992  103,846  27,160  4,515     6,948

____________________________





(1) The principal position held by the Named Executive Officers as of July 31, 1994 is given, except in the case of Mr. Floto. Mr. Floto's employment with the Company terminated on August 1, 1994, and Anthony R. Petrillo was appointed to replace him on an interim basis. Since the Restructuring was consummated on December 29, 1994, Ronald E. Johnson joined the Company as Chairman of the Board, President and Chief Operating Officer, replacing Mr. Petrillo, Messrs. Carter and Whipple resigned from the Company, Mr. Springer's title was re-designated as Senior Vice President, Chief Financial Officer, and Gary M. Shell, Clifford C. Smith Jr. and BJ Mehaffey became executive officers. The current annual salaries of Messrs. Johnson, Shell, Smith and Mehaffey are $325,000, $130,000, $130,000 and $115,000, respectively. During his tenure as acting Chairman of the Board, President and Chief Executive Officer, Mr. Petrillo received a weekly salary of $13,462 and a bonus of $200,000. Mr. Petrillo continues to serve as a consultant to the Company, for which he is compensated at the rate of $200 per hour.


(2) Includes amounts deferred at the election of the Named Executive Officers under the Company's Retirement Estates 401(k) Plan (the "KKRE"), a trusteed defined contribution plan, and its nonqualified unfunded supplemental salary deferral plan (the
     "KESP").

(3) Represents (i) matching contributions by the Company under its KKRE of $2,587 for the benefit of Mr. Floto, $1,292 for the benefit of Mr. Whipple, $1,321 for the benefit of Mr. Springer, $990 for the benefit of Mr. Carter and $741 for the benefit of Mr. Coleman; (ii) matching allocations by the Company under its KESP of $5,175 for the benefit of Mr. Floto, $1,453 for the benefit of Mr. Whipple, $9,854 for the benefit of Mr. Springer, $6,075 for the benefit of Mr. Carter and $1,500 for the benefit of Mr. Coleman; and (iii) above-market interest recorded by the Company under its KESP of $1,216 for the benefit of Mr. Floto, $328 for the benefit of Mr. Whipple, $735 for the benefit of Mr. Springer, $449 for the benefit of Mr. Carter and $333 for the benefit of Mr. Coleman.


(4) Mr. Floto filed a proof of claim against the Company seeking payments allegedly owed to him in connection with his severance from the Company. The total principal amount of Mr. Floto's claim is not in excess of $1.5 million. See "Business -- Legal Proceedings."
















     Stock Option Grants in Last Fiscal Year

     Prior to the Restructuring, the Company administered two stock option plans for the benefit of its executive officers and other valued employees -- the Restated 1988 Management Stock Option Plan and the 1991 Management Stock Option Plan (the "Old Option Plans"). No options were granted in fiscal year 1994 under either of the Old Option Plans. Pursuant to the Prepackaged Plan, all of the outstanding options under the Old Option Plans were extinguished on December 29, 1994.

     In March 1995, the Company adopted the 1995 Key Employee Stock Option Plan (the "New Option Plan"), which authorizes the issuance to eligible participants of options to purchase up to 236,946 shares of Common Stock of the Company. (Capitalized terms not otherwise defined in this paragraph are defined in the New Option Plan.) Thereafter, the Stock Option Committee granted to certain executive officers options to purchase the aggregate amount of 125,240 shares of Common Stock under the New Option Plan (the "Initial Options"). The Initial Options vest in serial increments in the amount of 20% per year, on the last day of each of the 1995, 1996, 1997, 1998 and 1999 fiscal years of the Company. However, upon the occurrence of a Merger Event or a Change of Control, the Initial Options become 100% vested. In addition, upon the termination of Mr. Johnson's employment Without Cause (as defined in his employment agreement), all of Mr. Johnson's Initial Options become 100% vested. The Initial Options expire, to the extent not exercised, on the tenth anniversary of the date of grant. However, upon termination of an optionee's employment with the Company, all unvested Initial Options lapse, and all vested Initial Options expire 180 days after the termination of employment, if such termination is due to the death, Disability or Retirement of the optionee, or 45 days after the termination of employment, if such termination is due to any other reason, other than a Termination for Cause. If a Termination for Cause occurs, all vested and unvested Initial Options expire immediately. The following table sets forth certain information with respect to the Initial Options:

              Number of Securities
               Underlying Options    Exercise Price
  Name                Granted        (Dollars/Share)    Expiration Date

Ronald E. Johnson     33,849            $15.00           March 8, 2005

Raymond P. Springer   30,464            $15.00           March 8, 2005

Gary M. Shell         20,309            $15.00           March 8, 2005

Clifford C. Smith Jr. 20,309            $15.00           March 25, 2005












     Aggregated Option Exercises in Last Fiscal Year and Fiscal Year End Option Values

     None of the options granted under the Old Option Plans were exercised before they were extinguished pursuant to the Prepackaged Plan on December 29, 1994. The following table shows information concerning the value of the unexercised options granted under the Old Option Plans held by the Named Executive Officers as of July 31, 1994:
                                                     Value of
                                  Number of        Unexercised
Name                             Unexercised       In-the-Money
                                   Options at        Options at
                               Fiscal Year End    Fiscal Year End

                                Exercisable/       Exercisable/
                                Unexercisable      Unexercisable
Ronald J. Floto                    -0-/-0-             (1)
Thomas A. Whipple                1,877/12,349          (1)
Raymond P. Springer              1,877/18,304          (1)
Dennis V. Carter                 1,102/19,697          (1)
Richard D. Coleman                 610/4,569           (1)


(1) As of July 31, 1994, the Company had reached an agreement in principle with the Unofficial Bondholders' Committee with respect to the Restructuring. Accordingly, the fair market value of the Common Stock underlying the options was nil and none of the options were in-the-money. On December 29, 1994, all of such options were extinguished pursuant to the Prepackaged Plan.

     Employment Contracts and Termination of Employment and Change-of-Control Arrangements

     Messrs. Johnson, Shell and Smith have each entered into employment agreements with the Company for a three-year term. Mr. Johnson's term commenced in January 1995 and Messrs. Shell's and Smith's terms each commenced in March 1995. The Company expects to enter into a similar employment agreement with Mr. Mehaffey for a two and one-half year term commencing in July 1995. Under the employment agreements, the Company agrees to pay a base salary and to allow the employee to participate proportionally in all fringe benefit plans available to the most senior executive officers of the Company from time to time during the term, including the Company's current bonus plan. Employment under the agreements may be terminated for cause or without cause in certain circumstances, as defined therein, including the employee's death or disability. Upon a termination without cause, the employee is entitled to continuation of salary and, in certain circumstances, benefits and bonus, through the term of the employment agreement. Mr. Johnson's agreement also provides that options granted to him









under the New Option Plan will become fully vested upon a termination of his employment without cause. The agreements also contain certain requirements of noncompetition, including a requirement of noncompetition for a period of one year following a termination of employment, other than a termination without cause.

     The Company has severance pay agreements with certain members of its senior management and other key employees. The severance pay agreements provide, among other things, that if the employee is terminated without Cause (as defined therein) in connection with a Change of Control (as defined therein) then such employee will be entitled to payment ranging from 50% to 100% of that employee's annual compensation.

     The Company maintains the Kash n' Karry Retirement Estates ("KKRE"), a trusteed defined contribution retirement plan. KKRE is a tax savings/profit sharing plan maintained for the purpose of providing retirement income for eligible employees of the Company. KKRE is qualified under Section 401(a) and Section 401(k) of the Internal Revenue Code of 1986, as amended. Generally, all employees who have attained the age of 21 years and complete one year of participation service (as defined under KKRE) are eligible to participate in KKRE. During the 1994 fiscal year, each of the Named Executive Officers participated in KKRE.

     Certain members of senior management and other key employees also participate in the Kash n' Karry Executive Supplemental Retirement Plan ("KESP"), a non-qualified, unfunded salary deferral plan. During the 1994 fiscal year, each of the Named Executive Officers participated in KESP.
Prior to the beginning of each plan year, a participant may elect to defer an amount not to exceed 15% of such participant's annual base compensation (as defined under KESP). The Company matches a certain portion of the amount deferred by the participant, but the amount of the match may not exceed 6% of such participant's annual base compensation. The Company records income to the participant's account at an annual rate as determined by the Board of Directors, but the rate of such income shall not be less than 8% per annum. The vested percentage of the amounts recorded in the participant's account will be paid to the participant upon the earlier of: (i) such participant's death, disability, retirement or other separation of service from the Company; (ii) the date the Plan is terminated; or (iii) the date that a change in control occurs (as defined under KESP).


     Compensation Committee Interlocks and Insider Participations

     The Board of Directors has established a Compensation Committee and a Stock Option Committee. The Compensation Committee approves compensation payable to the executive officers and the Stock Option Committee administers the Company's stock option plans. Currently, Jennifer Holden Dunbar, Ben Evans and Peter Zurkow comprise both such committees. During the 1994 fiscal year, Ronald J. Floto, Leonard I. Green, Christopher V. Walker and Edward W. Gibbons (each of whom was a director during the 1994 fiscal year) performed the functions of the Compensation Committee and Messrs. Floto, Green and Gibbons served on the Stock Option Committee.






     Mr. Green and Ms. Dunbar are each controlling shareholders of general partners of LGP, and Mr. Green is a former partner of Gibbons, Green, van Amerongen, L.P. ("Gibbons, Green"), now known as Gibbons, Goodwin, van Amerongen, L.P. ("GGvA"). Mr. Walker is a former general partner of LGP and of Gibbons, Green. Mr. Gibbons is a general partner of GGvA. LGP is the general partner of Green Equity Investors, L.P., which owned 60.9% of the Company's common stock during the 1994 fiscal year, and which currently owns 27.7% of the Company's Common Stock. See "Principal Stockholders." GGvA is the general partner of the Fulcrum Partnerships, which collectively owned 33.8% of the Company's common stock during the 1994 fiscal year. The equity interest of the Fulcrum Partnerships was extinguished in December 1994 pursuant to the Prepackaged Plan. Gibbons, Green is a predecessor of GGvA. Mr. Floto was the Chairman of the Board, President and Executive Officer of the Company until July 29, 1994.

     During fiscal 1994, as consideration for the provision of financial advisory services, the Company agreed to pay an annual fee of $554,000, plus related out-of-pocket expenses, to LGP and an annual fee of $232,000, plus related out-of-pocket expenses, to GGvA. From September 1993 through December 1994, the Company did not pay the annual fees to LGP or GGvA, but reimbursed them for out-of-pocket expenses billed to the Company. Pursuant to the Prepackaged Plan, on December 29, 1994 the Company entered into a Management Services Agreement with LGP, pursuant to which LGP agreed to provide management, consulting, financial planning and financial advisory services for a two year term, in consideration for an annual fee of $200,000. The amount of the annual fee payable to LGP was determined in the course of negotiations among LGP, the Company and the Bondholders Committee during the Restructuring. The Company believes that the fee is not in excess of the fee that would be charged by an unrelated third party in an arms-length transaction for similar services.



























                Security Ownership of Management

     The following table sets forth as of July 10, 1995, the number and percentage of all shares of Common Stock owned by each of the directors of the Company, each of the Named Executive Officers, each of the current executive officers of the Company, and all directors, Named Executive Officers and current executive officers as a group.

                                  Number of
    Name                        Shares Owned      Percent (1)
Everett L. Buckardt (2)             3,000             *

John J. Delucca (2)                 3,000             *

Dennis V. Carter                    -0-              -0-

Richard D. Coleman                  -0-              -0-

Jennifer Holden Dunbar (3)        863,629           27.5

Ben Evans (4)                       5,500             *

Ronald J. Floto                     -0-              -0-

Thomas W. Harberts (2)              3,000             *

Ronald E. Johnson (2)               6,770             *

BJ Mehaffey                         -0-              -0-

Gary M. Shell (2)                   4,062             *

Clifford C. Smith Jr. (2)           4,062             *

Robert Spiegel (4)                 13,000             *

Raymond P. Springer (2)             6,093             *

Thomas A. Whipple                   -0-              -0-

Peter Zurkow (2)                    3,000             *
All Directors, Named Executive Officers and
  current executive officers as a group
  (16 persons) (2) - (4)          915,116           29.1
- ----------------------
*    Less than 1%

(1) Based on 3,144,960 shares of Common Stock outstanding, which includes 44,987 shares subject to options that are granted and exercisable within 60 days.

(2) The number of shares owned by Messrs. Buckardt, Delucca, Harberts, Johnson, Shell, Smith, Springer and Zurkow consists of shares that are subject to options granted and exercisable within 60 days under the Company's Director Plan and New Option Plan, as applicable.



(3) Includes 863,378 shares owned by Green Equity Investors, L.P. (including 6,000 shares subject to an option granted and exercisable within 60 days), of which Leonard Green & Partners, L.P. ("LGP"), is the sole general partner. Ms. Dunbar may be deemed to be the beneficial owner of such shares by reason of her being the controlling shareholder of a general partner of LGP.

(4) The number of shares owned by Messrs. Evans and Spiegel includes 3,000 shares each that are subject to options granted and exercisable within 60 days under the Company's Director Plan.



          CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

     During fiscal 1994, 1993, and 1992, respectively, as consideration for the provision of financial advisory services, the Company agreed to pay an annual fee of $554,000, plus related out-of-pocket expenses, to Leonard Green & Partners, L.P. ("LGP"), and an annual fee of $232,000, plus related out-of-pocket expenses, to Gibbons, Goodwin, van Amerongen, L.P. ("GGvA"). From September 1993 through December 1994, the Company did not pay the annual fees to LGP or GGvA, but reimbursed them for out-of-pocket expenses billed to the Company. Pursuant to the Prepackaged Plan, on December 29, 1994 the Company entered into a Management Services Agreement with LGP, pursuant to which LGP agreed to provide management, consulting, financial planning and financial advisory services for a two year term, in consideration for an annual fee of $200,000. The amount of the annual fee payable to LGP was determined in the course of negotiations among LGP, the Company and the Bondholders Committee during the Restructuring. The Company believes that the fee is not in excess of the fee that would be charged by an unrelated third party in an arms-length transaction for similar services.

     LGP is the sole general partner of Green Equity Investors, L.P., which owned approximately 60.9% of the Company's outstanding common stock immediately prior to the consummation of the Prepackaged Plan. GGvA is the general partner of The Fulcrum III Limited Partnership and The Second Fulcrum III Limited Partnership, which collectively owned 33.8% of the Company's outstanding common stock immediately prior to the consummation of the Prepackaged Plan. Jennifer Holden Dunbar, who is a director of the Company, is the controlling shareholder of a general partner of LGP.

















                     PRINCIPAL STOCKHOLDERS


     The following table sets forth, as of June 26, 1995 (unless otherwise specified), the name and address of each person known by the Company to be the beneficial owner of more than five percent of the outstanding Common Stock (the only class of voting securities of the Company):

Name and Address                     Number of Shares    Percent

American Express Company                  652,470(1)      21.1%
  American Express Tower
  World Financial Center
  New York, NY  10285

American Express Financial Corporation    652,470(1)      21.1
  IDS Tower 10
  Minneapolis, MN  55440

Green Equity Investors, L.P.              863,378(2)      27.5
  333 S. Grand Avenue
  Suite 5400
  Los Angeles, CA  90071

IDS Extra Income Fund                     552,090(1)      17.8
  IDS Tower 10
  Minneapolis, MN  55440

The Prudential Insurance Company          435,384(3)      14.0
  of America
  Prudential Plaza
  Newark, NJ  07102-3777

PaineWebber Incorporated                  369,068(4)      11.9
  1285 Avenue of the Americas
  New York, NY  10019



(1) Based upon information supplied by American Express Company, American Express Financial Corporation and IDS Extra Income Fund, who share dispositive power over a total of 552,090 shares over which IDS Extra Income Fund has sole voting power. American Express Company and American Express Financial Corporation also share dispositive power with IDS Bond Fund over an additional 100,380 shares over which IDS Bond Fund has sole voting power. American Express Company has advised the Company that it disclaims beneficial ownership with respect to all 652,470 shares.

(2) Based upon information supplied by Green Equity Investors, L.P. Includes 6,000 shares subject to an option granted and exercisable within 60 days.

(3) Based upon information supplied by The Prudential Insurance Company of America ("Prudential") as of April 24, 1995. Includes 32,233 shares held for the benefit of


     clients of Prudential over which Prudential may have direct or indirect voting and/or investment discretion, with respect to which Prudential has advised the Company that it disclaims beneficial ownership.

(4) Based upon information supplied by PaineWebber Incorporated, as of July 7, 1995.


                  DESCRIPTION OF CAPITAL STOCK


Authorized Capital Stock

     The authorized capital stock of the Company consists of 5,500,000 shares of Common Stock, par value $.01 per share, and 1,000,000 shares of Preferred Stock, par value $.01 per share. The authorized Preferred Stock includes 35,000 shares of Series A Junior Participating Preferred Stock (the "Series
A Preferred"). As of June 26, 1995, 3,099,973 shares of Common Stock and no shares of Preferred Stock were outstanding, 1,549,986 shares of Common Stock were reserved for issuance pursuant to a 50% stock dividend declared on June 14, 1995 to be paid on July 17, 1995 to the stockholders of record on June 26, 1995, an additional 173,240 shares of Common Stock were reserved for issuance pursuant to outstanding options granted to GEI and to certain directors and executive officers pursuant to the Director Plan and New Option Plan, and all 35,000 shares of Series A Preferred were reserved for issuance to the holders of Rights. See "Management" and "-- Certain Anti-Takeover and Charter Provisions; Rights Plan."

     The following description of those terms and provisions of the capital stock of the Company which are deemed material to an investment in the Common Stock is intended to be a summary thereof and does not purport to be a complete description of the terms and conditions of such capital stock. Reference is made to the Company's Restated Certificate of Incorporation, the Certificate of Designations of the Series A Preferred, and the Rights Agreement dated as of April 13, 1995, as amended June 13, 1995 (as amended, the "Rights Agreement") between the Company and Shawmut Bank Connecticut, N.A., as Rights Agent (the "Rights Agent"). Copies of each of the foregoing documents have been filed as exhibits to the Registration Statement of which this Prospectus is a part.


Common Stock

     Each holder of Common Stock is entitled to one vote per share on all matters to be voted on by the stockholders, including elections of directors, and, except as otherwise provided by law or as may be provided with respect to any series of Preferred Stock created by the Board of Directors from time to time, the holders of such shares of Common Stock exclusively possess










all voting power. See "Description of Capital Stock -- Preferred Stock." Holders of Common Stock are not entitled to cumulate their votes.

     Subject to certain preferential rights of any outstanding series of Preferred Stock created by the Board of Directors from time to time, holders of Common Stock are entitled to dividends and other distributions as and when declared by the Board of Directors out of assets legally available therefor, and upon the liquidation, dissolution or winding up of the Company, the holders of Common Stock would be entitled to share equally in the distribution of all of the Company's assets. The holders of Common Stock have no preemptive rights to purchase shares of Common Stock of the Company.

     The transfer agent and registrar for the Company's Common Stock is Shawmut Bank Connecticut, N.A., of 777 Main Street, MSN 238, Hartford, Connecticut 06115.

     The Common Stock is listed on the Nasdaq Small Cap Market under the symbol "KASH."


Preferred Stock

     Blank check authority

     The Board of Directors has the authority, without action by the stockholders, to issue shares of Preferred Stock in one or more series and, within certain limitations, to determine the dividend rights, dividend rate, rights and terms of redemption, liquidation preferences, sinking fund terms, conversion rights and voting rights of any series of Preferred Stock, the number of shares constituting any such series, the designation thereof, and the price therefor.

     As of June 26, 1995, the Board of Directors had not authorized the issuance of any Preferred Stock other than the Series A Preferred. See "-- Series A Preferred."

     The Company believes that the ability of its Board of Directors to issue one or more series of Preferred Stock will provide the Company with flexibility in structuring possible future financings and acquisitions, and in meeting other corporate needs which might arise. The authorized shares of Preferred Stock, as well as Common Stock, will be available for issuance without further action by the Company's stockholders, unless such action is required by applicable law or the rules of any exchange or automated quotation system on which the Company's securities may be listed or traded.











     Series A Preferred

     There are 35,000 authorized shares of Series A Preferred. As of June 26, 1995, none of the Series A Preferred is outstanding, but all of such shares are reserved for issuance pursuant to an exercise of Rights. See "-- Certain Anti-Takeover and Charter Provisions; Rights Plan."

     The Series A Preferred is not redeemable and has no sinking fund. Each share of Series A Preferred will be entitled to a minimum preferential quarterly dividend payment of $1 per share but will be entitled to an aggregate dividend equal to the dividends on 100 shares of Common Stock. In addition, each share of Series A Preferred will have a liquidation preference of $100 per share but will be entitled to an aggregate payment of 100 times the payment made per share of Common Stock. Each share of Series A Preferred will have 100 votes, voting together with the shares of Common Stock. Finally, in the event of any merger, consolidation or other transaction in which shares of Common Stock are exchanged, each share of Series A Preferred will be entitled to receive 100 times the amount received per share of Common Stock. These rights are protected by customary anti-dilution provisions.

Restrictions on Dividends

     The indentures governing the New Senior Fixed Rate Notes and the New Senior Floating Rate Notes (the "Indentures") provide that the Company will not, directly or indirectly, (i) declare or pay any dividend on or make any distributions in respect of the capital stock of the Company or any Subsidiary thereof (except for (x) dividends or distributions payable solely to the Company or any Subsidiary of the Company and (y) dividends or distributions of a Subsidiary of the Company solely on the capital stock of such Subsidiary), or purchase, redeem or retire for value, or make any payment on account of the purchase, redemption or other acquisition or retirement for value of, any capital stock or warrants, rights or options to purchase such capital stock, (ii) make any principal payment on, or redeem, repurchase or defease, or otherwise acquire or retire for value, Subordinated Debt (as defined in the Indentures), prior to any scheduled principal payment, scheduled sinking fund payment or maturity thereof, or (iii) make any loan or advance to, or any other Investment (as defined in the Indentures) in, any of its Affiliates other than a Subsidiary of the Company (such payments or any other actions described in (i), (ii) and (iii), collectively, "Restricted Payments") unless (1) at the time of and after giving effect to the proposed Restricted Payment, no Event of Default (as defined in the Indentures) or event that, after notice or lapse of time or both would become an Event of Default, shall have occurred and be continuing, and (2) at the time of and after giving effect to the proposed Restricted Payment (the amount of any such payment, if other than cash, to be determined by the Board of Directors, whose determination shall be conclusive and evidenced by a Board Resolution (as defined in the Indentures)) (A) the Consolidated Net Worth (as defined in the Indentures) of the Company shall be at least $75,000,000 and (B) the aggregate amount of all Restricted Payments after January 29, 1995 shall not exceed 50% of Cumulative Net Available Cash (as defined in the Indentures) of the Company and (C) the Fixed Charge Coverage Ratio (as defined in the Indentures) calculated on a pro forma basis for the full twelve-month period ending on the last day of the Company's fiscal quarter immediately preceding such




proposed Restricted Payment shall be at least 1.50 to 1. Notwithstanding the foregoing, this provision will not prohibit the redemption, by the Company, of its common stock (on a fully diluted basis) from time to time under the terms and conditions of management equity subscription agreements or stock option agreements and related exhibits, so long as such redemption does not otherwise result in an Event of Default or event that, after notice or lapse of time or both, would become an Event of Default.

     The foregoing provisions shall not be deemed to prohibit (1) the payment of any dividend within 60 days after the date of declaration thereof, if at such declaration date such declaration complied with the provisions of the Indentures, or (2) the redemption, repurchase or other acquisition or retirement (a "retirement") of any shares of any class of capital stock of the Company or of any Subsidiary thereof in exchange for (including any such exchange pursuant to the exercise of a conversion right or privilege in connection with which cash is paid in lieu of the issuance of fractional shares or scrip), or out of the proceeds of a substantially concurrent issue and sale (other than to a Subsidiary of the Company) of, other shares of capital stock of the Company, or (3) the retirement of Subordinated Debt out of the proceeds of a substantially concurrent sale (other than to a Subsidiary of the Company) of shares of capital stock of the Company or issuance other than to a Subsidiary of the Company of new Indebtedness which has a weighted average life to maturity at least as long as the Stated Maturity of the New Notes and no sinking fund or scheduled principal payments prior to the maturity of the New Notes and the payment of which is subordinated in right of payment and otherwise to the New Notes at least to the same extent as such Subordinated Debt, or (4) the payment of dividends or the making of distributions on shares of capital stock of the Company solely in shares of capital stock of the Company.

     The New Credit Agreement provides that the Company will not declare or make any Dividend Payment (as defined in the New Credit Agreement) at any time (other than Dividend Payments in respect of the Company's obligations to repurchase capital stock or Equity Rights (as defined in the New Credit Agreement) of the Company of retired, terminated or deceased directors, officers or employees of the Company, provided that (a) the aggregated amount of such payments in any fiscal year of the Company shall not exceed the sum of (i) $500,000 plus (ii) for each fiscal year of the Company beginning after the Effective Date, an amount equal to the excess (if any) of $500,000 over the amount of such payments made by the Company in its immediately preceding fiscal year and (b) no such Dividend Payments may be made after the occurrence and during the continuance of any Default (as defined in the New Credit Agreement)).














Certain Anti-Takeover and Charter Provisions

     Delaware General Corporation Law

     The Company is subject to Section 203 of the Delaware General Corporation Law, as amended ("Section 203"). Section 203 provides that, subject to certain exceptions specified therein, an "interested stockholder" of a Delaware corporation shall not engage in any business combination, including mergers or consolidations or acquisitions of additional shares of the corporation, with the corporation for a three-year period following the date that such stockholder becomes an "interested stockholder" unless (i) prior to such date, the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an "interested stockholder," (ii) upon consummation of the transaction which resulted in the stockholder becoming an "interested stockholder," the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced (excluding certain shares), or (iii) on or subsequent to such date, the business combination is approved by the board of directors of the corporation and authorized at an annual or special meeting of stockholders by the affirmative vote of at least 66-2/3% of the outstanding voting stock which is not owned by the "interested stockholder." Except as otherwise specified in
Section 203, an "interested stockholder" is defined to include (x) any person that is the owner of 15% or more of the outstanding voting stock of the corporation, or is an affiliate or associate of the corporation and was the owner of 15% or more of the outstanding voting stock of the corporation at any time within three years immediately prior to the relevant date and (y) the affiliates and associates of any such person.

     Under certain circumstances, Section 203 makes it more difficult for a person who would be an "interested stockholder" to effect various business combinations with a corporation for a three-year period, although the stockholders may elect to exclude a corporation from the restrictions imposed thereunder. The Certificate of Incorporation does not exclude the Company from the restrictions imposed under Section 203. The provisions of Section 203 may encourage companies interested in acquiring the Company to negotiate in advance with the Board of Directors, since the stockholder approval requirement would be avoided if a majority of the directors then in office approve either the business combination or the transaction which results in the shareholder becoming an interested shareholder. Such provisions also may have the effect of preventing changes in the management of the Company. It is possible that such provisions could make it more difficult to accomplish transactions which stockholders may otherwise deem to be in their best interests.

     Severance arrangements

     Certain executive officers of the Company have severance arrangements with the Company, which may have the effect of increasing the costs of acquiring the Company in a hostile takeover. See "Management -- Termination of Employment and Change-of-Control Arrangements."







     Rights Plan

     On April 13, 1995, the Company adopted a preferred stock purchase rights plan (the "Rights Plan"). Under the Rights Plan, the Board declared a dividend in the form of one right (a "Right" and, collectively, the "Rights") for each outstanding share of Common Stock. The dividend was payable on April 27, 1995 (the "Record Date") and was declared with respect to both the shares then outstanding and shares that shall become outstanding between the Record Date and the earliest of the Distribution Date (as defined below) and the date on which the Rights are redeemed or expire. The certificates representing any such shares of Common Stock so issued will bear a legend to the effect that the certificates also evidence the Rights.

     Subject to adjustment upon the occurrence of certain events described below, each Right entitles the holder thereof to purchase one one-hundredth of a share of Series A Preferred (the "Preferred Shares") for $76.00 (the "Purchase Price"), ten days after a person or group (an "Acquiring Person") acquires 25% or more of the Company's Common Stock (or, subject to the terms of the Rights Agreement, more than 29% in the case of Leonard Green & Partners, L.P. ("LGP") or any person or entity which at any time purchases all of the shares of Common Stock owned by LGP), or certain actions are taken in respect of such acquisition. The first date on which the right to purchase Preferred Shares could be exercised is referred to herein as the Distribution Date.

     The Purchase Price payable, and the number of Preferred Shares or other securities issuable, upon exercise of the Rights shall be adjusted in the event (i) of a stock dividend on, or a subdivision, combination or reclassification of, the Preferred Shares, (ii) of a grant to holders of the Preferred Shares of certain rights or warrants to subscribe for or purchase Preferred Shares at a price, or securities convertible into Preferred Shares with a conversion price, less than the then-current market price of the Preferred Shares or (iii) of a distribution to holders of the Preferred Shares of evidences of indebtedness or assets (excluding regular periodic cash dividends paid out of earnings or retained earnings or dividends payable in Preferred Shares) or of subscription rights or warrants (other than those referred to above).

     The number of outstanding Rights and the number of one one-hundredths of a Preferred Share issuable upon exercise of each Right are also subject to adjustment in the event of a stock split of the shares of Common Stock or a stock dividend on the shares of Common Stock payable in shares of Common Stock or subdivisions, consolidations or combinations of shares of the Common Stock occurring, in any such case, prior to the Distribution Date. As a result of the 50% stock dividend declared on June 14, 1995 to be paid on July 17, 1995 to the stockholders of record on June 26, 1995, the number of one-hundredths of a Preferred Share issuable upon exercise of each Right has been adjusted from one to 0.6667.

     In the event any person or group becomes an Acquiring Person, each holder of a Right, other than Rights beneficially owned by the Acquiring Person (which will thereafter be void), will thereafter have the right to receive (subject to adjustment) upon exercise that number of shares of Common Stock having a market value of two times the exercise price of the Right.



In addition, if there is a merger or other business combination between the Company and an Acquiring Person, or if certain other events occur involving an Acquiring Person, each Right (if not previously exercised) would entitle the holder to purchase that number of shares of common stock of the Acquiring Person which at the time of such transaction will have a market value of two times the exercise price of the Right.

     Prior to the Distribution Date, the Rights cannot be transferred apart from the Common Stock and will be represented solely by the Common Stock certificates. If the Distribution Date occurs, separate certificates representing the Rights will be mailed to holders of the Common Stock as of such date, and the Rights could then begin to trade separately from the Common Stock.

     At any time after any person or group becomes an Acquiring Person and prior to the acquisition by such person or group of 50% or more of the outstanding shares of Common Stock, the Company may exchange the Rights (other than Rights owned by an Acquiring Person, which will have become void), in whole or in part, at an exchange ratio of one share of Common Stock, or one one-hundredth of a Preferred Share (or of a share of a class or series of the Company's preferred stock having equivalent rights, preferences and privileges), per Right (subject to adjustment).

     The Rights are redeemable by the Company at $.01 per Right at any time prior to the occurrence of the Distribution Date. In the event the Company receives a written notice from the holder or holders of at least ten percent of the shares of Common Stock then outstanding directing the Board of Directors to submit to a vote of stockholders at the Company's next annual meeting of stockholders a resolution authorizing the redemption of all the then outstanding Rights at the Redemption Price (the "Resolution") and the written notice complies with certain procedural requirements, then the Board of Directors is required to take such actions as are necessary or desirable to cause the Resolution to be so submitted to a vote of stockholders, including by including a proposal relating to the adoption of the Resolution in the Board of Directors' proxy materials relating to such annual meeting of stockholders. Subject to the requirements of applicable law, the Board of Directors of the Company may take a position in favor of or opposed to the adoption of the Resolution, or no position with respect to the Resolution, as it deems appropriate. If at the annual meeting the Resolution receives the affirmative vote of a majority of the shares of Common Stock outstanding as of the record date for such annual meeting, and provided that no person or entity has become an Acquiring Person prior to the redemption date, then all of the Rights will be redeemed by such stockholder action at the Redemption Price, effective as of the close of business on the tenth business day following the date on which the results of the vote on the Resolution at the annual meeting are certified as official. The Rights will automatically expire on April 13, 2000 (the "Final Expiration Date"), unless the Final Expiration Date is extended or unless the Rights are earlier redeemed or exchanged by the Company.

     The Rights will not have any voting rights and will not be entitled to dividends. The terms of the Rights may be amended without the consent of the holders of the Rights, provided




that after the Distribution Date the amendment does not adversely affect the interest of the holders.

     The Preferred Shares are not redeemable and have no sinking fund. Each Preferred Share will be entitled to a minimum preferential quarterly dividend payment of $1 per share but will be entitled to an aggregate dividend equal to the dividends on 100 shares of Common Stock. In addition, each Preferred Share will have a liquidation preference of $100 per share but will be entitled to an aggregate payment of 100 times the payment made per share of Common Stock. Each Preferred Share will have 100 votes, voting together with the shares of Common Stock. Finally, in the event of any merger, consolidation or other transaction in which shares of Common Stock are exchanged, each Preferred Share will be entitled to receive 100 times the amount received per share of Common Stock. These rights are protected by customary anti-dilution provisions.

     The Rights may have certain anti-takeover effects, which could result in the Company being less attractive to a potential acquirer. The Rights will cause substantial dilution to any person or group which becomes an Acquiring Person or if an Acquiring Person attempts to merge with, or engage in certain other transactions with, the Company, as a result of which the stockholders could receive less for their shares than otherwise might be available in the event of a takeover attempt. The Rights should not, however, interfere with any merger or other business combination approved by the Company's Board of Directors prior to the occurrence of a Distribution Date because the Rights may be redeemed prior to such time.


Limitation of Liability of Directors

     The Certificate of Incorporation provides that a director of the Company will not be personally liable to the Company or its shareholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director's duty of loyalty to the Company or its shareholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the Delaware General Corporation Law, which concerns unlawful payments of dividends, stock purchases or redemptions, or (iv) for any transaction from which the director derived an improper personal benefit.

     While the Certificate of Incorporation provides directors with protection from awards for monetary damages for breaches of their duty of care, it does not eliminate such duty. Accordingly, the Certificate of Incorporation will have no effect on the availability of equitable remedies such as an injunction or rescission based on a director's breach of his or her duty of care. The provisions of the Certificate of Incorporation described above apply to an officer of the Company only if he or she is a director of the Company and is acting in his or her capacity as director, and do not apply to officers of the Company who are not directors.








                      SELLING STOCKHOLDERS

     Certain holders of Common Stock (the "Selling Stockholders") may offer such securities hereby on a continuous or delayed basis pursuant to Rule 415 promulgated under the Securities Act.

     The following table sets forth certain information as of June 26, 1995 with respect to each Selling Stockholder for whose account Common Stock may be sold pursuant to this Prospectus, which information has been furnished to the Company by the Selling Stockholders and other sources that the Company has not certified. Because the Selling Stockholders may sell, pursuant to this Prospectus, all or some part of the Common Stock that they hold, no estimate can be given as to the amount of Common Stock that will be held by the Selling Stockholders at any time subsequent to the date of this Prospectus. See "Plan of Distribution." As of June 26, 1995, none of the Selling Stockholders except Green Equity Investors, L.P. ("GEI") has had a material relationship within the past three years with the Company, other than as a result of the ownership of securities of the Company. For a discussion of the relationship between GEI and the Company, see "Certain Relationships and Related Transactions."



                             Beneficial Ownership Prior      Beneficial
                                 to Offering (1)             Ownership
                                                             After
                           Number of Percentage  Shares      Offering
Name of Selling Stockholder  Shares  of Class Offered Hereby (1), (2)

American Express Company    652,470(3)  21.1   652,470       -0-

American Express Financial
  Corporation               652,470(3)  21.1   652,470       -0-

Gregory J. Annick and Nancy
McAnniff Annick, as Trustees
u/a dated December 2, 1994      251      *         251       -0-

Eugene Aspy and Helen
Breland, as joint tenants        10      *          10       -0-

Michael W. Bourlier              25      *          25       -0-

Cede & Co.                3,086,588(4) 99.57 3,086,588       -0-

Jennifer Holden Dunbar, as      251       *        251       -0-
Trustee u/a dated June 23,
1994

Mary J. Eichhorn, as Trustee      502       *        502       -0-
u/a dated May 21, 1991 f/b/o
Walter J. Eichhorn, Sr.
Revocable Trust

Ruth E. Geniesse                   50       *         50       -0-



Green Equity Investors, L.P.  863,378     27.7   857,378      6,000

Florence T. Harlow and            251       *        251       -0-
Joseph E. Harlow, as joint
tenants

IDS Bond Fund                 100,380(3)    3.2   100,380      -0-

IDS Extra Income Fund         552,090(3)   17.8   552,090      -0-

Kray & Co.                      5,321       *      5,321       -0-

Lewis J. Lamm                   2,761       *      2,761       -0-

Barton Leasoff                    351       *        351       -0-

Malcom W. Morris, Jr.             176       *        176       -0-

Edward J. Mytkowicz and           627       *        627       -0-
Esther Mytkowicz, as trustee
f/b/o Edward J. Mytkowicz
and Esther Mytkowicz Family
Trust dated April 29, 1980

PaineWebber Incorporated      369,068(5)   11.9  369,068(5)    -0-

Philadep & Co.                  1,004        *     1,004       -0-

The Prudential Insurance      435,384(6)   14.0  435,384(6)    -0-
Company of America

Richard H. Rohlwing and           627        *       627       -0-
Linda Rohlwing, as joint
tenants

Ellen M. Skaggs and Delois        125        *       125       -0-
V. Skaggs, as joint tenants

Raymond L. Valente, as            376         *      376       -0-
Trustee f/b/o Loretta S.
Valente Trust u/a dated July
12, 1990



* Less than 1%

(1) Information with respect to beneficial ownership was obtained from the Selling Stockholders. Except to the extent otherwise provided herein, the persons named in the table have sole voting and dispositive power with respect to all shares of Common Stock shown as beneficially owned by them.






(2) Determined prior to payment of 50% stock dividend declared June 14, 1995 to be paid on July 17, 1995 to the stockholders of record on June 26, 1995. Assumes sale of all, and no other purchases of, Common Stock.
     See "Plan of Distribution."

(3) American Express Company, American Express Financial Corporation and IDS Extra Income Fund share dispositive power over a total of 552,090 shares over which IDS Extra Income Fund has sole voting power. American Express Company and American Express Financial Corporation also share dispositive power with IDS Bond Fund over an additional 100,380 shares over which IDS Bond Fund has sole voting power. American Express Company has indicated that it disclaims beneficial ownership with respect to all 652,470 shares.

(4) Includes 863,378 shares beneficially owned by Green Equity Investors, L.P. (including 6,000 shares subject to options granted and exercisable within 60 days), 552,090 shares and 100,380 shares beneficially owned by IDS Extra Income Fund and IDS Bond Fund, respectively, over which American Express Company and American Express Financial Corporation share dispositive power, 435,384 shares beneficially owned by the Prudential Insurance Company of America, 369,068 shares beneficially owned by PaineWebber Incorporated, and 251 shares beneficially owned by Jennifer Holden Dunbar.

(5)  As of July 7, 1995.

(6)  As of April 24, 1995.

     All of the shares offered hereby were acquired by the Selling Stockholders (or their authorized assignors) pursuant to the Prepackaged Plan. The shares of Common Stock are being registered to satisfy a condition set forth in the Prepackaged Plan. Pursuant to the Prepackaged Plan, the Company is required to use its best efforts to keep such Registration Statement continuously effective until the third anniversary of its original effectiveness. However, there can be no assurance that the Selling Stockholders will sell any or all of the shares of Common Stock which may be offered pursuant to this Prospectus.















                      PLAN OF DISTRIBUTION


     The Company will not receive any of the proceeds from the sale by the Selling Stockholders of the Common Stock offered by this Prospectus. Any or all of such Common Stock may be sold by the Selling Stockholders from time to time (i) to or through underwriters or dealers, (ii) directly to one or more other purchasers, (iii) through agents on a best-efforts basis, or (iv) through a combination of any such methods of sale. The Selling Stockholders and any such underwriters, dealers or agents that participate in the distribution of the Common Stock may be deemed to be underwriters within the meaning of the Securities Act, and any profit on the sale of the Common Stock by them, and any discounts, commissions or concessions received by them, may be deemed to be underwriting discounts and commissions under the Securities Act. The Common Stock may be sold from time to time in one or more transactions at a fixed offering price, which may be changed, or at varying prices determined at the time of sale or at negotiated prices. Such prices will be determined by the Selling Stockholders or by agreement between the Selling Stockholders and underwriters or dealers. Brokers or dealers acting in connection with the sale of Common Stock contemplated by this Prospectus may receive fees or commissions in connection therewith.

     At the time a particular offer of Common Stock is made, to the extent required, a supplement to this Prospectus will be distributed which will identify and set forth the aggregate number of shares of Common Stock being offered and the terms of the offering, including the name or names of any underwriters, dealers or agents, the purchase price paid by any underwriter for Common Stock purchased from the Selling Stockholders, any discounts, commissions and other items constituting compensation from the Selling Stockholders and/or the Company and any discounts, commissions or concessions allowed or reallowed or paid to dealers, including the proposed selling price to the public. Each supplement to this Prospectus and, if necessary, a post-effective amendment to the Registration Statement of which this Prospectus is a part, will be filed with the Commission to reflect the disclosure of additional information with respect to the distribution of Common Stock.

     The outstanding Common Stock is, and the Common Stock offered hereby will be, listed on the Nasdaq Small Cap Market.

     Under applicable rules and regulations under the Exchange Act, any person engaged in a distribution of Common Stock may not simultaneously engage in market making activities with respect to the Common Stock for a period of nine business days prior to the commencement of such distribution. In addition and without limiting the foregoing, the Selling Stockholders and any person participating in the distribution of the Common Stock will be subject to applicable provisions of the Exchange Act and the rules and regulations thereunder, including, without limitation, Rules 10b-6 and 10b-7, which provisions may limit the timing of purchases and sales of the Common Stock by the Selling Stockholders or any such other person.



     In order to comply with certain states' securities laws, if applicable, the Common Stock will be sold in such jurisdictions only through registered or licensed brokers or dealers. In certain states the Common Stock may not be sold unless it has been registered or qualified for sale in such state, or unless an exemption from registration or qualification is available.

     The Registration Statement, of which the Prospectus is a part, is being filed by the Company to satisfy a condition set forth in the Prepackaged Plan. Pursuant to the Prepackaged Plan, the Company is required to use its best efforts to keep such Registration Statement continuously effective until the third anniversary of its original effectiveness.

     Pursuant to the Prepackaged Plan, the Company has paid or will pay any and all expenses incident to the performance of or compliance with its registration obligations, including, among other things, registration and filing fees, fees and expenses incurred in connection with compliance with securities or blue sky laws of the applicable states, fees and disbursements of counsel and independent public accountants for the Company, but excluding underwriting discounts and commissions, the fees and expenses of counsel to the Selling Stockholders and transfer taxes, if any.



                          LEGAL MATTERS

     The validity of the Common Stock offered hereby will be passed upon by Milbank, Tweed, Hadley & McCloy.


                             EXPERTS

     The financial statements of the Company as of July 31, 1994 and August 1, 1993 and for the 52 weeks ended July 31, 1994 and August 1, 1993 and the 53 weeks ended August 2, 1992, have been included herein and in the Registration Statement in reliance upon the report of KPMG Peat Marwick LLP ("KPMG"), independent certified public accountants, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

     On February 17, 1995, KPMG, the Company's independent accountants who were previously engaged as the principal accountants to audit the Company's financial statements, were dismissed. KPMG's report on the financial statements of the Company for the past two years contained no adverse opinion or disclaimer of opinion, and were not qualified or modified as to uncertainty, audit scope, or accounting principles, except that KPMG's report on the 1994 financial statements of the Company contained a separate paragraph stating that "Kash n' Karry Food Stores, Inc. has suffered recurring losses from operations and has a net capital deficiency. As discussed in note 1 to the financial statements, Kash n' Karry Food Stores, Inc. filed a pre-packaged petition under Chapter 11 of the United States Bankruptcy Code on November 9, 1994. These matters raise substantial doubt about its ability to continue as a going concern. The






financial statements do not include any adjustments that might result from the outcome of this uncertainty." The Company's plan of reorganization was approved by the bankruptcy court on December 12, 1994 and became effective on December 29, 1994.

     The decision to change accountants was approved by the Board of Directors of the Company. During the Company's two most recent fiscal years and any subsequent interim period preceding the dismissal, there were no disagreements between the Company and KPMG on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure which, if not resolved to the satisfaction of KPMG would have caused KPMG to make reference to the subject matter of the disagreement in connection with its report. Also, during the aforementioned period, there occurred no "reportable event" within the meaning of Item 304(a)(1)(v) of Regulation S-K of the Commission.

     On February 17, 1995, the Company engaged Coopers & Lybrand L.L.P. as the principal accountants to audit the Company's financial statements for the fiscal year ending July 30, 1995. The Company did not consult with Coopers
& Lybrand, L.L.P. regarding accounting advice prior to its engagement.






































                            INDEX TO FINANCIAL STATEMENTS


                  UNAUDITED INTERIM CONDENSED FINANCIAL STATEMENTS







                                                                      Page

Condensed Balance Sheets as of
     April 30, 1995, and July 31, 1994 . . . . . . . . . . . . . . . . F-3

Condensed Statements of Operations for the 13 weeks ended
     April 30, 1995, and the 13 weeks ended May 1, 1994 . . . . . . . .F-5

Condensed Statements of Operations for the 17 weeks ended
     April 30, 1995, the 22 weeks ended January 1, 1995,
     and the 39 weeks ended May 1, 1994 . . . . . . . . . . . . . . . .F-6

Condensed Statements of Cash Flows for the 17 weeks ended
     April 30, 1995, the 22 weeks ended January 1, 1995,
     and the 39 weeks ended May 1, 1994 . . . . . . . . . . . . . . . .F-7

Notes to Condensed Financial Statements. . . . . . . . . . . . . . . . F-9



                            AUDITED FINANCIAL STATEMENTS





                                                                       Page

Independent Auditors' Report . . . . . . . . . . . . . . . . . . . . . F-15

Balance Sheets as of July 31, 1994 and August 1, 1993. . . . . . . . . F-16

Statements of Operations for the fiscal years ended July 31, 1994,
     August 1, 1993 and August 2, 1992 . . . . . . . . . . . . . . . . F-17

Statement of Stockholders' Deficit for the fiscal years ended July 31, 1994,
     August 1, 1993 and August 2, 1992 . . . . . . . . . . . . . . . . F-18

Statements of Cash Flows for the fiscal years ended July 31, 1994,
     August 1, 1993 and August 2, 1992 . . . . . . . . . . . . . . . . F-19

Notes to Financial Statements. . . . . . . . . . . . . . . . . . . . . F-21






                      UNAUDITED PRO FORMA FINANCIAL STATEMENTS




                                                                        Page

Pro Forma Financial Information. . . . . . . . . . . . . . . . . . . . .F-36

Unaudited Pro Forma Statement of Operations
     for the fiscal year ended July 31, 1994 . . . . . . . . . . . . . .F-37

Unaudited Pro Forma Statement of Operations
     for the 22 weeks ended January 1, 1995 . . . . . . . . . . . . . . F-38

Notes to Unaudited Pro Forma Statement of Operations . . . . . . . . . .F-39








































                        KASH N' KARRY FOOD STORES, INC.
                                 BALANCE SHEETS
              (Dollar Amounts in Thousands, Except Per Share Amounts)




                                      ASSETS


                                                      Reorganized Predecessor
                                                        Company      Company
                                                      -----------------------
                                                        April 30,    July 31,
                                                          1995         1994
                                                      -----------------------
                                                       (Unaudited)
                                                         (Note 1)
Current assets:
   Cash and cash equivalents                             $  7,244    $  6,852
   Accounts receivable                                      6,745       8,084
   Inventories                                             83,206      76,094
   Prepaid expenses and other current assets                3,433      12,805
                                                         ---------  ---------
      Total current assets                                100,628     103,835
Property and equipment, at cost, less
   accumulated depreciation                               140,496     160,491
Favorable lease interests, less accumulated
   amortization of $692 and $13,543                        29,262      12,312
Deferred financing costs, less accumulated
   amortization of $242 and $22,572                         3,983      12,630
Reorganization value in excess of amount allocable
   to identifiable assets, less accumulated
   amortization of $1,757 at April 30, 1995                97,573         --
Excess of cost over net assets acquired, less
   accumulated amortization of $16,288 at
   July 31, 1994                                              --       96,758
Other assets                                                2,923       3,867
                                                         ---------  ---------
      Total assets                                       $374,865    $389,893
                                                         =========  =========















               See accompanying notes to condensed financial statements.

                        KASH N' KARRY FOOD STORES, INC.
                                 BALANCE SHEETS
              (Dollar Amounts in Thousands, Except Per Share Amounts)





               LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)

                                                      Reorganized Predecessor
                                                        Company      Company
                                                      -----------------------
                                                         April 30,   July 31,
                                                           1995        1994
                                                      -----------------------
                                                       (Unaudited)
                                                         (Note 1)
Current liabilities:
   Current portion of long-term debt                     $  5,583    $ 42,740
   Accounts payable                                        40,900      34,908
   Accrued payroll and benefits                             9,308       5,579
   Accrued interest                                         6,889      15,849
   Taxes, other than income                                 4,578       6,056
   Other accrued expenses                                  21,751      11,450
                                                         ---------  ---------
      Total current liabilities                            89,009     116,582

Long-term debt, less current obligations                  220,091     317,381
Other long-term liabilities                                15,742      12,334
Old Series B Cumulative Preferred Stock of $.01 par
   value and a stated value of $100 a share.
   Authorized 50,000 shares; 38,750 shares
   outstanding at July 31, 1994.                              --        3,875
Old Series C Convertible Preferred Stock of
   $.01 par value. Authorized 100,000 shares;
   77,500 shares outstanding at July 31, 1994.                --          775

Stockholders' equity (deficit):
   New Common Stock of $.01 par value.
      Authorized 5,500,000 shares; 3,099,973
      shares outstanding at April 30, 1995.                    31         --
   Old Common Stock of $.01 par value.
      Authorized 4,000,000 shares; 2,819,589
      shares outstanding at July 31, 1994.                    --           28
   Capital in excess of par value                          46,464      77,695
   Retained earnings (deficit)                              3,528   (138,740)
   Less cost of treasury stock - 2,437 shares
      at July 31, 1994                                        --         (37)
                                                         ---------  ---------
       Total stockholders' equity (deficit)                50,023    (61,054)
                                                         ---------  ---------
       Total liabilities & stockholders' equity          $374,865    $389,893
                                                         =========  =========


               See accompanying notes to condensed financial statements.

                         KASH N' KARRY FOOD STORES, INC.
                        CONDENSED STATEMENTS OF OPERATIONS
                                  (In Thousands)
                                    (Unaudited)

                                   Reorganized          Predecessor
                                     Company              Company
                                   -----------        --------------
                                    Thirteen             Thirteen
                                   Weeks Ended          Weeks Ended
                                     April 30,            May 1,
                                       1995                1994
                                   -----------          -----------
Sales                               $269,927             $279,806
Cost of sales                        211,722              221,608
                                    ---------           -----------
   Gross profit                       58,205               58,198

Selling, general and
   administrative expenses            38,896               43,719
Depreciation and amortization          6,457                6,055
                                    ---------           -----------
   Operating income                   12,852                8,424

Interest expense                       6,942               11,244
                                    ---------           -----------
Income (loss) before income taxes      5,910               (2,820)

Provision for income taxes             3,189                   --
                                    ---------           ----------

Net income (loss)                   $  2,721             $ (2,820)
                                    =========           ==========

Net income per common share (A)(B)  $   0.88
                                    =========







(A) Based on a weighted average number of shares of common stock of 3,099,973 outstanding.

(B) Net income per common share is not meaningful prior to January 1, 1995 due to the significant change in the capital structure in connection with the Restructuring.





           See accompanying notes to condensed financial statements.


                          KASH N' KARRY FOOD STORES, INC.
                        CONDENSED STATEMENTS OF OPERATIONS
                                  (In Thousands)
                                    (Unaudited)

                                   Reorganized          Predecessor
                                     Company              Company
                                   -----------    --------------------------
                                    Seventeen     Twenty-Two     Thirty-Nine
                                   Weeks Ended   Weeks Ended     Weeks Ended
                                     April 30,    January 1,        May 1,
                                      1995          1995            1994
                                   -----------    -----------    -----------
Sales                               $356,281       $426,681       $814,607
Cost of sales                        280,662        340,802        647,524
                                    ---------     -----------    ----------
   Gross profit                       75,619         85,879        167,083

Selling, general and
   administrative expenses            51,122         68,819        133,846
Depreciation and amortization          8,436         10,234         18,166
Store closing and other costs            --             --          11,016
                                    ---------      ---------     ----------
   Operating income                   16,061          6,826          4,055

Interest expense                       9,344         13,719         33,757
                                    ---------      ---------     ----------
Income (loss) before reorganization
   items, income taxes, extra-
   ordinary item and change in
   accounting principle                6,717         (6,893)       (29,702)
Reorganization items                     --            (219)           --
                                    ---------      ---------     ----------
Income (loss) before income taxes,
    extraordinary item and change
    in accounting principle            6,717         (7,112)       (29,702)
Provision for income taxes             3,189            --             --
                                    ---------      ---------     ----------
Income (loss) before extra-
    ordinary item and change
    in accounting principle            3,528         (7,112)       (29,702)
Extraordinary item - gain on
    debt discharge                       --          70,166            --
Cumulative effect of change in
    accounting principle -
    postretirement medical benefits      --          (2,000)           --
                                    ---------      ---------     ----------
Net income (loss)                   $  3,528       $ 61,054      $ (29,702)
                                    =========      =========     ==========
Net income per common share (A)(B)  $   1.14
                                    =========
(A) Based on a weighted average number of shares of common stock of 3,099,973 outstanding.
(B) Net income per common share is not meaningful prior to January 1, 1995 due to the significant change in the capital structure in connection with the Restructuring.

               See accompanying notes to condensed financial statements.
                         KASH N' KARRY FOOD STORES, INC.
                            STATEMENTS OF CASH FLOWS
                                 (In Thousands)
                                   (Unaudited)


                                          Reorganized       Predecessor
                                            Company           Company
                                          -----------------------------------
                                           Seventeen   Twenty-Two Thirty-Nine
                                          Weeks Ended  Weeks Ended Weeks Ended
                                            April 30,   January 1,    May 1,
                                              1995       1995          1994
                                           ----------- ----------- -----------

Net cash flow from operating activities:
   Net income (loss)                         $  3,528    $61,054    $(29,702)
   Adjustments to reconcile net income
    (loss) to net cash provided
    by operating activities:
      Depreciation and amortization,
      excluding deferred financing costs        8,436     10,234      18,166
      Store closing and other costs               --         --       11,016
      Amortization of deferred financing costs    494      1,152       2,190
      Provision for income taxes                3,189        --          --
      Reorganization items                        --         219         --
      Change in accounting principle              --       2,000         --
      Gain on discharge of debt                   --     (70,166)        --
      (Increase) decrease in assets:
         Accounts receivable                     (983)     2,322       3,591
         Inventories                            3,908     (5,917)     11,366
         Prepaid expenses and other assets       (403)      (194)       (418)
      Increase (decrease) in liabilities:
         Accounts payable                       4,192      1,800      (1,515)
         Accrued expenses and other
            liabilities                         3,309      9,083      (8,841)
                                             ---------   --------   ---------

            Net cash provided by
               operating activities            25,670     11,587       5,853
                                             ----------  --------   ---------

Cash used by investing activities:
   Additions to property and equipment         (1,509)      (665)     (8,322)
   Leased/financed asset additions                --         --       (4,519)
   Proceeds from sale of property and
      equipment                                   --         --          429
                                             ----------  --------   ---------

            Net cash used by investing
               activities                      (1,509)      (665)    (12,412)
                                             ----------  --------   ---------



               See accompanying notes to condensed financial statements.

                         KASH N' KARRY FOOD STORES, INC.
                            STATEMENTS OF CASH FLOWS
                                  (Continued)
                                 (In Thousands)
                                   (Unaudited)


                                          Reorganized       Predecessor
                                            Company           Company
                                          ------------ -----------------------
                                           Seventeen   Twenty-Two Thirty-Nine
                                          Weeks Ended  Weeks Ended Weeks Ended
                                            April 30,  January 1,     May 1,
                                              1995        1995        1994
                                           ----------- ----------- -----------

Cash provided (used) by financing activities:
   Borrowings under revolving loan facility   $  4,200   $ 15,800   $  15,700
   Borrowings under term loan facility             --      35,000         --
   Additions to obligations under
      capital leases and notes payable             --         --        7,146
   Repayments on revolving loan facility       (11,168)   (43,700)    (2,900)
   Repayments on term loan facility             (8,750)   (17,228)    (2,925)
   Repayments of other long-term liabilities    (1,937)    (7,363)    (6,076)
   Sale of Common Stock                            --      10,000         --
   Other financing activities                     (251)    (9,294)      (980)
                                              ---------  --------- ----------

            Net cash provided (used) by
               financing activities            (17,906)   (16,785)      9,965
                                              ---------  --------- ----------

Net increase (decrease) in cash
   and cash equivalents                          6,255     (5,863)      3,406
Cash and cash equivalents at beginning
   of period                                       989      6,852       2,145
                                              ---------  --------- ----------

Cash and cash equivalents at end of period    $  7,244   $    989   $   5,551
                                              =========  ========= ==========















               See accompanying notes to condensed financial statements.

                         KASH N' KARRY FOOD STORES, INC.
                     NOTES TO CONDENSED FINANCIAL STATEMENTS
                               (In Thousands)
                                 (Unaudited)



1. On September 3, 1994, the Company began to solicit acceptances of all impaired parties of a restructuring of the Company which would be implemented through the consummation of a "prepackaged" plan of reorganization under Chapter 11 of the United States Bankruptcy Code (the "Restructuring"). As a result of this solicitation, the voting requirements prescribed by Section 1126 of the Bankruptcy Code were satisfied, and on November 9, 1994 (the "Petition Date") the Company filed with the Bankruptcy Court a voluntary petition for reorganization under Chapter 11 of the Bankruptcy Code. On December 12, 1994, the Bankruptcy Court confirmed the plan of reorganization, and the Company emerged from bankruptcy on December 29, 1994 (the "Effective Date"). During the pendency of the bankruptcy case, the Company, with the Bankruptcy Court's approval, operated its business in the ordinary course, and paid all pre-petition and post-petition claims of the Company's general unsecured creditors, trade creditors and employees in full. In connection with the Restructuring:

     (i) Each $1,000 principal amount of the Company's Old Senior Floating Rate Notes was exchanged for (a) new Senior Floating Rate Notes due February 1, 2003 (the "New Senior Floating Rate Notes") in an original principal amount equal to $1,000 plus 100% of the accrued interest under the Old Senior Floating Rate Notes from and including February 3, 1994, through but not including the Petition Date, or, at such holder's election, (b) new 11.5% Senior Fixed Rate Notes due February 1, 2003 (the "New Senior Fixed Rate Notes") in the same original principal amount, or, at such holder's election,
(c) an amount of New Senior Floating Rate Notes and an amount of New Senior Fixed Rate Notes equal, in the aggregate, to 100% of such claim;

     (ii) Each $1,000 principal amount of the Company's Old Senior Fixed Rate Notes was exchanged for (a) New Senior Floating Rate Notes in an original principal amount equal to $1,000 plus 100% of the accrued interest under the Old Senior Fixed Rate Notes from and including February 2, 1994, through but not including the Petition Date, or, at such holder's election,
(b) New Senior Fixed Rate Notes in the same original principal amount, or, at such holder's election, (c) an amount of New Senior Floating Rate Notes and an amount of New Senior Fixed Rate Notes equal, in the aggregate, to 100% of such claim;

     (iii) the Old Subordinated Debentures were exchanged for newly-issued common stock of the Company representing 85 percent of the common stock outstanding on the Effective Date;

     (iv) Green Equity Investors, L.P. invested $10,000 cash in exchange for newly-issued common stock of the Company representing 15 percent of the common stock outstanding on the Effective Date;

     (v) the Company entered into a new credit agreement with The CIT Group/Business Credit, Inc. as Administrative Agent, and the lenders under its old bank credit agreement; and



                         KASH N' KARRY FOOD STORES, INC.
                     NOTES TO CONDENSED FINANCIAL STATEMENTS
                               (In Thousands)
                                 (Unaudited)


     (vi) all of the existing preferred stock, common stock, and options and warrants to purchase common stock of the Company was extinguished.

2. The condensed financial statements presented herein have been prepared in accordance with the instructions to Form 10-Q and do not include all of the information and note disclosures required by generally accepted accounting principles. These statements should be read in conjunction with the fiscal 1994 Form 10-K filed by the Company. The accompanying condensed financial statements have not been audited by independent accountants in accordance with generally accepted auditing standards, but in the opinion of management the condensed financial statements for the period ended May 1, 1994 includes all adjustments, consisting only of normal recurring adjustments, necessary to summarize fairly the Company's financial position and results of operations.

       The condensed financial statements as of and for the period ended April 30, 1995 reflect the Company's emergence from Chapter 11 and were prepared according to the principles of fresh start reporting contained in American Institute of Certified Public Accountants' Statement of Position 90-7 "Financial Reporting by Entities in Reorganization Under the Bankruptcy Code" ("SOP 90-7"). Operations during the period from the Effective Date through January 1, 1995 had no significant impact on the emergence transactions and as a result have not been separately identified. As a result of the implementation of fresh start accounting, the Company's condensed financial statements as of and for the period ended April 30, 1995 are not comparable to the Company's condensed financial statements of prior periods. Results for the periods ended April 30, 1995 or January 1, 1995 are not necessarily indicative of the results for the full year.

     The total reorganization value assigned to the Company's assets was estimated based on a ten-year projection of cash flow before debt service requirements discounted back to present value using a discount rate of 13.3% (representing the estimated weighted cost of capital), as well as by analyzing market cash flow multiples and applying a cash flow multiple of six to the Company's adjusted 12-month trailing cash flows. After extensive negotiations between independent investment banking firms representing the Company and an ad hoc committee of bondholders, the reorganization value was agreed to by the parties and confirmed by the Bankruptcy Court. The excess of the reorganization value over the value of the identifiable assets is reported as "Reorganization Value in Excess of Amounts Allocable to Identifiable Assets" and is being amortized over twenty years. Under the principles of fresh start accounting, the Company's total assets were recorded at this assumed reorganization value, with the reorganization value allocated to identifiable tangible and intangible assets on the basis of their estimated fair value. In addition, the Company's accumulated deficit was eliminated.

     The effect of the Restructuring and the implementation of fresh start accounting on the Company's condensed balance sheet as of January 1, 1995 was as follows:


                         KASH N' KARRY FOOD STORES, INC.
                     NOTES TO CONDENSED FINANCIAL STATEMENTS
                               (In Thousands)
                                 (Unaudited)
                                                                      Fresh
                                                                      Start
                              Pre-Fresh                              Balance
                            Start Balance  Adjustments                Sheet
                            Sheet January       of       Fair Value  January
                              1, 1995      Restructuring Adjustment  1, 1995
                                                (A)          (B)
                            -------------  ------------- ----------  --------
Cash and cash equivalents      $  9,166       $ (8,177)  $    --     $    989
Accounts receivable               5,762            --         --        5,762
Inventories                      82,011            --       5,104      87,115
Prepaid expenses and other
   current assets                 3,088            --         --        3,088
                               ---------      ---------  ---------   --------
   Total current assets         100,027         (8,177)     5,104      96,954

Property and equipment, net     162,754            --     (17,775)    144,979
Favorable lease interests, net   11,673            --      18,280      29,953
Deferred financing costs         17,769         (7,456)    (6,088)      4,225
Reorganization value in
   excess of amounts alloc-
   able to identifiable
   assets                           --             --     102,519     102,519
Excess of cost over net
   assets acquired               95,560            --     (95,560)        --
Other assets                      4,360            --      (1,498)      2,862
                               ---------      ---------  ---------   --------
      Total assets             $392,143       $(15,633)  $  4,982    $381,492
                               =========     ==========  =========   ========
Current liabilities, excluding
    current portion of long-
    term debt                  $ 82,983       $(12,617)  $  6,779    $ 77,145
Long-term debt, including
    current obligations         366,231       (119,486)    (3,959)    242,786
Other long-term liabilities       6,226            --       8,840      15,066
Redeemable preferred stock        4,650         (4,650)       --          --
Common stock                         28              3        --           31
Treasury stock                      (37)            37        --          --
Capital in excess of par value   77,695        (31,231)       --       46,464
Accumulated deficit            (145,633)       152,311     (6,678)        --
                               ---------      ---------  ---------   --------
      Total liabilities
         and stockholders'
         equity                $392,143       $(15,633)  $  4,982    $381,492
                               =========     ==========  =========   ========

(A) To record the transactions applicable to the Restructuring as outlined in footnote 1 and eliminate the deficit in accumulated deficit.

(B) To record the adjustments to state assets and liabilities at fair value, and to record the cumulative effect of $2,000 of adopting SFAS No. 106 as of the Effective Date in accordance with SOP 90-7.


                         KASH N' KARRY FOOD STORES, INC.
                     NOTES TO CONDENSED FINANCIAL STATEMENTS
                               (In Thousands)
                                 (Unaudited)

3. Inventories consist of merchandise held for resale and are stated at the lower of cost or market; cost is determined using average cost, which approximates the first-in, first-out (FIFO) method.

4. The Company had a policy of classifying capital expenditures to be refinanced within one year as prepaid expenses and other current assets. These amounts have been classified as property and equipment at April 30, 1995. At July 31, 1994, prepaid expenses and other current assets included $9,987 of expenditures for construction in progress expected to be financed within one year.

5.  Long-term debt consists of the following:

                                         April 30,        July 31,
                                           1995             1994
                                        -----------       --------
New term loan and revolving
   credit facilities (A)                 $ 33,782         $    --
Old bank term and revolving
   credit facilities (A)                      --            59,629
New Senior Floating
   Rate Notes (B)                          22,953              --
New Senior Fixed Rate
   Notes (C)                              121,162              --
Old Senior Floating
   Rate Notes (B)                             --            85,000
Old Senior Fixed
   Rate Notes (C)                             --            50,000
Subordinated Debentures                       --           105,000
Mortgages payable                          32,397           34,368
Capital lease obligations and other        15,380           26,124
                                         ---------        ---------
Long-term debt including
    current portion                       225,674          360,121

Less current portion                       (5,583)         (42,740)
                                         ---------        ---------
Long-term debt                           $220,091         $317,381
                                         =========        =========

(A) In connection with the Restructuring, the Company entered into a new term loan and revolving credit agreement (the "New Credit Agreement") on December 29, 1994. At April 30, 1995, the Company's New Credit Agreement provides for borrowings of up to $26,250 under a term loan facility (with quarterly principal repayments of $1,750 and a $14,000 repayment due when the facility terminates on December 29, 1997) and a $50,000 revolving credit facility with a $25,000 sublimit for letters of credit. At April 30, 1995, the Company had $7,532 in borrowings under the working capital line, and had $12,558 of letters of credit issued against the revolving credit facility.


                         KASH N' KARRY FOOD STORES, INC.
                     NOTES TO CONDENSED FINANCIAL STATEMENTS
                               (In Thousands)
                                 (Unaudited)

Amounts outstanding under the term facility bear interest (11.5% at April 30, 1995) equal to the prime rate (as defined) plus 250 basis points. Amounts outstanding under the revolving credit facility bear interest (10.0% at April 30, 1995) equal to the prime rate plus 100 basis points.

(B) The New Senior Floating Rate Notes mature on February 1, 2003, and bear interest (7.31% at April 30, 1995) payable August 1, 1995, and semiannually thereafter, at a rate equal to six-month LIBOR (as defined in the New Senior Floating Rate Note Indenture) plus 200 basis points. The New Senior Floating Rate Notes are redeemable in whole or in part, at the option of the Company, on not less than 30 nor more than 60 days' prior notice in amounts of $1,000 or an integral multiple thereof, at 100% of the principal amount and unpaid interest, if any, to the redemption date. Through August 1, 1995, all interest on the New Senior Floating Rate Notes may, at the option of the Company, be paid by issuing in lieu of cash additional New Senior Floating Rate Notes in an aggregate principal amount equal to the amount of interest due. The Old Senior Floating Rate Notes bore interest (5.88% at July 31,
1994) payable semiannually, at a rate equal to six-month LIBOR plus 250 basis points.

(C) The New Senior Fixed Rate Notes mature on February 1, 2003, and bear interest at 11.5% per annum, payable semiannually. The New Senior Fixed Rate Notes are redeemable in whole or in part, at the option of the Company, on not less than 30 nor more than 60 days' prior notice in amounts of $1,000 or an integral multiple thereof, at 100% of the principal amount and unpaid interest, if any, to the redemption date. Through February 1, 1996, all interest on the New Senior Fixed Rate Notes may, at the option of the Company, be paid by issuing in lieu of cash additional New Senior Fixed Rate Notes in an aggregate principal amount equal to the amount of interest due. The Old Senior Fixed Rate Notes bore interest, payable semiannually, at an annual rate of 12.375%.

(D) The Company has prepaid the term loan through May 1, 1996. Therefore, there is no current portion of the term loan.

6. Reorganization items included in the condensed statements of operations consist of the following items:

          Adjustments to fair
             value                                           $ 5,551
          Gain on extinguishment
             of preferred stock                                4,650
          Provision for store
               closing costs                                  (2,500)
          Provision for severance
             benefits                                         (3,220)
          Provision for other
             restructuring activities                         (3,180)
          Professional fees                                   (1,520)
                                                             --------
                                                             $  (219)

                         KASH N' KARRY FOOD STORES, INC.
                     NOTES TO CONDENSED FINANCIAL STATEMENTS
                               (In Thousands)
                                 (Unaudited)



7. The Company has a retiree medical plan under which medical coverage is available to current retirees and those active employees who, on August 1, 1993, had attained age 65 with at least 15 years of service. In accordance with SOP 90-7, which the Company adopted on the Effective Date of the Restructuring, the provisions of Financial Accounting Standards Board Statement 106 "Employers' Accounting for Postretirement Benefits Other Than Pensions" were also adopted as of that date. The following table sets forth the projected actuarial present value of unfunded postretirement benefit obligations for the plan at April 30, 1995:

     Accumulated postretirement
        benefit obligation:

           Retirees                               $1,908
           Fully eligible active
              plan participants                       85
                                                  -------
           Accrued postretirement
              benefit obligation                  $1,993
                                                  =======
     The weighted average discount rate used in determining the accumulated postretirement benefit obligation was 8.0%.

8. The difference between the provision for income taxes as reported and the amount calculated by applying the statutory federal and state rates to net income before taxes primarily relates to the tax effect of the amortization of Reorganization Value in Excess of Amounts Allocable to Identifiable Assets.

9. Certain items in the condensed statement of cash flows for the twenty-two weeks ended January 1, 1995 have been reclassified.

10. During the first quarter of fiscal 1994, the Company recorded a non-recurring charge of $11,016 which reflects expenses associated with a program of closing twelve underperforming stores and expensing costs associated with unsuccessful financing activities.

                          Independent Auditors' Report


The Board of Directors
Kash n' Karry Food Stores, Inc.:

We have audited the accompanying balance sheets of Kash n' Karry Food Stores, Inc. as of July 31, 1994 and August 1, 1993, and the related statements of operations, stockholders' deficit, and cash flows for the fifty-two weeks ended July 31, 1994 and August 1, 1993, and fifty-three weeks ended August 2, 1992. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Kash n' Karry Food Stores, Inc. at July 31, 1994 and August 1, 1993, and the results of its operations and its cash flows for the fifty-two weeks ended July 31, 1994 and August 1, 1993, and fifty-three weeks ended August 2, 1992, in conformity with generally accepted accounting principles.

The accompanying financial statements have been prepared assuming that Kash n' Karry Food Stores, Inc. will continue as a going concern. However, Kash n' Karry Food Stores, Inc. has suffered recurring losses from operations and has a net capital deficiency. As discussed in Note 1 to the financial statements, Kash n' Karry Food Stores, Inc. filed a pre-packaged petition under Chapter 11 of the United States Bankruptcy Code on November 9, 1994 and these matters raise substantial doubt about its ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.


/s/ KPMG Peat Marwick LLP
- -----------------------------------
Tampa, Florida
September 16, 1994, except with respect to
              Notes 1 and 5, which are as of November 9, 1994

                         KASH N' KARRY FOOD STORES, INC.
                                BALANCE SHEETS
              (Dollar Amounts in Thousands, Except Per Share Amounts)

                                    ASSETS
                                                  July 31,       August 1,
                                                    1994           1993
                                                  --------       ---------
Current assets:
   Cash and cash equivalents                      $  6,852       $  2,145
   Accounts receivable                               8,084         10,888
   Inventories                                      76,094         95,385
   Prepaid expenses and other current assets        12,805         13,151
                                                  --------       --------
      Total current assets                         103,835        121,569
Property and equipment, at cost, net               160,491        164,937
Favorable lease interests, less accumulated
   amortization of $13,543 and $7,506               12,312         18,349
Deferred financing costs, less accumulated
   amortization of $22,572 and $19,622              12,630         15,153
Excess of cost over net assets acquired, less
   accumulated amortization of $16,288 and $13,457  96,758         99,589
Other assets                                         3,867          3,611
                                                  --------       --------
      Total assets                                $389,893       $423,208
                                                  ========       ========
                      LIABILITIES AND STOCKHOLDERS' DEFICIT

Current liabilities:
   Current portion of long-term debt              $ 42,740       $ 22,628
   Accounts payable                                 34,908         42,561
   Accrued expenses                                 38,934         37,243
                                                  --------       --------
      Total current liabilities                    116,582        102,432

Long-term debt, less current portion               317,381        329,262
Other long-term liabilities                         12,334         10,023
Series B Cumulative Preferred Stock of $.01
   par value and a stated value of $100 a share.
   Authorized 50,000 shares; 38,750 shares
   outstanding.                                      3,875          3,875
Series C Convertible Preferred Stock of $.01
   par value. Authorized 100,000 shares; 77,500
   shares outstanding.                                 775            775
Stockholders' deficit:
   Common Stock of $.01 par value. Authorized
      4,000,000 and 3,200,000 shares; 2,819,589
      shares outstanding.                               28             28
   Capital in excess of par value                   77,695         77,695
   Accumulated deficit                            (138,740)      (100,845)
   Less cost of Treasury Stock - 2,437 shares          (37)           (37)
                                                  --------       --------
      Total stockholders' deficit                  (61,054)       (23,159)
                                                  --------       --------
      Total liabilities and stockholders' deficit $389,893       $423,208
                                                  ========       ========
               See accompanying notes to financial statements.

                             KASH N' KARRY FOOD STORES, INC.
                                STATEMENTS OF OPERATIONS
                                     (In Thousands)


                                    Fifty-two      Fifty-two    Fifty-three
                                   Weeks Ended    Weeks Ended   Weeks Ended
                                  July 31, 1994 August 1, 1993 August 2, 1992
                                  ------------- -------------- --------------

Sales                              $1,065,165      $1,086,125     $1,071,038

Cost of sales                         845,597         856,156        848,441
                                   ----------      ----------     ----------

    Gross profit                      219,568         229,969        222,597

Selling, general and administrative
  expenses                            176,945         175,177        164,897
Depreciation and amortization          24,112          23,455         20,132
Store closing and other costs          11,016             --             --
                                   ----------      ----------     ----------
    Operating income                    7,495          31,337         37,568

Interest expense (net of interest
  income of $4, $1 and $25)            45,390          43,257         44,869
                                   ----------      ----------     ----------
    Net loss                          (37,895)        (11,920)        (7,301)
Undeclared dividends on
   Preferred Stock                        464             464            474
                                   ----------      ----------     ----------

    Loss attributable to
        Common Stock               $  (38,359)     $  (12,384)    $   (7,775)
                                   ==========      ==========     ==========




















              See accompanying notes to financial statements.

                           KASH N' KARRY FOOD STORES, INC.
                         STATEMENT OF STOCKHOLDERS' DEFICIT
                          Fiscal Years Ended July 31, 1994,
                          August 1, 1993 and August 2, 1992
                            (Dollar Amounts In Thousands)

                                   Capital
                                  in Excess
                           Common   of Par  Accumulated Treasury
                           Stock    Value     Deficit     Stock    Total
                           ------ --------- ----------- --------  ---------

Balance at July 28, 1991    $  9   $ 8,994   $(81,624)   $ (19)   $(72,640)

Purchase of 250 shares
   for Treasury               --       --         --        (3)         (3)

Reclassification of Series
   A Preferred Stock to       --    40,000        --       (11)     39,989
   Common Stock

Conversion of 11,250 shares
   of Series B Preferred
   Stock and 22,500 shares
   of Series C Preferred
   Stock to 22,500 shares
   of Common Stock            --     1,350        --        --       1,350

Sale of 1,859,531 shares
   of Common Stock for cash   19    27,347        --        --      27,366

Loss for period               --       --      (7,301)      --      (7,301)
                            ----   -------  ---------    -----    --------

Balance at August 2, 1992   $ 28   $77,691   $(88,925)   $ (33)   $(11,239)

Purchase of 2,713 shares
   for Treasury               --       --         --       (40)        (40)

Sale of 2,436 shares
   of Treasury Stock          --        4         --        36          40

Loss for period               --       --     (11,920)      --     (11,920)
                            ----   -------  ---------    -----    --------

Balance at August 1, 1993   $ 28   $77,695  $(100,845)   $ (37)   $(23,159)

Loss for period               --       --     (37,895)      --    $(37,895)
                            ----   -------  ---------    -----    --------

Balance at July 31, 1994    $ 28   $77,695  $(138,740)   $ (37)   $(61,054)
                            ====   =======  =========    =====    ========




                See accompanying notes to financial statements.

                            KASH N' KARRY FOOD STORES, INC.
                               STATEMENTS OF CASH FLOWS
                                    (In Thousands)


                                     Fifty-two     Fifty-two    Fifty-three
                                    Weeks Ended   Weeks Ended   Weeks Ended
                                   July 31, 1994 August 1,1993 August 2, 1992
                                   ------------- ------------- --------------

Net cash flows from
   operating activities:
   Net loss                         $  (37,895)    $ (11,920)    $  (7,301)
   Adjustments to reconcile
      net loss to net cash
      provided by operating
      activities:
      Depreciation and amortization,
         excluding deferred
         financing costs                24,112        23,455        20,132
      Store closing and other costs     11,016           --            --
      Amortization of deferred
         financing costs                 2,950         2,850         2,932
      Senior Subordinated Extendible
         Reset Notes ("Reset Notes")
         issued in lieu of cash interest   --            --          2,222
      (Increase) decrease in assets:
         Accounts receivable             2,804        (3,778)       (2,090)
         Inventories                    19,291        (4,159)        1,225
         Prepaid expenses and
            other assets                  (278)       (5,426)         (842)
      Increase (decrease) in liabilities:
         Accounts payable               (7,653)        3,722          3,283
         Accrued expenses and
            other liabilities           (1,565)       (3,684)           822
                                     ---------     ---------       --------
            Net cash provided by
               operating activities     12,782         1,060         20,383
                                     ---------     ---------       --------

Cash provided (used) by investing
   activities:
   Additions to property and equipment (10,942)      (13,103)       (11,660)
   Leased asset additions               (4,529)      (24,600)        (3,725)
   Sale of property and equipment          504            91            570
                                     ---------     ---------       --------
         Net cash used by investing
            activities                 (14,967)      (37,612)       (14,815)
                                     ---------     ---------       --------






               See accompanying notes to financial statements.


                         KASH N' KARRY FOOD STORES, INC.
                             STATEMENTS OF CASH FLOWS
                                 (CONTINUED)
                                (In Thousands)


                                     Fifty-two     Fifty-two    Fifty-three
                                    Weeks Ended   Weeks Ended   Weeks Ended
                                   July 31, 1994 August 1,1993 August 2, 1992
                                   ------------- ------------- --------------


Cash provided (used) by financing
   activities:
   Borrowings under term and
      revolving loan facilities         17,700        38,100          16,000
   Additions to obligations under
      capital leases and notes payable   5,230        14,867           3,725
   Sale of Senior Notes                    --            --           49,750
   Sale of Common Stock (net of
      Treasury Stock transactions
      and transaction costs)               --            --           27,362
   Repurchase of Reset Notes               --            --          (32,426)
   Repayments of term and revolving
      loan facilities                   (5,488)      (12,881)        (62,497)
   Repayments of other long-term
      liabilities                       (9,212)       (4,415)         (3,632)
   Financing costs                      (1,338)       (1,453)         (3,160)
                                     ---------     ---------       ---------
         Net cash provided (used)
            by financing activities      6,892        34,218          (4,878)
                                     ---------     ---------       ---------

Net increase (decrease) in cash and
   cash equivalents                      4,707        (2,334)            690
Cash and cash equivalents at
   beginning of year                     2,145         4,479           3,789
                                     ---------     ---------       ---------

Cash and cash equivalents at
   the end of year                   $   6,852     $   2,145       $   4,479
                                     =========     =========       =========














              See accompanying notes to financial statements.

                         KASH N' KARRY FOOD STORES, INC.
                          NOTES TO FINANCIAL STATEMENTS
             (Dollar Amounts In Thousands, Except Per Share Amounts)


(1)  Subsequent Event.

On September 3, 1994, the Company began to solicit acceptances of all impaired parties of a restructuring of the Company which would be implemented through the consummation of a "prepackaged" plan of reorganization under Chapter 11 of the United States Bankruptcy Code (the "Plan"). As a result of such solicitation, the voting requirements prescribed by Section 1126 of the Bankruptcy Code were satisfied, and the Company filed with the Bankruptcy Court a voluntary petition for reorganization under Chapter 11 of the Bankruptcy Code, and is seeking, as promptly as is practicable, confirmation by the Bankruptcy Court of the Plan. During the pendency of the bankruptcy case, the Company intends to operate its business in the ordinary course, and to pay all pre-petition claims of the Company's secured lenders, general unsecured creditors, trade creditors and employees in full. The Plan also provides that:

     (i) Each $1,000 principal amount of the Company's Old Senior Floating Rate Notes would be exchanged for (a) new Senior Floating Rate Notes due February 1, 2003 (the "New Senior Floating Rate Notes") in an original principal amount equal to $1,000 plus 100% of the accrued interest under the Old Senior Floating Rate Notes from and including February 3, 1994, through but not including the petition date, or, at such holder's election, (b) new 11.5% Senior Fixed Rate Notes due February 1, 2003 (the "New Senior Fixed Rate Notes") in the same original principal amount, or, at such holder's election, (c) an amount of New Senior Floating Rate Notes and an amount of New Senior Fixed Rate Notes equal, in the aggregate, to 100% of such claim.

     (ii) Each $1,000 principal amount of the Company's Old Senior Fixed Rate Notes would be exchanged for (a) New Senior Floating Rate Notes in an original principal amount equal to $1,000 plus 100% of the accrued interest under the Old Senior Fixed Rate Notes from and including February 2, 1994, through but not including the petition date, or, at such holder's election,
(b) New Senior Fixed Rate Notes in the same original principal amount, or, at such holder's election, (c) an amount of New Senior Floating Rate Notes and an amount of New Senior Fixed Rate Notes equal, in the aggregate, to 100% of such claim.

     (iii) the Old Subordinated Debentures would be exchanged for newly-issued common stock of the Company representing 85 percent of the common stock to be outstanding on the effective date of the Plan (the "Effective Date");

     (iv) Green Equity Investors, L.P., would invest $10 million cash in exchange for newly-issued common stock of the Company representing 15 percent of the common stock to be outstanding on the Effective Date; and

     (v) all of the existing preferred stock, common stock, and options and warrants to purchase common stock of the Company would be extinguished.

See also Footnote 5 - "Long-Term Debt," Footnote 6 - "Redeemable Preferred Stock," Footnote 7 - "Common Stock," Footnote 8 - "Stock Option Plans," and Footnote 10 - "Income Taxes."

                         KASH N' KARRY FOOD STORES, INC.
                          NOTES TO FINANCIAL STATEMENTS
             (Dollar Amounts In Thousands, Except Per Share Amounts)

(2)  Summary of Significant Accounting Policies

     Fiscal Year End. The Company follows a 52/53 week fiscal year ending on the Sunday nearest July 31. The fiscal year ended August 2, 1992 included 53 weeks of operations.

     Inventories. Inventories consist of merchandise held for resale and are stated at the lower of cost or market; cost is determined using average cost, which approximates the first-in, first-out (FIFO) method.

     Prepaid Expenses and Other Current Assets. Prepaid expenses and other current assets include expenditures for construction in progress expected to be financed ($9,987 at July 31, 1994 and $9,246 at August 1, 1993) and prepaid expenses to be recognized over the next twelve months.

     Depreciation, Amortization, and Maintenance and Repairs. Depreciation is provided principally using the composite method based on the estimated useful lives of the respective asset groups. Amortization of leasehold improvements is based on the estimated useful lives or the remaining lease terms, whichever is shorter. Property under capital leases consists of buildings and fixtures and equipment. Interest costs of property under development are capitalized during the development period. Capitalized amounts were $477, $804, and $355 for the fiscal years ended July 31, 1994, August 1, 1993, and August 2, 1992, respectively. The approximate annual rates used to compute depreciation and amortization are:
                                                             Rate
                                                             ----
          Buildings and improvements                           5%
          Fixtures and equipment                              10%
          Transportation equipment                            25%
          Leasehold improvements                               8%

     Maintenance and repairs are charged to expense as incurred. The Company capitalizes expenditures for renewals and betterments.

     Favorable Lease Interests. Favorable lease interests represent the present value of the excess of current market rental rates over rents that existed under the Company's operating leases of store locations as of October 12, 1988. Such costs are amortized on the straight-line method over the average life of the favorable leases, which was approximately 20 years.

     Deferred Financing Costs. Deferred financing costs represent fees and expenses related to various financing activities and are amortized on a straight-line basis over the life of the related debt and classified as interest expense.

     Excess of Cost Over Net Assets Acquired. Excess of cost over net assets acquired represents the excess of amounts paid over the fair value of net assets acquired, and is being amortized over forty years. As discussed in Footnote 1, the Company filed a voluntary petition for reorganization under Chapter 11 of the Bankruptcy Code. Management of the Company believes that,



                         KASH N' KARRY FOOD STORES, INC.
                          NOTES TO FINANCIAL STATEMENTS
             (Dollar Amounts In Thousands, Except Per Share Amounts)


based on the proposed restructuring, the excess of cost over net assets acquired has not been permanently impaired, and that an appropriate valuation of such amounts is reflected in the accompanying financial statements as of July 31, 1994 and August 1, 1993.

     Costs of Opening and Closing Stores. Preopening costs of new stores are charged to expense in the year the store opens. These costs are primarily labor to stock the store, preopening advertising, store supplies and other expendable items. When operations are discontinued and a store is closed, the remaining investment, net of realizable value, is charged against earnings, and, for leased stores, a provision is made for the remaining lease liability, net of expected sublease income.

     Store Closing and Other Costs. During the first quarter of fiscal 1994 the Company recorded a non-recurring charge of $11,016. This charge included $1,900 of costs associated with unsuccessful financing activities, $4,159 of favorable lease interests written off in connection with the closing of twelve underperforming stores, $4,000 representing an adjustment to the expected lease liability on closed stores, net of sublease income, and $957 of other store closing and related expenses.

     Income Taxes.  The Company is in a loss position for income tax
purposes, and, consequently, no income taxes have been provided.   The
Company adopted Statement of Financial Accounting Standards No. 109 ("SFAS 109") as of August 2, 1993. No cumulative effect of this change in accounting was required as of August 2, 1993 and prior years' financial statements have not been restated to apply the provisions of SFAS 109. The effect on prior years' financial statements of retroactively implementing SFAS 109 would be immaterial.

     Interest Rate Hedge Agreements. The Company enters into interest rate hedging agreements which involve the exchange of fixed and floating rate interest payments periodically over the life of such agreements without the exchange of the underlying principal amounts. The differential to be paid or received is accrued as interest rates change and is recognized over the life of the agreements as an adjustment to interest expense.

     Cash and Cash Equivalents. The Company considers all highly liquid investment instruments with a maturity of three months or less when purchased to be cash equivalents. There were no cash equivalents at July 31, 1994 or August 1, 1993.

     Cash interest paid (excluding financing costs) was $41,545, $41,675, and $39,202, for the fiscal years ended July 31, 1994, August 1, 1993, and August 2, 1992, respectively.








                         KASH N' KARRY FOOD STORES, INC.
                          NOTES TO FINANCIAL STATEMENTS
             (Dollar Amounts In Thousands, Except Per Share Amounts)



(3)  Property and Equipment

     Property and equipment is summarized as follows:   July 31,    August 1,
                                                          1994          1993
                                                        --------    ---------

          Land                                          $ 19,543     $ 18,713
          Buildings and improvements                      63,517       56,421
          Fixtures and equipment                         100,717      104,686
          Transportation equipment                         2,593        2,595
          Leasehold improvements                          28,402       25,957
          Construction in progress                         4,115        4,275
                                                        --------     --------
                                                         218,887      212,647
             Less accumulated depreciation               (70,196)    (61,831)
                                                        --------     --------
                                                         148,691      150,816
          Property under capital leases
             (less accumulated amortization
             of $11,154 and $8,032)                       11,800       14,121
                                                        --------     --------
                                                        $160,491     $164,937
                                                        ========     ========

(4)  Accrued Expenses

     Accrued expenses consist of the following:         July 31,    August 1,
                                                          1994          1993
                                                        --------    ---------

          Accrued payroll and benefits                  $  5,579     $  4,492
          Accrued interest                                15,849       15,080
          Taxes, other than income                         6,056        5,708
          Accrued insurance reserves                       4,886        5,684
          Other accrued expenses                           6,564        6,279
                                                        --------     --------
                                                        $ 38,934     $ 37,243
                                                        ========     ========












                         KASH N' KARRY FOOD STORES, INC.
                          NOTES TO FINANCIAL STATEMENTS
             (Dollar Amounts In Thousands, Except Per Share Amounts)

(5)  Long-Term Debt

     Long-term debt consists of the following:          July 31,    August 1,
                                                          1994          1993
                                                        --------    ---------
          Bank term and revolving loan facilities (a)   $ 59,629     $ 47,417
          Senior Floating Rate Notes (b)                  85,000       85,000
          Senior Fixed Rate Notes (c)                     50,000       50,000
          Subordinated Debentures (d)                    105,000      105,000
          Mortgages payable, bearing interest at rates
              from 7.50% to 10.35%, in equal monthly
              installments of $355, with maturities
              from 1999 through 2003 (e)                  34,368       34,772
          Capital lease obligations                       13,877       16,999
          Other                                           12,247       12,702
                                                        --------     --------
          Long-term debt including current portion       360,121      351,890
          Less current portion (f)                       (42,740)    (22,628)
                                                        --------     --------
          Long-term debt                                $317,381     $329,262
                                                        ========     ========

     (a) At July 31, 1994, the Bank Credit Agreement (as amended and restated) provides for borrowings of up to $17,229 under a term loan facility (with principal repayments varying from $1,463 to $4,409 per quarter until the Bank Credit Agreement terminates in April 1996), and a revolving credit facility with individual sublimits of $30,000 for working capital, $25,000 for letters of credit, and $13,700 for capital improvement loans, with a maximum of $60,000 outstanding under the revolving credit facility at any time. At July 31, 1994, the Company had $28,700 in borrowings under the working capital line, $13,700 in borrowings under the capital improvement line, and had $16,358 of letters of credit issued against the revolving credit facility. On August 1, 1994, the outstanding balance of capital improvement loans converted into a term loan amortizing to maturity in April 1996 (with principal repayments varying from $1,713 to $2,283 per quarter) and the maximum borrowings under the revolving credit facility was reduced to $50,000.

          Amounts outstanding under the Bank Credit Agreement bear interest (8.36% at July 31, 1994) equal to the bank's prime rate plus 1.0%. Prior to December 15, 1993, amounts outstanding under the Bank Credit Agreement bore interest (6.27% at August 1, 1993) equal to, at the Company's option, (1) the bank's prime rate plus 1.0%, (2) the certificate of deposit rate plus 2.25% or (3) the Eurodollar rate plus 2.0%.

     (b) The Senior Floating Rate Notes mature on August 2, 1996, and bear interest (5.88% at July 31, 1994 and August 1, 1993) payable semiannually, at a rate equal to six-month LIBOR (as defined in the Senior Floating Rate Note Indenture) plus 250 basis points. The Senior Floating Rate Notes are redeemable in whole or in part (subject to a minimum redemption of $9,000), at the option of the Company, on any interest payment date at a redemption price equal to 101% of the principal amount with accrued interest to the redemption date.

                         KASH N' KARRY FOOD STORES, INC.
                          NOTES TO FINANCIAL STATEMENTS
             (Dollar Amounts In Thousands, Except Per Share Amounts)

     (c) The Senior Fixed Rate Notes mature on February 1, 1999, and bear interest at 12.375% per annum, payable semiannually. The Senior Fixed Rate Notes will be subject to redemption, otherwise than through operation of the sinking fund, at any time on and after February 1, 1996 or from time to time thereafter, at the option of the Company, as a whole or in part, on not less than 30 nor more than 60 days notice, at the following redemption prices (expressed as percentages of the principal amount), if redeemed during the 12-month period beginning February 1, of the years indicated:

                                             Redemption
                              Year             Price
                              ----           ----------
                              1996            104.125%
                              1997            102.000%
                              1998            100.000%

and thereafter at 100% of the principal amount, together in the case of any such redemption with accrued interest to the redemption date. The Senior Fixed Rate Notes are subject to redemption on February 1, 1998 through the operation of a sinking fund, at a redemption price equal to the principal amount and accrued interest at the redemption date. The sinking fund provides for the redemption in such year of $25,000 aggregate principal amount of the Senior Fixed Rate Notes, calculated to retire 50% of the notes prior to maturity. Senior Fixed Rate Notes acquired or redeemed by the Company (other than through the operation of the sinking fund) may be credited against sinking fund requirements. The Senior Fixed Rate Notes are also subject to mandatory redemption upon a change in control of the Company (as defined in the Senior Fixed Rate Note Indenture).

     (d) The Subordinated Debentures will mature on February 1, 2001, and bear interest, payable semiannually, at the rate of 14% per annum. The Subordinated Debentures are redeemable, in whole or in part, at the option of the Company, at any time and from time to time on and after February 1, 1994 at the following redemption prices together with accrued interest to the date of redemption:
                              Year           Redemption Price
                              ----           ----------------
                              1994                106.22%
                              1995                104.67%
                              1996                103.11%
                              1997                101.56%
                              1998                100.00%

Mandatory sinking fund payments on the Subordinated Debentures, commencing February 1, 1999, are calculated to retire 50% of the original principal amount prior to maturity.

     (e) In September 1989, the Company completed a $17,000 mortgage financing of its warehouse, distribution, and office facility; in November 1989, seven fee-owned store properties were mortgaged for $13,200; and in January 1990, an additional fee-owned store property was mortgaged for $2,000. The net proceeds of these transactions were used to reduce existing bank debt. Final payments of $12,529 and $13,895 are due October 1999 and November 1999, respectively, on these mortgages.
                         KASH N' KARRY FOOD STORES, INC.
                          NOTES TO FINANCIAL STATEMENTS
             (Dollar Amounts In Thousands, Except Per Share Amounts)

     (f)  Approximate principal payments for the next five fiscal years are:

                             Senior                Capital
Year Ending    Term Loans    Notes     Mortgages   Leases    Other     Total*
- -----------    ----------   -------    ---------   -------   ------   -------
   1995         $11,504     $   --      $ 1,260     $4,114   $2,162   $19,040
   1996          19,425         --          960      4,357      949    25,691
   1997             --       85,000       1,057      2,694      752    89,503
   1998             --       25,000       1,163        734      640    27,537
   1999             --       25,000       1,282        370      540    27,192


* Does not include $28,700 outstanding under the working capital line at July 31, 1994. The revolving credit facility under the Bank Credit Agreement requires the Company to pay down its outstanding working capital borrowings for a 30 day period in each fiscal year to an average daily balance not to exceed $5,000 with all such borrowings required to be repaid prior to termination of the Bank Credit Agreement in April 1996. Therefore, the Company classifies any outstanding balance in excess of $5,000 as current portion of long-term debt. In August 1994, the outstanding balance of capital improvement loans of $13,700 converted into a term loan amortizing to maturity in April 1996, and these amounts are included as term loans in the table above.

     The Bank Credit Agreement, which is secured by a pledge of substantially all assets of the Company, requires the Company to maintain a minimum net worth and to satisfy certain other financial ratios, and provides for certain restrictions on nonstock distributions and certain other restrictions. The Senior Floating Rate Notes, the Senior Fixed Rate Notes, the Subordinated Debentures, and certain other of the Company's indebtedness also contain compliance covenants that are less restrictive than the covenants under the Bank Credit Agreement. Due to the non-recurring charges incurred during the first quarter as well as its operating performance, the Company breached several financial covenants under its Bank Credit Agreement for each of the reporting periods during the fiscal year ended July 31, 1994. The Company has received all necessary waivers from the banks through the petition date discussed in Note 1. Additionally, the Company has not paid $2,511, $3,094, and $7,350 in interest due on the Senior Floating Rate Notes, the Senior Fixed Rate Notes, and the Subordinated Debentures, respectively. These amounts have been accrued on the accompanying financial statements, and as provided in the plan of reorganization discussed in Footnote 1, all interest on the Senior Floating Rate Notes and the Senior Fixed Rate Notes which is accrued and unpaid as of the date the Company filed its voluntary petition with the Bankruptcy Court shall be capitalized into New Senior Floating Rate Notes or New Senior Fixed Rate Notes and all interest which is accrued and unpaid on the Subordinated Debentures will be converted into equity. Given the automatic stay provisions of the Chapter 11 filing discussed in Note 1 the creditors discussed above are not able to declare these obligations in default and currently due. Therefore, certain portions of these obligations have been classified as long-term debt in the July 31, 1994 balance sheet.




                         KASH N' KARRY FOOD STORES, INC.
                          NOTES TO FINANCIAL STATEMENTS
             (Dollar Amounts In Thousands, Except Per Share Amounts)

     The Company has entered into a series of interest rate hedging transactions to reduce its exposure to fluctuations in short-term interest rates on the majority of its floating rate indebtedness. Financial Accounting Standards Board Statement of Financial Accounting Standards No. 107 (SFAS 107), "Disclosures about Fair Value of Financial Instruments", requires disclosure of estimated fair values of financial instruments, whether recognized or not in the balance sheets, for which it is practical to estimate such value. In calculating the fair value of each material class of financial instrument, the value is estimated by the Company to be the current carrying value adjusted to estimate the cost to liquidate the financial instruments. The Company does not intend to dispose of a significant portion of its financial instruments and thus any aggregate unrealized gains and losses should not be interpreted as a forecast of future earnings or cash flows. The Company estimates the cost to liquidate its interest rate hedging agreements to be approximately $2,600 at July 31, 1994. Carrying value is considered a reasonable estimate of the fair value of the remainder of the Company's financial instruments. Fair value estimates do not include the value of nonfinancial instruments, such as fixed assets, the value of customer relationships and various other factors. As a result, these fair values are not comprehensive and, therefore, do not reflect the underlying value of the Company.

(6)  Redeemable Preferred Stock

     The Series B Preferred Stock shareholders are entitled to receive, when, as, and if declared by the Board of Directors of the Company, cash dividends at the rate of 12% per annum on the face amount per share, and such dividends shall be cumulative and shall accrue whether or not earned or declared from the date of issue or from the most recent preceding dividend payment date through which dividends have been paid, as the case may be. Cumulative undeclared dividends are $2,562 from October 12, 1988 through July 31, 1994. Shares of Series B Preferred Stock are not entitled to any voting rights with respect to matters voted on by stockholders of the Company, except as otherwise required by Delaware law.

     The Series C Preferred Stock ranks junior to all classes and series of stock of the Company other than Common Stock. The holders of Common Stock and Series C Preferred Stock are entitled to share equally in such dividends (other than dividends in Common Stock) as may be declared by the Board of Directors and paid by the Company out of funds legally available therefor. Upon the voluntary or involuntary liquidation, dissolution or winding up of the Company, the holders of shares of Series C Preferred Stock shall be entitled, before any payment is made in respect of the Common Stock, to be paid a liquidation preference in cash equal to $4.00 per share. After payment of the liquidation preference to the holders of the Series C Preferred Stock, the holders of shares of Common Stock then outstanding shall be entitled to be paid an amount in cash equal to $4.00 per share, following which each outstanding share of Series C Preferred Stock and Common Stock shall share in the distribution of the remaining assets of the Company, each share of Series C Preferred Stock being entitled to the amount it would have received had it been converted to Common Stock immediately prior to such distribution. Except


                         KASH N' KARRY FOOD STORES, INC.
                          NOTES TO FINANCIAL STATEMENTS
             (Dollar Amounts In Thousands, Except Per Share Amounts)

as otherwise provided by Delaware law, holders of Series C Preferred Stock have no right to vote for the election of directors or on any other matters that may be submitted to a vote of the Company's stockholders except in the case of a proposal to merge or consolidate the Company with or into another entity, to sell, lease or exchange all or substantially all of the assets of the Company as an entirety, to dissolve or liquidate the Company or to adopt a plan to do any of the foregoing. In any such event, holders of shares of Series C Preferred Stock shall be entitled to one vote per share and shall vote together as a class with the Common Stock and not as a separate class.

     The payment of cash dividends by the Company is prohibited by the terms of the Bank Credit Agreement and restricted by the Indentures relating to the Company's Senior Floating Rate Notes, Senior Fixed Rate Notes and
Subordinated Debentures.

     The Company has certain mandatory redemption requirements applicable to the Series B Preferred Stock, and certain repurchase obligations on the Series B Preferred Stock and Series C Preferred Stock, provided that such redemption or repurchase does not, among other things, violate any terms of an existing or future financing agreement. The Company's current Bank Credit Agreement and its current Indentures prohibit or significantly restrict the redemption or repurchase by the Company of any shares of its capital stock. However, due to these redemption requirements, preferred stock has been excluded from the stockholders' deficit section of the accompanying balance sheets. If or when such redemption or repurchase is allowed to occur, the Company, at its option, may consummate the transaction in the form of cash or by issuing subordinated notes.

(7)  Common Stock

     In November 1991, Green Equity Investors, L.P. ("GEI"), an investment fund managed by Leonard Green & Partners, L.P. ("LGP"), purchased 1,716,967 newly issued shares of the Company's Common Stock, or approximately 55.4% on a fully-diluted basis, for $27,700 in cash and The Fulcrum III Limited Partnership and The Second Fulcrum III Limited Partnership (collectively, the "Fulcrum Partnerships"), investment funds managed by Gibbons, Goodwin, van Amerongen ("GGvA"), collectively purchased 142,564 newly issued shares of the Company's Common Stock, or approximately 4.5% on a fully-diluted basis, for $2,300 in cash. Contemporaneously, a majority of the holders of the Company's Series A Preferred Stock voted to amend the Company's Certificate of Incorporation to reclassify each share of Series A Preferred Stock and all cumulative and unpaid dividends thereon into one-tenth (1/10) of a share of Common Stock. As a result of the reclassification, all shares of Series A Preferred Stock, together with all cumulative and unpaid dividends thereon, were converted into an aggregate of 40,000 shares of Common Stock, representing 1.3% of the Common Stock, on a fully-diluted basis. In addition, the Fulcrum Partnerships exchanged shares of the Company's Series
B Preferred Stock, and all cumulative and unpaid dividends thereon, and Series C Preferred Stock for Common Stock. As a result, cumulative undeclared dividends as of the date of these transactions were reduced from $16,648 to $1,304.



                         KASH N' KARRY FOOD STORES, INC.
                          NOTES TO FINANCIAL STATEMENTS
             (Dollar Amounts In Thousands, Except Per Share Amounts)


     In February 1994, GEI loaned the Company $2,000 in cash in exchange for warrants to purchase 63,235 shares of Common Stock. At the time of this transaction, the warrant was deemed to have nominal value, and therefore no adjustment was made to equity in the accompanying financial statements.
(8)  Stock Option Plans

     Certain key employees, including all executive officers, are eligible to receive nonqualified stock options to purchase Common Stock under the Restated 1988 Management Stock Option Plan (the "1988 Option Plan") and/or the 1991 Management Stock Option Plan (the "1991 Option Plan" and, together with the 1988 Option Plan, the "Option Plans"). Options granted under the 1988 Option Plan have an exercise price of the greater of 85% of fair market value at the date of grant or $10 per share and options granted under the 1991 Option Plan have an exercise price of (a) $16.13 per share for options granted within 30 days of the approval of the 1991 Option Plan by the stockholders of the Company and (b) thereafter at 100% of the fair market value at the date of grant. The 1988 Option Plan terminates at the end of the Company's 1995 fiscal year and the 1991 Option Plan terminates on November 26, 2001. A three-person committee of the Board of Directors (the "Option Committee"), which includes one officer of the Company, administers both Option Plans. The Option Committee designates the class of employees eligible to participate in the Option Plans and, during each fiscal year of the Option Plans, designates eligible employees who will be granted options and the number of shares subject to such options. Members of the Option Committee are eligible to receive options.

     The Option Plans provide for tenure-vesting based upon a participant's employment with the Company and, in addition, the 1988 Option Plan provides for performance-vesting based on the Company meeting certain earnings targets. Once exercised, the transfer of the shares subject to the options will be restricted pursuant to the terms of a Restricted Stock Agreement to be entered into among the Company and each holder.

     A summary of changes in the Option Plans for the fiscal years ended July 31, 1994, August 1, 1993, and August 2, 1992, are presented below:

                                           1988 Option Plan
                                               Fiscal Year
                                               -----------
                                    1994          1993           1992
                                    ----          ----           ----
Stock options outstanding
  at beginning of year             27,147        27,976         28,924
Granted                               --            --             --
Exercised                             --            --             --
Forfeited                           1,136           829            948






                         KASH N' KARRY FOOD STORES, INC.
                          NOTES TO FINANCIAL STATEMENTS
             (Dollar Amounts In Thousands, Except Per Share Amounts)



Outstanding at end
  of year                          26,011        27,147         27,976

Exercisable at end
  of year                          25,061        18,255         15,972

Average option price
  per share                        $11.45        $11.54         $11.50

Reserved for future
  grant                               --            --             --

                                           1991 Option Plan
                                               Fiscal Year
                                               -----------
                                    1994          1993          1992
                                    ----          ----          ----

Stock options outstanding
  at beginning of year             118,597       110,722          --
Granted                                --          8,875       110,722
Exercised                              --           --            --
Forfeited                            1,000         1,000          --

Outstanding at
  end of year                      117,597       118,597       110,722

Exercisable at
  end of year                          --           --            --

Average option price
  per share                         $16.16        $16.16        $16.13

Reserved for future
  grant                              1,000         1,000         8,875



     For the 1988 Option Plan, compensation expense is determined based on the difference between the fair market value (as determined by the Option Committee) and exercise price upon performance-vesting, such compensation expense to be recognized over the tenure-vesting period on a pro rata basis.

     For the 1991 Option Plan, options are granted at the fair market value of Common Stock (as determined by the Option Committee) at the date of grant and therefore no compensation expense will be recorded.






                         KASH N' KARRY FOOD STORES, INC.
                          NOTES TO FINANCIAL STATEMENTS
             (Dollar Amounts In Thousands, Except Per Share Amounts)


(9)  Leases

     The Company leases certain stores, other facilities and equipment under leases that are not cancelable. Such leases generally contain renewal options exercisable at the Company's option. In addition to minimum rental payments, certain leases provide for payments of taxes, maintenance and percentage rentals based upon sales in excess of stipulated amounts. The future minimum payments under leases that are not cancelable, as of July 31, 1994, are:

                                                       Operating      Capital
       Year Ending in                                    leases       leases
       --------------                                  ---------     --------
            1995                                       $ 23,200      $ 5,430
            1996                                         22,900        5,238
            1997                                         21,800        3,163
            1998                                         20,600        1,030
            1999                                         20,400          965
          Thereafter                                    212,400        2,329
                                                       --------      --------
       Total minimum lease payments                    $321,300       18,155
                                                       ========
     Less portion representing interest                               (4,278)
     Present value of net minimum lease payments at                  --------
         July 31, 1994                                               $13,877
                                                                     ========
      Total rent expense was $26,642, $25,475, and $24,059 for the fiscal years ended July 31, 1994, August 1, 1993, and August 2, 1992, respectively. Included in total rent expense are percentage rents totaling $241, $446, and $534, for 1994, 1993, and 1992, respectively.


(10) Income Taxes

     The Company has reported a pretax loss for all fiscal years since October 12, 1988, and, consequently, no income tax expense has been reported. Financial Accounting Standards Board Statement 109 (SFAS 109) was adopted by the Company as of August 2, 1993. There was no cumulative effect of this change in accounting for income taxes determined as of August 2, 1993. Prior years' financial statements have not been restated to apply the provisions of SFAS 109. The effect on prior years' financial statements of retroactively implementing SFAS 109 would be immaterial.

     The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities as of July 31, 1994 are presented as follows:






                         KASH N' KARRY FOOD STORES, INC.
                          NOTES TO FINANCIAL STATEMENTS
             (Dollar Amounts In Thousands, Except Per Share Amounts)

     Deferred tax assets:
        Inventory, principally due to reserves and
           additional costs inventoried for tax purposes
           pursuant to the Tax Reform Act of 1986          $    900
        Insurance and other reserves                          8,100
        Net operating loss carryforward                      35,000
        General business credit carryforward                  1,600
        Charitable contributions carryforward                 3,200
        Other, net                                            1,800
                                                           --------
                 Total gross deferred tax assets             50,600
           Less valuation allowance                         (50,600)
                                                           --------
              Net deferred tax assets                      $    --
                                                           ========

     Upon adoption of SFAS 109, effective August 2, 1993, the Company determined a valuation allowance requirement in the amount of $36,200. The valuation allowance as of July 31, 1994 has been determined to be $50,600, resulting in a change in the valuation allowance in the amount of $14,400.

     The Company has net operating loss ("NOL") carryforwards for federal income tax purposes of $93,000 which are available to offset future taxable income, if any, through the year 2009. The Company has general business credit carryforwards of $1,600 which are also available to reduce future federal income taxes, if any, through the year 2009. The Company anticipates that, in connection with the restructuring discussed in Footnote 1, it will undergo an ownership change pursuant to Internal Revenue Code Section 382 that will result in an annual limitation on the amount of the NOL and general business credit carryforwards that the Company may utilize to offset future federal taxable income. In addition, should the Company fail to emerge from bankruptcy by December 31, 1994, its NOL and general business credit carryforwards will be eliminated to the extent of any income realized from the cancellation of debt by the Company.

(11) Supplementary Statements of Operations Information

     Supplementary Statements of Operations information is as follows:

                                 Fifty-two      Fifty-two      Fifty-three
                                Weeks Ended    Weeks Ended     Weeks Ended
                               July 31, 1994  August 1, 1993  August 2, 1992
                              --------------  --------------  --------------
     Amortization of:
         Lease interests           $ 6,037        $ 2,576        $ 1,293
         Deferred financing costs    2,950          2,850          2,932
         Goodwill                    2,831          2,832          2,886
                                   -------        -------        -------
         Total amortization of
             intangible assets     $11,818        $ 8,258        $ 7,111
                                   =======        =======        =======

     Advertising costs             $14,099        $13,530        $12,428
                                   =======        =======        =======
                         KASH N' KARRY FOOD STORES, INC.
                          NOTES TO FINANCIAL STATEMENTS
             (Dollar Amounts In Thousands, Except Per Share Amounts)


(12)  Employee Benefit Plans

     Kash n' Karry Retirement Estates ("KKRE"), a trusteed defined contribution retirement plan, was authorized by the Company's Board of Directors in 1988. KKRE is a tax savings/profit sharing plan maintained primarily for the purpose of providing retirement income for eligible employees of the Company. KKRE is qualified under Section 401(a) and Section 401(k) of the Internal Revenue Code of 1986. Generally, all employees who have attained the age of 21 years and complete one year of participation service (as defined under KKRE) are eligible to participate in KKRE. Participants may, subject to certain federal limitations, elect to defer an amount not to exceed 15% of their base compensation and have such amount contributed to KKRE. The Company may match all or a portion of the participant's deferred compensation, but the amount of the matching contribution may not exceed 3% of such participant's compensation.
Additional non-matching contributions may be made to KKRE by the Company in such amount as determined by the Company's Board of Directors based on the Company's operating performance. Funds that participants elect to defer are invested, at the participant's option, into various investment accounts. The vested percentage of the amounts allocated to a participant's account will be payable to the participant upon such participant's death, disability, retirement, or other separation of service from the Company. Plan expenses were $573, $573, and $461, for the fiscal years ended July 31, 1994, August 1, 1993, and August 2, 1992, respectively.

     Kash n' Karry Executive Supplemental Retirement Plan ("KESP"), a non-qualified, unfunded salary deferral plan, was authorized by the Company's Board of Directors in November 1989. Certain Key Employees (as defined under
KESP) of the Company as selected by its Board of Directors participate in KESP. Currently, nineteen Key Employees participate in KESP. Prior to the beginning of each plan year, a participant may elect to defer an amount not to exceed 15% of such participant's annual base compensation (as defined under KESP). The Company will match a certain portion of the amount deferred by the participant, but the amount of the match may not exceed 6% of such participant's annual base compensation. The Company will record income to the participant's account at an annual rate (11% for the 1994, 1993 and 1992 plan years) as determined by the Company's Board of Directors, but the rate of such income shall not be less than 8% per annum.

     The vested percentage of the amounts recorded in the participant's account will be paid to the participant upon the earlier of: (i) such participant's death, disability, retirement, or other separation of service from the Company; (ii) the date the plan is terminated; or (iii) the date that a change in control occurs (as defined under KESP). Expense for this plan was $135, $149, and $172, for the fiscal years ended July 31, 1994, August 1, 1993, and August 2, 1992, respectively.







                         KASH N' KARRY FOOD STORES, INC.
                          NOTES TO FINANCIAL STATEMENTS
             (Dollar Amounts In Thousands, Except Per Share Amounts)


(13) Commitments and Contingencies

     The Company had letters of credit outstanding totaling $16,358 and $19,118 at July 31, 1994 and August 1, 1993, respectively, which amounts have been reflected as reductions of the available revolving loan facility as of those dates. These letters of credit primarily guarantee various insurance and financing activities.

(14) Related Party Transactions

     Leonard Green & Partners ("LGP"), the sole general partner of Green Equity Investors, L.P., which owns approximately 55.4% of the Company's Common Stock on a fully-diluted basis, received a closing fee on November 26, 1991 as compensation in connection with its equity investment in the Company and was also reimbursed for its out-of-pocket expenses. In addition, as consideration for the provision of ongoing financial advisory services, the Company agreed to pay LGP an annual fee plus related out-of-pocket expenses. Three of the Company's Directors are general partners of LGP. The Company has made $143, $598 and $489 in such payments for the fiscal years ended July 31, 1994, August 1, 1993 and August 2, 1992, respectively.

     Gibbons, Goodwin, van Amerongen ("GGvA"), the sole general partner of The Fulcrum III and The Second Fulcrum III Limited Partnerships, which combined own approximately 30.7% of the Company's Common Stock on a fully-diluted basis, received a closing fee on November 26, 1991 as compensation in connection with its equity investment in the Company and was also reimbursed for its out-of-pocket expenses. In addition, GGvA receives, as consideration for the provision of ongoing financial advisory services, an annual fee plus related out-of-pocket expenses. One of the Company's Directors is a general partner of GGvA. The Company made total payments to GGvA for on-going services of $42, $235, and $262, for the fiscal years ended July 31, 1994, August 1, 1993, and August 2, 1992, respectively.





















                         KASH N' KARRY FOOD STORES, INC.
                         PRO FORMA FINANCIAL INFORMATION

     The following unaudited pro forma financial statements have been prepared using the principles of "fresh-start" accounting pursuant to the American Institute of Certified Public Accountants Statement of Position No. 90-7, entitled "Financial Reporting by Entities in Reorganization Under the Bankruptcy Code" ("SOS No. 90-7"). The unaudited pro forma statements of operations of the Company for the fiscal year ended July 31, 1994 and for the 22-week period ended January 1, 1995, respectively, give effect to the Restructuring as if it had occurred on August 2, 1993. The pro forma data are not necessarily indicative of the financial position or results of operations that would have been reported had the Restructuring occurred on the dates referred to, nor are they necessarily indicative of the financial position or results of operations to be expected in the future. Neither KPMG Peat Marwick LLP, the Company's previous independent auditors, nor Coopers & Lybrand, L.L.P., the Company's current independent auditors, have examined, reviewed or compiled the pro forma information and, consequently, do not express an opinion or any other form of assurance or other association with respect thereto.

     The pro forma data should be read together with the other information contained herein under the headings "Selected Financial Data," and "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the financial statements of the Company and the notes thereto.
































                          KASH N' KARRY FOOD STORES, INC.
                    UNAUDITED PRO FORMA STATEMENT OF OPERATIONS

                         Fifty-Two Weeks Ended July 31, 1994
                 (In Thousands, Except Share and Per Share Amounts)


                                         July 31,     Pro Forma     Pro Forma
                                           1994      Adjustments  Reorganized
                                        ----------   -----------  -----------

Sales                                   $1,065,165   $             $1,065,165
Cost of sales                              845,597                    845,597
                                        ----------   ---------     ----------
  Gross profit                             219,568                    219,568
Selling, general and
    administrative expenses                176,945                    176,945
Depreciation and amortization               24,112     (2,832)(a)      26,406
                                                        5,126 (b)
Store closing and other costs               11,016                     11,016
                                        ----------   ---------     ----------
  Operating income                           7,495                      5,201
Interest expense, net                       45,390    (14,700)(c)      34,386
                                                      (11,289)(d)
                                                       16,000 (e)
                                                       (2,423)(f)
                                                        1,408 (g)
                                        ----------   ---------     ----------
  Loss before income taxes                 (37,895)                  (29,185)
Income taxes                                   --                         --
                                        ----------   ---------     ----------
  Net loss                                 (37,895)                  (29,185)
Undeclared dividends on preferred stock       (464)       464 (h)         --
                                        ----------                 ----------
  Net loss attributable to common stock $  (38,359)                $ (29,185)
                                        ==========                 ==========
  Pro forma loss per common share                                  $   (9.41)
                                                                   ==========
  Weighted average common shares outstanding                        3,099,973
                                                                   ==========

















                             KASH N' KARRY FOOD STORES, INC.
                      UNAUDITED PRO FORMA STATEMENT OF OPERATIONS

                        Twenty-Two Weeks Ended January 1, 1995
                   (In Thousands, Except Share and Per Share Amounts)


                                        January 1     Pro Forma     Pro Forma
                                           1995      Adjustments  Reorganized
                                        ----------   -----------  -----------

Sales                                    $426,681    $             $426,681
Cost of sales                             340,802                   340,802
                                        ----------   ---------     --------
  Gross profit                             85,879                    85,879
Selling, general and
    administrative expenses                68,819                    68,819
Depreciation and amortization              10,234      (1,198)(a)    11,205
                                                        2,169 (b)
                                        ----------   ---------     ----------
  Operating income                          6,826                      5,855
Interest expense, net                      13,719      (6,219)(c)      9,064
                                                       (4,776)(d)
                                                        6,769 (e)
                                                       (1,025)(f)
                                                          596 (g)
                                        ----------   ---------     ----------
Income (loss) before reorganization
    items, income taxes, extraordinary
    item and change in accounting
    principle                              (6,893)                   (3,209)

Reorganization items                         (219)        219 (i)       --
                                        ----------   ---------     --------
Income (loss) before income taxes,
    extraordinary item and change
    in accounting principle                (7,112)                   (3,209)

Provision for income taxes                    --                        --
                                        ----------   ---------     ----------
Income (loss) before extraordinary
    item and change in accounting
    principle                              (7,112)                   (3,209)

Extraordinary item - gain on
    debt discharge                         70,166     (70,166)(i)       --

Cumulative effect of change in
    accounting principle -
    postretirement medical benefits        (2,000)      2,000 (i)       --
                                        ----------   ---------     --------

Net income (loss)                         $61,054                   $(3,209)
                                        ==========                 ==========
Pro forma loss per common share                                     $ (1.04)
                                                                   ==========
Weighted average common shares outstanding                          3,099,973
                                                                   ==========
                          KASH N' KARRY FOOD STORES, INC.
               NOTES TO UNAUDITED PRO FORMA STATEMENT OF OPERATIONS
                          (Dollar Amounts In Thousands)

     The following notes set forth an explanation of the assumptions used in preparing the unaudited pro forma Statement of Operations. The pro forma adjustments are based on management's best estimates using information currently available.

     The pro forma Statement of Operations has been prepared based on the post-restructuring capital structure of the Company, which was 3,099,973 shares of $.01 common stock with an approximate market value of $15 per share. Market value is based on a multiple of projected operating cash flow (which is the methodology most often used to value grocery businesses) less the long-term debt of the Company, and was the approximate trading value of the shares when they began trading publicly subsequent to December 29, 1994.

(a) To reflect the elimination of amortization on previously capitalized excess of cost over fair value of net assets acquired.

(b) To reflect the amortization of reorganizational value in excess of amounts allocated to net assets totaling $102,521 over 20 years.

(c) To reflect the elimination of interest expense occurred at 14% on the $105,000 Old Subordinated Debentures.

(d) To reflect the elimination of interest expense on the Old Senior Fixed Rate Notes and Old Senior Floating Rate Notes.

(e) To reflect interest expense on New Senior Fixed Rate Notes of $121,162 at 11.5% and on New Senior Floating Rate Notes of $22,953 at 9.0%.

(f) To reflect the elimination of amortization on deferred transaction costs related to the Old Credit Agreement and the $105,000 Old Subordinated Debentures and the Old Senior Floating Rate Notes and Old Senior Fixed Rate Notes.

(g) To reflect the amortization of transaction costs related to the New Bank Credit Agreement.

(h)  To reflect the elimination of undeclared dividends on Old Equity
     Interests.

(i) To eliminate the effect of the application of fresh-start accounting in connection with the Restructuring.

No dealer, salesperson or any other
person has been authorized to give
any information or to make any
representations in connection with
this offering other than those
contained in this Prospectus, and,
if given or made, such information
or representations must not be
relied upon as having been so                         [Logo]
authorized.  This Prospectus does
not constitute an offer to sell or
a solicitation of an offer to
buy by anyone in any jurisdiction
in which such offer or solicitation                KASH N' KARRY
is not authorized or in which such                FOOD STORES, INC.
person making such offer or solicitation
is not qualified to do so or to any
person to whom it is unlawful to
make such offer or solicitation.
Neither the delivery of this
Prospectus nor any sale hereunder
shall, under any circumstances,
create any implication that there
has been no change in the affairs
of the Company since the date
hereof or that the information
contained herein is correct as of
any time subsequent to its date.
                                                   Common Stock
        TABLE OF CONTENTS
                                     Page
Available Information. . . .
Prospectus Summary . . . . .
Risk Factors . . . . . . . .
The Company. . . . . . . . .
The Restructuring. . . . . .
Market Price and Dividend Policy
Capitalization . . . . . . .
Selected Financial Information
Management's Discussion and Analysis               PROSPECTUS
  of Financial Condition and
  Results of Operations . . .
Business . . . . . . . . . .
Management . . . . . . . . .
Certain Relationships and
  Related Transactions . . .
Principal Stockholders . . .
Description of Capital Stock
Selling Stockholders . . . .
Plan of Distribution . . . .
Legal Matters. . . . . . . .
Experts. . . . . . . . . . .
Index to Financial Statements        F-1
                                                      ________________, 1995

                             PART II

             INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.  Other Expenses of Issuance and Distribution

     The following table sets forth the fees and expenses payable in connection with the sale of the Common Stock being registered. The Company will pay all such fees and expenses. All amounts are estimates except for the registration fee.

SEC Registration Fee . . . . . . . .     $20,577.41

Blue Sky fees and expenses . . . . .       *

Accounting fees and expenses . . . .       *

Legal fees and expenses  . . . . . .       *

Transfer agent fees and expenses . .       *

Printing and engraving fees and expenses   *

Miscellaneous fees and expenses  . .       *

     Total        . . . . . . . . . . .    *

*    To be completed by amendment.



Item 14.  Indemnification of Directors and Officers

     Section 145 of the Delaware General Corporation Law ("DGCL") permits a Delaware corporation to indemnify any person who is or was a director, officer, employee and agent of the corporation, or who is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation or enterprise, against actual and reasonable expenses (including attorneys' fees) incurred by such person in connection with any action, suit or proceeding if (i) he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and (ii) in the case of a criminal proceeding, he had no reasonable cause to believe his conduct was unlawful. Except as ordered by a court, no indemnification shall be made in connection with any proceeding brought by or in the right of the Company where the person involved is adjudged to be liable to the Company.

     Article XV of the Bylaws of the Company provides for indemnification of the officers and directors of the Company to the full extent permitted by law, as now in effect or later amended.




     The Company has entered into indemnity agreements with each of its directors and executive officers. The indemnity agreements generally indemnify such persons against liabilities arising out of their service in their capacities as directors, officers, employees or agents of the Company. The Company may from time to time enter into indemnity agreements with additional individuals who become officers and/or directors of the Company.

     Section 145 of the DGCL further authorizes a corporation to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation or enterprise, against any liability asserted against him and incurred by him in any such capacity, or arising out of his status as such, whether or not the corporation would otherwise have the power to indemnify him under Section 145. The Company maintains policies insuring the Company's directors and executive officers against certain liabilities for actions taken in such capacities, including liabilities under the Securities Act.

     Article Seventh of the Company's Restated Certificate of Incorporation limits under certain circumstances the liability of the Company's directors for a breach of their fiduciary duty as directors. These provisions do not eliminate the liability of a director (i) for a breach of the director's duty of loyalty to the Company or its shareholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the DGCL (relating to the declaration of dividends and purchase or redemption of shares in violation of the DGCL), or
(iv) for any transaction from which the director derived an improper personal benefit.

     At present, there is no pending litigation or proceeding involving a director or officer of the Company as to which indemnification is being sought nor is the Company aware of any threatened litigation that may result in claims for indemnification by any officer, director or employee of the Company.


Item 15.  Recent Sales of Unregistered Securities

     On November 9, 1994, the Company filed with the United States Bankruptcy Court for the District of Delaware a "prepackaged" plan of reorganization (the "Prepackaged Plan") pursuant to Chapter 11 of the U.S. Bankruptcy Code. The Prepackaged Plan was confirmed by the Bankruptcy Court on December 12, 1994. Pursuant to the Prepackaged Plan, on December 29, 1994 the Company issued 2,634,973 shares of Common Stock to the holders of its $105.0 million 14% Subordinated Debentures due February 1, 2001 (the "Old Subordinated Debentures"), in exchange for the Old Subordinated Debentures, and issued 465,000 shares of its Common Stock to Green Equity Investors, L.P., its former majority shareholder, in consideration for the sum of $10.0 million. In addition, holders of the Company's $85.0 million Senior Floating Rate Notes due August 2, 1996 and its $50.0 million 12 3/8% Senior Fixed Rate Notes due February 1, 1999, exchanged such notes for $23.0 million aggregate principal amount of new Senior Floating Rate Notes due February 1, 2003 and $121.1 million aggregate principal amount of new 11.5% Senior Fixed Rate Notes due February 1, 2003 (collectively, the "New Senior Notes").

     The Common Stock and New Senior Notes issued pursuant to the Prepackaged Plan were issued in reliance upon Section 1145(a) of the U.S. Bankruptcy Code under an order confirming the Company's Prepackaged Plan. This section provides an independent exemption from the registration requirement for the offer and sale of securities of a debtor issued under a plan of reorganization. The requirements for relying upon the exemption under
Section 1145(a) of the Bankruptcy Code -- i.e., (i) issuance of securities under a plan of reorganization; (ii) issuance of securities by the debtor; and (iii) issuance of securities in exchange or principally in exchange for claims or interests -- have been satisfied and the Prepackaged Plan was confirmed by the Bankruptcy Court.


Item 16.  Exhibits and Financial Statement Schedules

     (a)  The following exhibits are filed as part of this Registration
Statement:

Exhibit No.                   Description

2 First Amended Plan of Reorganization filed by the Company with the United States Bankruptcy Court of the District of Delaware on November 9, 1994, as amended by notices of technical modifications thereto filed on November 9, 1994, and December 12, 1994 (previously filed as Exhibit 2 to the Company's Quarterly Report on Form 10-Q for the period ended October 30, 1994, which exhibit is hereby incorporated by reference).

3(i)(a) Restated Certificate of Incorporation filed with the Delaware Secretary of State on December 29, 1994 (previously filed as
          Exhibit 3(i) to the Company's Quarterly Report on Form 10-Q for the period ended January 29, 1995, which exhibit is hereby incorporated by reference).

3(i)(b) Certificate of Designations of Series A Junior Participating Preferred Stock filed with the Secretary of State of the State of Delaware on April 26, 1995 (previously filed as Exhibit 3(i)(b) to the Company's Registration Statement on Form S-1, Registration No. 33-58999, which exhibit is hereby incorporated by reference).


3(ii)(a) Bylaws adopted October 12, 1988 (previously filed as Exhibit 3(ii)(a) to the Company's Quarterly Report on Form 10-Q for the period ended January 29, 1995, which exhibit is hereby incorporated by reference).

3(ii)(b) First Amendment to Bylaws adopted July 30, 1991 (previously filed as Exhibit 3(ii)(b) to the Company's Quarterly Report on Form 10-Q for the period ended January 29, 1995, which exhibit is hereby incorporated by reference).







3(ii)(c) Second Amendment to Bylaws adopted December 29, 1994 (previously filed as Exhibit 3(ii)(c) to the Company's Quarterly Report on Form 10-Q for the period ended January 29, 1995, which exhibit is hereby incorporated by reference).

3(ii)(d) Third Amendment to Bylaws adopted April 13, 1995 (previously filed as Exhibit 3(ii)(d) to the Company's Quarterly Report on Form 10-Q for the period ended April 30, 1995, which exhibit is hereby incorporated by reference).

4.1 Indenture dated as of December 29, 1994, between the Company and Shawmut Bank Connecticut, N.A., as Trustee, relating to 11.5% Senior Fixed Rate Notes due 2003 (previously filed as Exhibit 4.1 to the Company's Quarterly Report on Form 10-Q for the period ended January 29, 1995, which exhibit is hereby incorporated by reference).

4.2 Indenture dated as of December 29, 1994, between the Company and IBJ Schroder Bank & Trust Company, as Trustee, relating to Senior Floating Notes due 2003 (previously filed as Exhibit 4.2 to the Company's Quarterly Report on Form 10-Q for the period ended January 29, 1995, which exhibit is hereby incorporated by reference).

4.3(a) Rights Agreement dated as of April 13, 1995 between the Company and Shawmut Bank Connecticut, N.A., as Rights Agent (previously filed as Exhibit 1 to the Company's Current Report on Form 8-K dated April 13, 1995, which exhibit is hereby incorporated by reference).


4.3(b) First Amendment to Rights Agreement dated as of June 13, 1995 (previously filed as Exhibit 4.3(b) to the Company's Quarterly Report on Form 10-Q for the period ended April 30, 1995, which exhibit is hereby incorporated by reference).

4.4 Specimen form of Common Stock certificate (previously filed as Exhibit 4.4 to the Company's Registration Statement on Form S-1, Registration No. 33-58999, which exhibit is hereby incorporated by reference).

5 Opinion of Milbank, Tweed, Hadley & McCloy re: legality (to be filed by amendment).

10.1 Credit Agreement dated as of December 29, 1994, among the Company, certain lenders, The CIT Group/Business Credit, Inc., as administrative agent, and Bank of America National Trust and Savings Association, as co-agent (previously filed as Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q for the period ended January 29, 1995, which exhibit is hereby incorporated by reference).

10.2 Mortgage, Fixture Filing, Security Agreement and Assignment of Rents between the Company, as mortgagor, and Sun Life Insurance Co. of America, as




          mortgagee, dated as of September 7, 1989 (previously filed as Exhibit 28.1(a) to the Company's Quarterly Report on Form 10-Q for the period ended October 29, 1989, which exhibit is hereby incorporated by reference).

10.3 Mortgage between the Company, as mortgagor, and Ausa Life Insurance Company, as mortgagee, dated as of November 21, 1989 (previously filed as Exhibit 28.2(a) to the Company's Quarterly Report on Form 10-Q for the period ended October 29, 1989, which exhibit is hereby incorporated by reference).

10.4 Trademark License Agreement dated as of October 12, 1988 between the Company and Lucky Stores, Inc. (previously filed as Exhibit
          10.11 to the Company's Registration Statement on Form S-1, Registration No. 33-25621, which exhibit is hereby incorporated by reference).

10.5(a) Services Agreement dated as of March 1, 1995 between the Company and GSI Outsourcing Corporation (previously filed as Exhibit 10.5(a) to the Company's Registration Statement on Form S-1, Registration No. 33-58999, which exhibit is hereby incorporated by reference).

10.5(b) First Amendment to Services Agreement between the Company and GSI Outsourcing Corporation (previously filed as Exhibit 10.5(b) to the Company's Registration Statement on Form S-1, Registration No. 33-58999, which exhibit is hereby incorporated by reference).


10.6 Form of Indemnity Agreement between the Company and its directors and certain of its officers (previously filed as Exhibit 10.3 to the Company's Registration Statement on Form S-1, Registration No. 33-25621, which exhibit is hereby incorporated by reference).

10.7(a) 1995 Non-Employee Director Stock Option Plan adopted on March 9, 1995 (previously filed as Exhibit 10.7(a) to the Company's Registration Statement on Form S-1, Registration No. 33-58999, which exhibit is hereby incorporated by reference).

10.7(b) Form of Non-Qualified Stock Option Agreement entered into between the Company and certain directors, as optionees, pursuant to the 1995 Non-Employee Director Stock Option Plan (previously filed as
          Exhibit 10.7(b) to the Company's Registration Statement on Form S-1, Registration No. 33-58999, which exhibit is hereby incorporated by reference).

10.8 Non-Qualified Stock Option Agreement dated as of January 17, 1995, between the Company and Green Equity Investors, L.P. (previously filed as Exhibit 10.8 to the Company's Registration Statement on Form S-1, Registration No. 33-58999, which exhibit is hereby incorporated by reference).

10.9 Management Services Agreement dated as of December 29, 1994, by and between the Company and Leonard Green & Partners (previously filed as Exhibit 10.3 to



          the Company's Quarterly Report on Form 10-Q for the period ended January 29, 1995, which exhibit is hereby incorporated by reference).

10.10 Employment Agreement dated as of January 24, 1995, between the Company and Ronald Johnson (previously filed as Exhibit 10.10 to the Company's Registration Statement on Form S-1, Registration No. 33-58999, which exhibit is hereby incorporated by reference).


10.11 Employment Agreement dated as of March 6, 1995, between the Company and Gary M. Shell (previously filed as Exhibit 10.11 to the Company's Registration Statement on Form S-1, Registration No. 33-58999, which exhibit is hereby incorporated by reference).


10.12 Employment Agreement dated as of March 16, 1995, between the Company and Cliff Smith (previously filed as Exhibit 10.12 to the Company's Registration Statement on Form S-1, Registration No. 33-58999, which exhibit is hereby incorporated by reference).


10.13 Incentive Compensation Plan adopted on October 26, 1994 (previously filed as Exhibit 10.13 to the Company's Registration Statement on Form S-1, Registration No. 33-58999, which exhibit is hereby incorporated by reference).


10.14 Amended and Restated Kash n' Karry Retirement Estates and Trust (401(k) Plan) dated October 14, 1993, effective as of January 1, 1992 (previously filed as Exhibit 10.5 to the Company's Annual Report on Form 10-K for the period ended August 1, 1993, which exhibit is hereby incorporated by reference).

10.15(a) Form of Deferred Compensation Agreement dated as of December 21, 1989 between the Company and key employees and a select group of management (KESP) (previously filed as Exhibit 28.3(a) to the Company's Quarterly Report on Form 10-Q for the period ended January 28, 1990, which exhibit is hereby incorporated by reference).

10.15(b) Master First Amendment to Deferred Compensation Agreements, dated as of November 11, 1991 between the Company and the key employees party thereto (previously filed as Exhibit 28.3 to the Company's Quarterly Report on Form 10-Q for the period ended November 3, 1991, which exhibit is hereby incorporated by reference).

10.15(c) Master Second Amendment to Deferred Compensation Agreements, dated as of December 30, 1993 between the Company and the key employees party thereto (previously filed as Exhibit 10.13(d) to the Company's Quarterly Report on Form 10-Q for the period ended January 30, 1994, which exhibit is hereby incorporated by reference).




10.15(d) Master Third Amendment to Deferred Compensation Agreements, dated as of September 2, 1994, between the Company and the key employees party thereto (previously filed as Exhibit 10.2 to the Company's Quarterly Report on Form 10-Q for the period ended January 29, 1995, which exhibit is hereby incorporated by reference).

10.16(a) 1995 Key Employee Stock Option Plan (previously filed as Exhibit 10.16(a) to the Company's Registration Statement on Form S-1, Registration No. 33-58999, which exhibit is hereby incorporated by reference).

10.16(b) Non-Qualified Stock Option Agreement dated March 9, 1995 between the Company and Ronald E. Johnson (previously filed as Exhibit 10.16(b) to the Company's Registration Statement on Form S-1, Registration No. 33-58999, which exhibit is hereby incorporated by reference).

10.16(c) Form of Non-Qualified Stock Option Agreement entered into between the Company and certain key employees, as optionees, pursuant to the 1995 Key Employee Stock Option Plan (previously filed as
          Exhibit 10.16(c) to the Company's Registration Statement on Form S-1, Registration No. 33-58999, which exhibit is hereby incorporated by reference).

11        Statement re computation of per share earnings (filed herewith).

16 Letter re change in certifying accountant (previously filed as Exhibit 16 to the Company's Current Report on Form 8-K dated February 17, 1995, which exhibit is hereby incorporated by reference).

23.1      Consent of Milbank, Tweed, Hadley & McCloy (to be included in
          Exhibit 5).

23.2      Consent of KPMG Peat Marwick, LLP (filed herewith).

24 Power of Attorney (included in signature page to the Company's Registration Statement on Form S-1, Registration No. 33-58999, which exhibit is hereby incorporated by reference).

27        Financial Data Schedule (filed herewith in electronic format only).
















Item 17.  Undertakings

     1. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to its Certificate of Incorporation, Bylaws or otherwise, the registrant has been advised that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

     2.   The undersigned registrant hereby undertakes:

      (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement;

         (i) To include any prospectus required by Section 10(a)(3) of the Securities Act;

        (ii) To reflect in the prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement;

       (iii) To include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement;

     (2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof; and

     (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

                           SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this Amendment No. 1 to this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Tampa, State of Florida, on July 3, 1995.

                         KASH N' KARRY FOOD STORES, INC.



                         By:  /s/ Ronald E. Johnson
                            ------------------------------------
                            Ronald E. Johnson
                            Chairman of the Board,
                            President and Chief Executive Officer


     Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.


        Signature           Capacity                  Date



/s/ Ronald E. Johnson
- ---------------------
Ronald E. Johnson     Chairman of the Board,       July 3, 1995
                  President and Chief Executive
                            Officer
                  (principal executive officer)


/s/ Raymond P. Springer
- -----------------------
Raymond P. Springer   Senior Vice President,        July 11, 1995
                     Chief Financial Officer
                  (principal financial officer)


/s/ Richard D. Coleman
- ----------------------
Richard D. Coleman    Vice President, Controller    July 11, 1995
                    (principal accounting officer)



           *
- -----------------------
Everett L. Buckardt       Director                  July 3, 1995

           *
- ------------------------
John J. Delucca           Director                  July 3, 1995




- ------------------------
Jennifer Holden Dunbar    Director                   July ___, 1995




- ------------------------
Ben Evans                 Director                   July ___, 1995



           *
- ------------------------
Thomas W. Harberts        Director                  July 3, 1995



           *
- ------------------------
Robert Spiegel            Director                  July 3, 1995



           *
- ------------------------
Christopher V. Walker     Director                  July 3, 1995



           *
- ------------------------
Peter Zurkow              Director                  July 3, 1995




*By: /s/ Ronald E. Johnson
    ----------------------------
    Ronald E. Johnson, pursuant
    to Power of Attorney